Management's Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2016

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with Silver Wheaton Corp.'s ("Silver Wheaton" or the "Company") consolidated financial statements for the year ended December 31, 2016 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A contains "forward-looking" statements that are subject to risk factors set out in the cautionary note contained on page 51 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of March 21, 2017.

Highlights

Operations

Production

•
Attributable silver production for the three months and year ended December 31, 2016 of 7.6 million ounces and 30.4 million ounces, respectively, representing a decrease of 26% and 1% relative to the comparable periods in 2015.

•
Attributable gold production for the three months and year ended December 31, 2016 of 107,300 ounces and 353,700 ounces, respectively, representing an increase of 48% and 46% relative to the comparable periods in 2015, with the gold ounces produced for the most recently completed twelve months representing a record for the Company.

•
On a silver equivalent basis[1], attributable production for the three months and year ended December 31, 2016 of 15.2 million ounces and 56.2 million ounces, respectively, representing a decrease of 3% during the three month period and an increase of 15% during the twelve month period relative to the comparable periods in 2015, with ounces produced for the most recently completed twelve months representing a record for the Company.1

•
Alternatively, on a gold equivalent basis[1], attributable production for the three months and year ended December 31, 2016 of 214,100 ounces and 770,300 ounces, respectively, representing an increase of 2% and 17% relative to the comparable periods in 2015, with ounces produced for the most recently completed twelve months representing a record for the Company.

Sales Volume

•
Silver sales volume for the three months and year ended December 31, 2016 of 7.5 million ounces and 28.3 million ounces, respectively, representing a decrease of 14% during the three month period and an increase of 7% during the twelve month period relative to the comparable periods in 2015, with ounces sold for the most recently completed twelve months representing a record for the Company.

•
Record gold sales volume for the three months and year ended December 31, 2016 of 108,900 ounces and 330,000 ounces, respectively, representing an increase of 68% and 63% relative to the comparable periods in 2015.

•
On a silver equivalent basis¹, record sales volume for the three months and year ended December 31, 2016 of 15.2 million ounces and 52.4 million ounces, respectively, representing an increase of 12% and 26% relative to the comparable periods in 2015.

•
Alternatively, on a gold equivalent basis¹, record sales volume for the three months and year ended December 31, 2016 of 214,500 ounces and 718,400 ounces, respectively, representing an increase of 18% and 28% relative to the comparable periods in 2015.

1 Please refer to the tables on the bottom of pages 17, 18, 20 and 21 for the methodology of converting production and sales volumes to silver-equivalent ounces and gold-equivalent ounces.

SILVER WHEATON 2016 ANNUAL REPORT [1]

•
As at December 31, 2016, approximately 3.2 million payable silver ounces and 61,700 payable gold ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts. This represents a decrease of 0.6 million payable silver ounces and 2,200 payable gold ounces during the three month period ended December 31, 2016.  Payable ounces produced but not yet delivered to Silver Wheaton are expected to average approximately two months of annualized production but may vary from quarter to quarter due to a number of factors including mine ramp-up, delays in shipments, etc.[1]

Per Ounce Price Realized and Cash Cost Paid

•
Average realized sale price per silver ounce sold for the three months and year ended December 31, 2016 of $16.95 and $16.96, respectively, representing an increase of 15% and 8% relative to the comparable periods in 2015.

•
Average realized sale price per gold ounce sold for the three months and year ended December 31, 2016 of $1,205 and $1,246, respectively, representing an increase of 10% and 8% relative to the comparable periods in 2015.

•
Average cash cost² per silver ounce sold for the three months and year ended December 31, 2016 of $4.59 and $4.42, respectively, representing an increase of 13% and 6% relative to the comparable periods in 2015.

•
Average cash cost² per gold ounce sold for the three months and year ended December 31, 2016 of $389 and $391, respectively, representing a decrease of 2% during the three month period relative to the comparable period in 2015, while the cash cost for the twelve month period was virtually unchanged. 2

•
Cash operating margin³ per silver ounce sold for the three months and year ended December 31, 2016 of $12.36 and $12.54, respectively, representing an increase of 16% and 9% relative to the comparable periods in 2015.3

•
Cash operating margin³ per gold ounce sold for the three months and year ended December 31, 2016 of $817 and $855, respectively, representing an increase of 16% and 13% relative to the comparable periods in 2015.

Operating Results

•
Revenue for the three months and year ended December 31, 2016 of $258 million and $892 million, respectively, compared with $200 million and $649 million for the comparable periods in 2015, representing an increase of 29% and 37% relative to the comparable periods in 2015, with revenue for the most recently completed twelve months representing a record for the Company.

•
Net earnings for the three months and year ended December 31, 2016 of $11 million ($0.02 per share) and $195 million ($0.45 per share), respectively, compared with a net loss of $169 million ($0.42 per share) and $162 million ($0.41 per share) for the comparable periods in 2015.

•
During the three months and year ended December 31, 2016, the Company recognized an impairment charge of $71 million as compared to $231 million and $385 million, respectively, during the comparable periods of the previous year.

•
After removing the after tax impact of the 2016 and 2015 impairment charges, adjusted net earnings[4] for the three months and year ended December 31, 2016 of $82 million ($0.19 per share) and $266 million ($0.62 per share), respectively, compared with adjusted net earnings[4] of $57 million ($0.14 per share) and $210 million ($0.53 per share) for the comparable periods in 2015, representing an increase of 43% and 27% relative to the comparable periods in 2015.  4

1 Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.
2 Refer to discussion on non-IFRS measure (iii) of page 43 of this MD&A
3 Refer to discussion on non-IFRS measure (iv) of page 44 of this MD&A
4 Refer to discussion on non-IFRS measure (i) of page 41 of this MD&A

SILVER WHEATON 2016 ANNUAL REPORT [2]

•
Operating cash flows for the three months and year ended December 31, 2016 of $175 million ($0.40 per share1) and $584 million ($1.36 per share1), respectively, representing an increase of 31% and 35% relative to the comparable periods in 2015.1

•
On March 21, 2017, the Board of Directors declared a dividend in the amount of $0.07 per common share as per the Company's stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the operating cash flow of the previous four quarters. This dividend is payable to shareholders of record on April 05, 2017 and is expected to be distributed on or about April 21, 2017. The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Corporate Development

•
On March 21, 2016, the Company announced that it had entered into an early deposit precious metal purchase agreement with Panoro Minerals Ltd. ("Panoro") in respect of the Cotabambas project located in Peru.

•
On August 16, 2016, the Company completed an amendment to its agreement with Vale S.A ("Vale") to acquire an additional amount of gold equal to 25% of the life of mine gold production from its Salobo mine located in Brazil, with the Company being entitled to the additional attributable gold production for which an offtaker payment is received after July 1, 2016.

Other

•
On January 8, 2016, Silver Wheaton commenced an appeal in the Tax Court of Canada in relation to the Notices of Reassessment (the "Reassessments") for the 2005-2010 taxation years issued by the Canada Revenue Agency (the "CRA"). Silver Wheaton was required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. Rather than making this deposit in cash, on March 15, 2016, Silver Wheaton posted security in the form of a letter of guarantee in the amount of Cdn$192 million, which included interest accrued to-date plus estimated interest for the following year. On March 15, 2017, an additional letter of guarantee in the amount of Cdn$10 million was delivered to the CRA as security for estimated interest for the following year.

•
On April 14, 2016, the Company completed a bought-deal common-share financing (the "Offering"), whereby a total of 38,105,250 common shares (inclusive of the underwriters' over-allotment option) of Silver Wheaton were sold at a price of $16.60 per share, for aggregate gross proceeds to Silver Wheaton of approximately $633 million. After deducting underwriter commissions, the Company raised total net proceeds of approximately $607 million, which was used to repay debt that was outstanding under the Company's $2 billion revolving credit facility.

•
As announced on November 9, 2016, Charles Jeannes has been appointed to the Board of Directors. Mr. Jeannes is a mining industry veteran with over 30 years of experience and was the President and CEO of Goldcorp Inc. from December 2008 to April 2016 where he led the company's development into one of the world's largest and most successful gold mining companies with mining operations and development projects located throughout the Americas.

•	On February 27, 2017, the term of the revolving credit facility was extended by an additional year, with the facility now maturing on February 27, 2022.

•
On March 21, 2017, the Company announced that the Board of Directors has recommended changing the Company's name to Wheaton Precious Metals Corp. to better align the corporate identity with the Company's diverse portfolio of both silver and gold assets. The Company plans to seek shareholder approval for the proposed name change at its annual shareholder meeting in May.

•
As more fully disclosed in the Attributable Reserves and Resources section of this MD&A, as of December 31, 2016, Proven and Probable Mineral Reserves attributable to Silver Wheaton were 735.6 million ounces of silver compared with 775.3 million ounces as reported in Silver Wheaton's 2015 Annual Information Form ("AIF"), a decrease of 5%, and 11.55 million ounces of gold compared with 8.79 million ounces, an increase of 31%. On an attributable Measured and Indicated Mineral Resource basis, silver resources were 783.6 million ounces compared with 675.4 million ounces as reported in Silver Wheaton's 2015 AIF, an increase of 16%, and gold resources were 3.05 million ounces compared with 2.70 million ounces, an increase of 13%.

1 Refer to discussion on non-IFRS measure (ii) of page 42 of this MD&A

SILVER WHEATON 2016 ANNUAL REPORT [3]

On an attributable Inferred Mineral Resource basis, silver resources were 392.1 million ounces compared with 473.5 million as reported in Silver Wheaton's 2015 AIF, a decrease of 17%, and gold resources were 2.85 million ounces compared with 2.38 million ounces, an increase of 20%.

Overview

Silver Wheaton Corp. is a mining company which generates its revenue from the sale of silver and gold. The Company is listed on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") and trades under the symbol SLW.

Currently, the Company has entered into 19 long-term purchase agreements and two early deposit long-term purchase agreements associated with silver and/or gold ("precious metal purchase agreements" or "PMPA"), relating to 30 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce delivered which is fixed by contract, generally at or below the prevailing market price. Attributable silver and gold production as referred to in this MD&A and financial statements is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements. During the year ended December 31, 2016, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.42 and $391, respectively. The primary drivers of the Company's financial results are the volume of silver and gold production at the various mines to which the precious metal purchase agreements relate and the price of silver and gold realized by Silver Wheaton upon the sale of silver and gold received.

Outlook1

Silver Wheaton's estimated attributable silver and gold production in 2017 is forecast to be 28 million silver ounces and 340,000 gold ounces. For 2017 guidance, Silver Wheaton has assumed the ongoing strike at San Dimas will continue for a three-month period and that San Dimas will otherwise achieve production in line with 2016. Estimated average annual attributable silver and gold production over the next five years (including 2017) is anticipated to be approximately 29 million silver ounces and 340,000 gold ounces per year.

Over the next five years, forecast production growth from Salobo, Peñasquito, and Constancia is expected to be offset by the cessation of production from assets with fixed terms. In particular, the 10-year-term contract on Capstone Mining's Cozamin mine, acquired with Silver Wheaton's 2009 acquisition of Silverstone, expires in April 2017. In addition, Silver Wheaton's streaming agreement with Barrick regarding Pascua-Lama provides the Company with silver production from the Lagunas Norte, Veladero, and Pierina mines until March 31, 2018. Finally, Hudbay's Constancia mine satisfied its completion test in 2016, resulting in gold production from the 777 mine attributable to Silver Wheaton dropping from 100% to 50% in 2017. And lastly, as a reminder, Silver Wheaton does not include any production from Barrick's Pascua-Lama project or Hudbay's Rosemont project in its guidance.
From a liquidity perspective, the $124 million of cash and cash equivalents as at December 31, 2016 combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

1 Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2016 ANNUAL REPORT [4]

Silver and Gold Interests1

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Mine Owner	Location of Mine	Upfront Consideration [1]	Attributable Production to be Purchased	Term of Agreement	Date of Original Contract
Silver Interests
San Dimas	Primero	Mexico	$ 189,799	100% [2]	Life of Mine	15-Oct-04
Peñasquito	Goldcorp	Mexico	$ 485,000	25%	Life of Mine	24-Jul-07
Constancia	Hudbay	Peru	$ 294,900	100%	Life of Mine	8-Aug-12
Antamina	Glencore	Peru	$ 900,000	33.75% [3]	Life of Mine	3-Nov-15
Other silver interests [4]			$ 1,523,341
Total silver interests			$ 3,393,040
Gold Interests
Salobo	Vale	Brazil	$ 3,059,360 [5]	75%	Life of Mine	28-Feb-13
Sudbury [6]	Vale	Canada	$ 623,572	70%	20 years	28-Feb-13
Constancia	Hudbay	Peru	$ 135,000	50% [7]	Life of Mine	8-Aug-12
Other gold interests [8]			$ 439,442
Total gold interests			$ 4,257,374
Total silver and gold interests			$ 7,650,414

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
3)	Once the Company has received 140 million ounces of silver under the Antamina agreement, the Company's attributable silver production to be purchased will be reduced to 22.5%.
4)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Cozamin, Neves-Corvo, Aljustrel, Keno Hill, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont, Loma de La Plata and 777 silver interests, as more fully detailed on page 8 of this MD&A.

5)
Vale has completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum ("Mtpa") from its previous 12 Mtpa. If actual throughput is expanded above 28 Mtpa within a predetermined period, and depending on the grade of material processed, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021.

6)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
7)
Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company. Should there be a delay in achieving completion or mining the Pampacancha deposit beyond the end of 2018, Silver Wheaton would be entitled to additional compensation in respect of the gold stream.

8)	Comprised of the Minto, Rosemont and 777 gold interests, as more fully detailed on page 10 of this MD&A.

Silver Interests
San Dimas
On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. ("Goldcorp") to acquire an amount equal to 100% of the silver produced by Goldcorp's Luismin mining operations in Mexico, including the San Dimas mine. On August 6, 2010, Goldcorp completed the sale of San Dimas to Primero Mining Corp. ("Primero"), and pursuant to the amended silver purchase agreement with Primero, the Company acquires 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. Goldcorp has provided a guarantee with respect to the delivery by Primero of all silver produced and owing to the Company until 2029 and Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

On February 15, 2017, Primero announced that unionized employees at the San Dimas mine had initiated a strike action, resulting in the complete stoppage of mining and milling activities at the San Dimas mine. Primero has noted that its key focus in these negotiations has been to better align the short-term bonus structure with overall mine-site performance and profitability, to move the labour force onto a more continuous shift cycle to improve productivity and to achieve the necessary reductions to the unionized workforce.  Primero has indicated that depending on its duration, the strike could have a negative impact on Primero's 2017 production.
In addition, on March 15, 2017, Primero indicated that there is material uncertainty related to its ability to continue as a going concern. Primero has indicated in its MD&A for the period ended December 31, 2016 that its ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional funding, successful outcome of the strike and resumption of the San Dimas mine operations to normal operating capacity. Primero has noted that it has undertaken a number of actions to reduce cash outflows, and its Board of Directors has commenced a strategic review process to explore alternatives to improve shareholder value. Primero has indicated that the alternatives include such things as securing additional funding, strategic investments, joint ventures and asset sales. There can be no assurance that Primero's efforts will be successful in these initiatives, and this represents a material uncertainty that casts substantial doubt on the ability of Primero to continue as a going concern.

1 Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2016 ANNUAL REPORT [5]

In the event that Primero is not able to continue to operate as a going concern, then, in Silver Wheaton's opinion, Primero may (i) be unable to deliver some or all of the silver ounces due under the Primero SPA; (ii) otherwise default in its obligations under the Primero SPA; (iii) cease operations at San Dimas if it is uneconomic to continue to operate the mine; or (iv) become insolvent.  As a result, any of these or other adverse financial or operational consequences on Primero may also have a material adverse effect on Silver Wheaton's business, financial condition, results of operation and cash flows. In addition, there is no assurance that Silver Wheaton will be successful in enforcing its rights under the security interest granted by Primero and the guarantee granted by Goldcorp. See "Risks Relating to the Company – Security Over Underlying Assets" and "Risks Relating to the Mining Operations – International Operations" in the Company's Annual Information Form for the year ended December 31, 2016.

In February 2016, Primero announced that its Mexican subsidiary received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria ("SAT"), seeking to nullify the Advance Pricing Agreement ("2012 APA") issued by SAT in 2012. The 2012 APA confirmed Primero's ability to pay taxes in Mexico on the sale of silver on actual prices realized by its Mexican subsidiary in connection with silver sales under the Primero SPA for the tax years 2010 through 2014.  Primero has indicated that if the SAT is successful in retroactively nullifying the 2012 APA, the SAT may seek to audit and reassess Primero's Mexican subsidiary in respect of sales of silver in connection with the Primero SPA for the tax years 2010 through 2014 and tax Primero on such sales at higher-than-realized prices, as opposed to the actual realized prices set under the Primero SPA. Primero has disclosed that the amount of additional taxes that could be reassessed by the SAT for the tax years 2010 through 2014 on the silver sold in connection with the Primero SPA cannot be reasonably estimated at this time, but if SAT was successful in retroactively nullifying the 2012 APA and issuing reassessments it would likely have a material adverse effect on Primero's results of operations, financial condition and cash flows.
Primero has indicated that it has notified the Government of Mexico that the measures taken by the SAT against PEM in connection with the judicial proceeding seeking to retroactively nullify the APA, breached several provisions of Chapter 11 of the North American Free Trade Agreement (NAFTA) because these measures are arbitrary, discriminatory, unfair and inequitable. As more than 90 days have now passed since the provision of this notice, Primero has indicated that it has the option to commence international arbitration proceedings pursuant to Article 1119 of the NAFTA at a time of its choosing. Primero has indicated that it has engaged in dialogue with the Mexican Government regarding the Mexican tax authority's legal claim against the APA and has temporarily suspended its advancement of international arbitration against the Mexican Government in order to continue this dialogue.
In light of the legal challenge by the SAT to nullify the 2012 APA, Primero has indicated that it believes the SAT is unlikely to agree to an Advance Pricing Agreement for the tax years 2015 through 2019 tax years on terms similar to the 2012 APA. For the 2015 and 2016 tax years, Primero has confirmed that it continued to record its revenue for the purposes of Mexican tax accounting in a manner consistent with the 2012 APA.  To the extent the SAT determines that the appropriate price to tax sales under the Primero SPA is significantly different from the actual realized prices thereunder, such determination is likely to have a material adverse effect on Primero's business, financial condition and results of operations.
In the event that Primero is not able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise have an adverse impact on the business, financial condition or results of operation of Primero, then, in Silver Wheaton's opinion, Primero may (i) be unable to deliver some or all of the silver ounces due under the Primero SPA; (ii) otherwise default in its obligations under the Primero SPA; (iii) cease operations at San Dimas if it is uneconomic to continue to operate the mine; or (iv) become insolvent.  As a result, any of these or other adverse financial or operational consequences on Primero may also have a material adverse effect on Silver Wheaton's business, financial condition, results of operation and cash flows. Silver production from San Dimas represented approximately 9% of Silver Wheaton's total silver equivalent production for the year ended December 31, 2016.  If Silver Wheaton was unable to purchase any further silver under the Primero SPA, Silver Wheaton's forecasted silver equivalent production for 2017 and average five year forecasted silver equivalent production, its revenue and cash flows and its reserves and resources would all be significantly reduced. In addition, there is no assurance that Silver Wheaton will be successful in enforcing its rights under the security interest granted by Primero and the guarantee granted by Goldcorp. See "Risks Relating to the Company – Security Over Underlying Assets" and "Risks Relating to the Mining Operations – International Operations" in the Company's Annual Information Form for the year ended December 31, 2016.

SILVER WHEATON 2016 ANNUAL REPORT [6]

As at December 31, 2016, approximately 0.2 million ounces of cumulative payable silver ounces have been produced at San Dimas but not yet delivered to the Company, representing a decrease of 0.1 million payable silver ounces during the three month period ended December 31, 2016.1
As at December 31, 2016, the Company has received approximately 75.7 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of approximately $1.0 billion.
As at December 31, 2016, the San Dimas mine had proven and probable silver reserves of 41.2 million ounces, measured and indicated silver resources of 17.6 million ounces and inferred silver resources of 73.5 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).
Peñasquito
On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire an amount equal to 25% of the silver produced from Goldcorp's Peñasquito mining operations (the "Peñasquito mine") in Mexico for the life of mine.

As disclosed in Goldcorp's MD&A for the year ended December 31, 2016, the Pyrite Leach Project ("PLP") received Board approval on July 27, 2016, with an expected capital investment of approximately $420 million based on a feasibility study completed in December 2015. Goldcorp has indicated that the PLP is expected to increase overall gold and silver recovery by treating the zinc tailings before discharge to the tailings storage facility. As part of the PLP, a carbon pre-flotation facility is being constructed, anticipated to be completed in the second quarter of 2018, which is expected to allow for the efficient processing of the higher carbon content ore.

In addition, Goldcorp's MD&A for the year ended December 31, 2016 confirmed that the Northern Well Field project ("NWF") reached full production capacity during the fourth quarter of 2016 and is expected to satisfy Peñasquito's long-term water requirements.

As at December 31, 2016, approximately 0.4 million ounces of cumulative payable silver ounces have been produced at Peñasquito but not yet delivered to the Company, representing a decrease of 0.1 million payable silver ounces during the three month period ended December 31, 2016. 1

As at December 31, 2016, the Company has received approximately 37.7 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of approximately $701 million.

As at December 31, 2016, the Company's 25% share of the Peñasquito proven and probable silver reserves was 144.2 million ounces, measured and indicated silver resources was 64.6 million ounces and inferred silver resources was 4.4 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Constancia
On August 8, 2012, the Company entered into an agreement with Hudbay Minerals Inc. ("Hudbay") to acquire an amount equal to 100% of the life of mine silver production from the Constancia mine ("Constancia") in Peru (the Constancia Precious Metal Purchase Agreement"). Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from Constancia.

As at December 31, 2016, approximately 0.6 million ounces of cumulative payable silver ounces have been produced at Constancia but not yet delivered to the Company, virtually unchanged from the balance at September 30, 2016.1

As at December 31, 2016, the Company has received approximately 3.6 million ounces of silver related to the Constancia mine under the agreement, generating cumulative operating cash flows of approximately $38 million.

As at December 31, 2016, the Company's share of the Constancia proven and probable silver reserves was 54.4 million ounces, measured and indicated silver resources was 31.9 million ounces and inferred silver resources was 7.5 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Antamina
On November 3, 2015, the Company entered into an agreement to acquire from Glencore an amount of silver equal to 33.75% of the silver production from the Antamina mine in Peru until the delivery of 140 million ounces of silver and 22.5% of silver production thereafter for life of mine at a fixed 100% payable rate. Any silver in respect of which a delivery is made to an offtaker after September 30, 2015, is subject to this stream.

1 Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2016 ANNUAL REPORT [7]

As at December 31, 2016, approximately 0.7 million ounces of cumulative payable silver ounces have been produced at Antamina but not yet delivered to the Company, representing an increase of 0.1 million payable silver ounces during the three month period ended December 31, 2016. 1

As at December 31, 2016, the Company has received approximately 8.5 million ounces of silver related to the Antamina mine under the agreement, generating cumulative operating cash flows of approximately $112 million.

As at December 31, 2016, the Company's share of the Antamina proven and probable silver reserves was 63.9 million ounces, measured and indicated silver resources was 65.5 million ounces and inferred silver resources was 112.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Other Silver Interests
The following table summarizes the Other silver interests currently owned by the Company:

Other Silver Interests	Mine Owner	Location of Mine	Upfront Consideration[1]	Attributable Production to be Purchased	Term of Agreement	Date of Original Contract
Los Filos	Goldcorp [2]	Mexico	$ 4,463	100% [2]	25 years	15-Oct-04
Zinkgruvan	Lundin	Sweden	$ 77,866	100%	Life of Mine	8-Dec-04
Yauliyacu	Glencore	Peru	$ 285,000	100% [3]	Life of Mine	23-Mar-06
Stratoni	Eldorado Gold [4]	Greece	$ 57,500	100% [4]	Life of Mine	23-Apr-07
Minto	Capstone	Canada	$ 7,522	100%	Life of Mine	20-Nov-08
Cozamin	Capstone	Mexico	$ 41,959	100%	10 years	4-Apr-07
Neves-Corvo	Lundin	Portugal	$ 35,350	100%	50 years	5-Jun-07
Aljustrel	I'M SGPS	Portugal	$ 2,451	100% [5]	50 years	5-Jun-07
Keno Hill	Alexco	Canada	$ 50,000	25% [6]	Life of Mine	2-Oct-08
Barrick			$ 625,000
Pascua-Lama [7]	Barrick	Chile/Argentina		25% [7]	Life of Mine	8-Sep-09
Lagunas Norte	Barrick	Peru		100%	8.5 years	8-Sep-09
Pierina	Barrick	Peru		100%	8.5 years [8]	8-Sep-09
Veladero	Barrick	Argentina		100% [9]	8.5 years	8-Sep-09
Rosemont	Hudbay	United States	$ 190,900 [10]	100%	Life of Mine	10-Feb-10
777	Hudbay	Canada	$ 102,041	100%	Life of Mine	8-Aug-12
Loma de La Plata	Pan American	Argentina	$ 43,289 [11]	12.5%	Life of Mine	n/a [12]
Total other silver interests			$ 1,523,341

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	On January 12, 2017, Leagold Mining Corporation announced that it had entered into a binding sale and purchase agreement with Goldcorp to acquire the Los Filos mine.
3)	Glencore will deliver a per annum amount to Silver Wheaton equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
4)	95% owned by Eldorado Gold Corporation ("Eldorado Gold").
5)	Silver Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
6)
In June 2014, the Company amended its silver purchase agreement with Alexco Resource Corp. ("Alexco") to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by March 31, 2017 at Alexco's option. Certain provisions of the amended agreement are not applicable to the Bermingham deposit properties, with the result being that the original silver purchase agreement will continue to apply to those properties;

7)
Barrick Gold Corporation ("Barrick") has previously announced that the Pascua-Lama project has been placed on care and maintenance and that a temporary and partial closure plan has been filed with the Chilean mining authority.  As reported by Barrick in their 2016 Annual Report, Barrick has initiated a prefeasibility study to evaluate construction of an underground mine at Lama, on the Argentinean side of the Pascua-Lama project. Barrick states that should the study conclude that a phased underground development option meets their risk and financial criteria, and is a more compelling investment proposition than the permitted bi-national open pit plan, then this approach would represent an opportunity to unlock the value of the Pascua-Lama deposit, and the wider district, through a phased approach that reduces execution risks and upfront capital requirements.

8)	As per Barrick's disclosure, closure activities were initiated at Pierina in August 2013.
9)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
10)
The upfront consideration is currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

11)
Comprised of $11 million allocated to the silver interest upon the Company's acquisition of Silverstone Resources Corp. in addition to a contingent liability of $32 million, payable upon the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

12)	Definitive terms of the agreement to be finalized.

As at December 31, 2016, approximately 1.4 million ounces of cumulative payable silver ounces have been produced by the Other silver interests but not yet delivered to the Company, representing a decrease of 0.4 million payable silver ounces during the three month period ended December 31, 2016.1

1 Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2016 ANNUAL REPORT [8]

As at December 31, 2016, the Company has received approximately 95.7 million ounces of silver under these agreements, generating cumulative operating cash flows of approximately $1.6 billion.

As at December 31, 20161, unless otherwise noted, the Company's share of proven and probable silver reserves relative to these Other silver interests was 424.4 million ounces, measured and indicated silver resources was 590.6 million ounces and inferred silver resources was 148.7 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Gold Interests
Salobo
On February 28, 2013, the Company entered into an agreement to acquire from Vale S.A. ("Vale") an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.  On March 2, 2015, the Company agreed to amend the agreement to include an additional amount of gold equal to 25% of the life of mine gold production from Salobo, increasing the gold stream from 25% to 50% of the life of mine gold production from Salobo.

On August 2, 2016, the Company agreed to make a second amendment to the agreement with Vale to acquire an additional amount of gold equal to 25% of the life of mine gold production, with the Company being entitled to the additional attributable gold production for which an offtaker payment is received after July 1, 2016. With this amendment, the Company increased the gold stream from 50% to 75% of the life of mine gold production from Salobo.

Under the second amendment to the agreement, the Company paid Vale cash consideration of $800 million for the increased gold stream and amended the 10 million Silver Wheaton common share purchase warrants previously issued to Vale in connection with the Sudbury precious metal purchase agreement which expire on February 28, 2023 to reduce the strike price from $65 to $43.75 per common share. The amendment to these warrants was valued at $29 million using a Black-Scholes option pricing model, for total upfront consideration of $829 million. In addition, the Company is required to make ongoing payments of the lesser of $400 per ounce of gold (subject to a 1% annual inflation adjustment now commencing in 2019) or the prevailing market price per ounce of gold delivered for the full 75% of gold production.

As reported by Vale, the Salobo mine mill throughput has been increased to 24 million tonnes per annum ("Mtpa"), with the potential to further increase throughput beyond 24 Mtpa. If throughput capacity is expanded within a predetermined period, and depending on the grade of material processed, the Company will be required to make an additional payment to Vale, relative to the 75% stream, based on a set fee schedule ranging from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, to up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. There will be no additional deposit due if the expansion is completed after January 1, 2036. Any further future increase in mill throughput at the Salobo mine is expected to allow the Company to enhance its production growth profile and benefit from any future exploration successes at the Salobo mine.

As at December 31, 2016, approximately 30,700 cumulative payable ounces of gold have been produced at Salobo but not yet delivered to the Company, representing a decrease of 5,300 payable gold ounces during the three month period ended December 31, 2016.2

As of December 31, 2016, the Company has received approximately 373,700 ounces of gold related to the Salobo mine under the agreement, generating cumulative operating cash flows of approximately $306 million.

As at December 31, 2016, the Company's 75% share of the Salobo proven and probable gold reserves was 9.4 million ounces, measured and indicated gold resources was 1.8 million ounces and inferred gold resources was 1.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Sudbury
On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project (the "Sudbury mines") for a period of 20 years.

Subsequent to quarter end, Vale announced that the Stobie mine, one of the six currently operating mines from which Silver Wheaton is entitled to gold production, will be placed on care and maintenance later in 2017 due to a number of factors including low metal prices and ongoing market challenges, declining ore grades, and, more recently, seismicity issues that restricted production below the 3,000-foot level. The Stobie mine represented approximately 5% of Silver Wheaton's attributable production from Sudbury.

1 Mineral reserves and mineral resources are reported as of December 31, 2016, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 49 of this MD&A.
2 Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2016 ANNUAL REPORT [9]

As at December 31, 2016, approximately 13,800 payable ounces of gold have been produced at Sudbury but not yet delivered to the Company, virtually unchanged from the balance at September 30, 2016.1

As of December 31, 2016, the Company has received approximately 124,100 ounces of gold related to the Sudbury mines under the agreement, generating cumulative operating cash flows of approximately $105 million.

As at December 31, 2016, the Company's 70% share of the Sudbury mines proven and probable gold reserves was 550,000 ounces, measured and indicated gold resources was 70,000 ounces and inferred gold resources was 120,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Constancia
On November 4, 2013, the Company amended the Constancia Precious Metal Purchase Agreement to include the acquisition of an amount equal to 50%2 of the life of mine gold production from Constancia.

As at December 31, 2016, approximately 900 cumulative payable ounces of gold have been produced at Constancia but not yet delivered to the Company, representing a decrease of 500 payable gold ounces during the three month period ended December 31, 2016.1

As at December 31, 2016, the Company has received approximately 25,700 ounces of gold related to the Constancia mine under the agreement, generating cumulative operating cash flows of approximately $20 million.

As at December 31, 2016, the Company's 50% share of the Constancia proven and probable gold reserves was 510,000 ounces, measured and indicated gold resources was 280,000 ounces and inferred gold resources was 40,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Other Gold Interests
The following table summarizes the Other gold interests currently owned by the Company:

Other Gold Interests	Mine Owner	Location of Mine	Upfront Consideration [1]	Attributable Production to be Purchased	Term of Agreement	Date of Original Contract
Minto	Capstone	Canada	$ 47,283	100% [2]	Life of Mine	20-Nov-08
Rosemont	Hudbay	United States	$ 39,100 [3]	100%	Life of Mine	10-Feb-10
777	Hudbay	Canada	$ 353,059	50% [4]	Life of Mine	8-Aug-12
Total Other gold interests			$ 439,442
1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
3)
The upfront consideration is currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

4)	As Hudbay's Constancia mine has satisfied its completion test, Silver Wheaton's share of gold production from 777 has been reduced to 50% for the life of the mine effective January 1, 2017.

As at December 31, 2016, approximately 16,400 cumulative payable ounces of gold have been produced at the Other gold interests but not yet delivered to the Company, representing an increase of 3,700 payable gold ounces during the three month period ended December 31, 2016.1

As at December 31, 2016, the Company has received approximately 373,000 ounces of gold under these agreements, generating cumulative operating cash flows of approximately $371 million.

As at December 31, 20163, unless otherwise noted, the Company's share of proven and probable gold reserves relative to these Other gold interests was 370,000 ounces, measured and indicated gold resources was 430,000 ounces and inferred gold resources was 220,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

1 Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
2 Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
3 Mineral reserves and mineral resources are reported as of December 31, 2016, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 49 of this MD&A.

SILVER WHEATON 2016 ANNUAL REPORT [10]

Early Deposit Silver and Gold Interests

Early deposit silver and gold interests represent agreements relative to early stage development projects whereby Silver Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Silver Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Silver and Gold Interests.

The following table summarizes the early deposit silver and gold interests currently owned by the Company:

	Mine Owner			Attributable Production to be Purchased
Early Deposit Silver and Gold Interests		Location of Mine	Upfront Consideration ¹	Silver	Gold	Term of Agreement	Date of Original Contract
Toroparu	Sandspring	Guyana	$ 153,500 ²	50%	10%	Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	$ 140,000 ³	100% [4]	25% [4]	Life of Mine	21-Mar-16
$ 293,500
1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)
Comprised of $16 million paid to date and $138 million to be payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2017 if the feasibility documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Silver Wheaton elects to terminate, Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Silver Wheaton elects to reduce the streams, Sandspring Resources Ltd. ("Sandspring") may return the amount of the deposit already advanced less $2 million to Silver Wheaton and terminate the agreement.

3)
Comprised of $4 million paid to date, $10 million which is payable on an installment basis spread out over a period of up to eight years and $126 million payable on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

4)
Once 90 million silver equivalent ounces attributable to Silver Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

Cotabambas
On March 21, 2016, the Company announced that it had entered into the Cotabambas Early Deposit Agreement to acquire from Panoro Minerals Ltd. ("Panoro") an amount of silver and gold equal to 100% of the silver production and 25% of the gold production from its Cotabambas project located in Peru until 90 million silver equivalent ounces attributable to the Company have been produced, at which point the stream will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine. Under the terms of the agreement, Silver Wheaton will pay a total upfront cash consideration of $140 million, of which $4 million has been paid to date, $10 million is payable on an installment basis spread out over a period of up to eight years (subject to certain conditions), with the remainder to be payable on an installment basis to partially fund construction of the mine once certain conditions have been satisfied. In addition, Silver Wheaton will make ongoing payments of the lesser of $5.90 per ounce of silver and $450 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year after the completion test is satisfied) or the prevailing market price per ounce of silver and gold delivered.

Following the delivery of certain feasibility documentation, the Company may elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the $14 million paid less $2 million, with this repayment being due upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

General
As at December 31, 20161, unless otherwise noted, these early deposit silver and gold interests had proven and probable reserves of 410,000 ounces of gold, measured and indicated resources of 13.5 million ounces of silver and 450,000 ounces of gold and inferred resources of 45.5 million ounces of silver and 1.15 million ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

1 Mineral reserves and mineral resources are reported as of December 31, 2016, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 49 of this MD&A.

SILVER WHEATON 2016 ANNUAL REPORT [11]

Royalty Interest

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the "Royalty") in the Metates properties from Chesapeake Gold Corp. ("Chesapeake") for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million and at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (⅔) of the Royalty, or 1%, for the sum of $9 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

Long-Term Investments

The Company will, from time to time, invest in securities of publicly listed mining companies for strategic purposes.  The Company held the following investments as at December 31, 2016:

	Dec 31, 2016	Three Months Ended Dec 31, 2016	Year Ended Dec 31, 2016	Year Ended Dec 31, 2016
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI		Realized Loss on Disposal
Bear Creek	$ 23,217	$ (5,201)	$ 17,658	$ -
Other	41,404	(7,241)	27,187	(7,006)
Total common shares held	$ 64,621	$ (12,442)	$ 44,845	$ (7,006)

	Dec 31, 2015	Three Months Ended Dec 31, 2015	Year Ended Dec 31, 2015	Year Ended Dec 31, 2015
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI		Realized Loss on Disposal
Bear Creek	$ 5,558	$ (1,572)	$ (10,678)	$ -
Revett	-	-	(1,401)	(11,870)
Other	14,218	3,793	(1,006)	(2,781)
Total common shares held	$ 19,776	$ 2,221	$ (13,085)	$ (14,651)

The Company's long-term investments in common shares ("LTI's") are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income ("OCI").  The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Bear Creek
At December 31, 2016, Silver Wheaton owned approximately 13.3 million (December 31, 2015 - 13.3 million) common shares of Bear Creek Mining Corporation ("Bear Creek"), representing approximately 13% (December 31, 2015 - 14%) of the outstanding shares of Bear Creek. At December 31, 2016, the fair value of the Company's investment in Bear Creek was $23 million (December 31, 2015 - $6 million).

SILVER WHEATON 2016 ANNUAL REPORT [12]

Revett
In June 2015, the Company disposed of its investment of 5.3 million common shares of Revett Minerals Inc. ("Revett") after the acquisition of Revett by Hecla Mining Company ("Hecla"), resulting in a realized loss of $12 million.  The Company received 0.9 million common shares of Hecla as consideration for its disposal of Revett shares.

Other
In September 2016, the Company disposed of its investment of 2.5 million common shares of Mines Management Inc. ("Mines Management") after the acquisition of Mines Management by Hecla, resulting in a realized loss of $7 million.  The Company received 0.6 million common shares of Hecla as consideration for its disposal of Mines Management shares.

At December 31, 2016, Silver Wheaton owned common shares of several other publicly traded mineral exploration, development and mining companies. As Silver Wheaton's investment represents less than 10% of the outstanding shares of each of the respective companies and is not considered material to Silver Wheaton's overall financial position, these investments have been reflected in this MD&A and financial statements as part of Other long-term investments.

The shares of Mines Management and Hecla, discussed above, have been reflected as a component of Other long-term investments in these financial statements.

At December 31, 2016, the fair value of the Other long-term investments was $41 million (December 31, 2015 - $14 million).

SILVER WHEATON 2016 ANNUAL REPORT [13]

Summarized Financial Results

	2016	2015	2014
Silver and gold production
Attributable silver ounces produced (000's)	30,379	30,734	25,674
Attributable gold ounces produced	353,703	242,957	147,635
Attributable silver equivalent ounces produced (000's) [1]	56,169	48,701	35,471
Attributable gold equivalent ounces produced [1]	770,289	658,551	534,553
Silver and gold sales
Silver ounces sold (000's)	28,322	26,566	23,484
Gold ounces sold	330,009	202,349	139,521
Silver equivalent ounces sold (000's) [1]	52,388	41,529	32,742
Gold equivalent ounces sold [1]	718,430	561,570	493,425
Average realized price ($'s per ounce)
Average realized silver price	$ 16.96	$ 15.64	$ 18.92
Average realized gold price	$ 1,246	$ 1,152	$ 1,261
Average realized silver equivalent price [1]	$ 17.02	$ 15.62	$ 18.94
Average realized gold equivalent price [1]	$ 1,241	$ 1,155	$ 1,257
Average cash cost ($'s per ounce) [2]
Average silver cash cost	$ 4.42	$ 4.17	$ 4.14
Average gold cash cost	$ 391	$ 393	$ 386
Average silver equivalent cash cost [1]	$ 4.86	$ 4.58	$ 4.61
Average gold equivalent cash cost [1]	$ 354	$ 339	$ 306
Average depletion ($'s per ounce) [2]
Average silver depletion	$ 5.32	$ 3.41	$ 3.22
Average gold depletion	$ 479	$ 534	$ 607
Average silver equivalent depletion [1]	$ 5.89	$ 4.78	$ 4.89
Average gold equivalent depletion [1]	$ 430	$ 354	$ 325
Total revenue ($000's)	$ 891,557	$ 648,687	$ 620,176
Net earnings (loss) ($000's)	$ 195,137	$ (162,042)	$ 199,826
Add back - impairment loss, net of tax	71,000	372,399	68,151
Adjusted net earnings [3] ($000's)	$ 266,137	$ 210,357	$ 267,977
Earnings (loss) per share
Basic	$ 0.45	$ (0.41)	$ 0.56
Diluted	$ 0.45	$ (0.41)	$ 0.56
Adjusted earnings per share [3]
Basic	$ 0.62	$ 0.53	$ 0.75
Diluted	$ 0.62	$ 0.53	$ 0.74
Cash flow from operations ($000's)	$ 584,301	$ 431,359	$ 431,873
Dividends
Dividends paid ($000's)	$ 90,612 [4]	$ 80,809 [4]	$ 93,400 [4]
Dividends paid per share	$ 0.21	$ 0.20	$ 0.26
Total assets ($000's)	$ 6,153,319	$ 5,632,211	$ 4,647,763
Total non-current financial liabilities ($000's)	$ 1,194,012	$ 1,468,732	$ 1,001,914
Total other liabilities ($000's)	$ 19,319	$ 12,744	$ 17,113
Shareholders' equity ($000's)	$ 4,939,988	$ 4,150,735	$ 3,628,736
Shares outstanding	441,456,217	404,039,065	364,777,928
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)	Refer to discussion on non-IFRS measure (iii) on page 43 of this MD&A.
3)	Refer to discussion on non-IFRS measure (i) on page 41 of this MD&A.
4)
During the year ended December 31, 2016, the Company declared and paid total dividends to its shareholders of $91 million, with the payment being comprised of $79 million in cash and $12 million in common shares issued, with the Company issuing 624,931 common shares under the Company's dividend reinvestment plan ("DRIP").  During the year ended December 31, 2015, the Company declared and paid total dividends of $81 million, with the payment being comprised of $69 million in cash and $12 million in common shares issued, with the Company issuing 847,064 common shares under the Company's DRIP.  During the year ended December 31, 2014, the Company declared and paid total dividends of $93 million, with the payment being comprised of $80 million in cash and $13 million in common shares issued, with the Company issuing 646,618 common shares under the Company's DRIP.

SILVER WHEATON 2016 ANNUAL REPORT [14]

Summary of Ounces Produced and Sold

	2016				2015
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Silver ounces produced [2]
San Dimas	1,429	1,264	1,596	923	2,317	1,418	1,786	1,928
Peñasquito	1,328	1,487	867	1,352	1,766	2,092	1,932	1,447
Antamina	1,599	1,469	1,707	2,021	2,403	-	-	-
Constancia	723	749	778	509	637	664	591	104
Other [3]	2,510	2,682	2,659	2,727	3,161	2,716	2,892	2,880
Total silver ounces produced	7,589	7,651	7,607	7,532	10,284	6,890	7,201	6,359
Gold ounces produced [2]
Sudbury [4]	11,028	10,779	15,054	7,895	13,678	7,300	8,195	8,666
Salobo	71,328	68,168	35,627	38,474	39,395	35,717	34,036	29,195
Constancia	3,151	3,737	4,622	3,435	4,617	4,341	3,510	1,936
Other [5]	21,825	30,642	15,885	12,053	14,676	11,250	10,572	15,873
Total gold ounces produced	107,332	113,326	71,188	61,857	72,366	58,608	56,313	55,670
SEOs produced [6]	15,218	15,365	12,947	12,453	15,699	11,309	11,299	10,421
GEOs produced [6]	214,097	225,712	172,566	156,513	209,783	149,941	155,303	142,862
Silver ounces sold
San Dimas	1,571	1,065	1,426	1,345	2,097	2,014	1,265	1,901
Peñasquito	1,270	1,078	886	949	2,086	2,053	1,420	1,573
Antamina	1,488	1,598	2,202	1,879	1,340	-	-	-
Constancia	702	536	520	666	511	329	320	-
Other [3]	2,475	1,845	2,108	2,713	2,717	2,179	2,570	2,191
Total silver ounces sold	7,506	6,122	7,142	7,552	8,751	6,575	5,575	5,665
Gold ounces sold
Sudbury [4]	10,183	12,294	11,351	9,007	6,256	6,674	12,518	8,033
Salobo	73,646	50,043	45,396	35,366	44,491	21,957	32,156	9,794
Constancia	3,343	3,396	3,610	4,933	4,473	2,701	3,223	-
Other [5]	21,759	19,330	10,400	15,952	9,679	16,745	13,077	10,572
Total gold ounces sold	108,931	85,063	70,757	65,258	64,899	48,077	60,974	28,399
SEOs sold [6]	15,249	11,913	12,451	12,745	13,607	10,201	10,010	7,737
GEOs sold [6]	214,529	175,008	165,945	160,180	181,838	135,243	137,591	106,071
Cumulative payable silver ounces produced but not yet delivered [7]	3,224	3,783	2,999	3,230	3,872	3,320	3,747	2,873
Cumulative payable gold ounces produced but not yet delivered [7]	61,732	63,935	44,780	49,679	56,867	54,462	46,809	55,286
Silver / Gold Ratio [8]	71.1	68.1	75.0	79.6	74.8	75.4	72.8	72.9

1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Cozamin, Neves-Corvo, Aljustrel, Keno Hill, Lagunas Norte, Pierina, Veladero and 777 silver interests.
4)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
5)	Comprised of the Minto and 777 gold interests.
6)
Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs), which are provided to assist the reader, are calculated by converting gold (in the case of SEOs) or silver (in the case of GEOs) using the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

7)	Payable silver and gold ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.
8)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

SILVER WHEATON 2016 ANNUAL REPORT [15]

Quarterly Financial Review

	2016				2015
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total silver ounces sold (000's)	7,506	6,122	7,142	7,552	8,751	6,575	5,575	5,665
Average realized silver price [1]	$16.95	$19.53	$17.18	$14.68	$14.75	$15.05	$16.42	$16.95
Silver sales (000's)	$127,210	$119,573	$122,711	$110,847	$129,087	$98,926	$91,552	$96,012
Total gold ounces sold	108,931	85,063	70,757	65,258	64,899	48,077	60,974	28,399
Average realized gold price[1]	$1,205	$1,336	$1,267	$1,175	$1,100	$1,130	$1,195	$1,214
Gold sales (000's)	$131,281	$113,631	$89,640	$76,664	$71,409	$54,325	$72,883	$34,492
Total sales (000's)	$258,491	$233,204	$212,351	$187,511	$200,496	$153,251	$164,435	$130,504
Average cash cost, silver [1,2]	$4.59	$4.51	$4.46	$4.14	$4.06	$4.26	$4.26	$4.14
Average cash cost, gold [1,2]	$389	$390	$401	$389	$396	$389	$395	$388
Average depletion, silver [1]	$5.26	$5.45	$5.49	$5.12	$4.17	$2.97	$3.51	$2.65
Average depletion, gold [1]	$449	$477	$507	$501	$485	$535	$554	$600
Net earnings (loss) (000's)	$10,865	$82,986	$60,306	$40,979	$(169,263)	$(95,925)	$53,726	$49,419
Add back - impairment loss (net of tax)	71,000	-	-	-	226,673	145,726	-	-
Adjusted net earnings [3] (000's)	$81,865	$82,986	$60,306	$40,979	$57,410	$49,801	$53,726	$49,419
Earnings (loss) per share
Basic	$0.02	$0.19	$0.14	$0.10	$(0.42)	$(0.24)	$0.13	$0.13
Diluted	$0.02	$0.19	$0.14	$0.10	$(0.42)	$(0.24)	$0.13	$0.13
Adjusted earnings per share [3]
Basic	$0.19	$0.19	$0.14	$0.10	$0.14	$0.12	$0.13	$0.13
Diluted	$0.19	$0.19	$0.14	$0.10	$0.14	$0.12	$0.13	$0.13
Cash flow from operations (000's)	$174,702	$161,577	$134,267	$113,754	$133,389	$99,547	$109,292	$89,131
Cash flow from operations per share [4]
Basic	$0.40	$0.37	$0.31	$0.28	$0.33	$0.25	$0.27	$0.24
Diluted	$0.40	$0.37	$0.31	$0.28	$0.33	$0.25	$0.27	$0.24
Dividends
Dividends declared (000's)	$26,475	$22,049	$22,000	$20,088 [5]	$20,192	$20,214	$20,205	$20,198 [6]
Dividends declared per share	$0.06	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05
Total assets (000's)	$6,153,319	$6,326,032	$5,561,209	$5,563,144	$5,632,211	$5,009,177	$5,203,371	$5,268,074
Total liabilities (000's)	$1,213,331	$1,362,857	$721,982	$1,406,757	$1,481,476	$666,356	$735,672	$840,578
Total shareholders' equity (000's)	$4,939,988	$4,963,175	$4,839,227	$4,156,387	$4,150,735	$4,342,821	$4,467,699	$4,427,496

1)	Expressed as United States dollars per ounce.
2)	Refer to discussion on non-IFRS measure (iii) on page 43 of this MD&A.
3)	Refer to discussion on non-IFRS measure (i) on page 41 of this MD&A
4)	Refer to discussion on non-IFRS measure (ii) on page 42 of this MD&A.
5)	On March 16, 2016, the Company declared dividends of $0.05 per common share for total dividends of $20 million, which was paid on April 14, 2016.
6)	On March 18, 2015, the Company declared dividends of $0.05 per common share for total dividends of $20 million, which was paid on April 14, 2015.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver or gold, the commencement of operations of mines under construction, as well as acquisitions of precious metal purchase agreements and any related capital raising activities.

SILVER WHEATON 2016 ANNUAL REPORT [16]

Results of Operations and Operational Review

The Company currently has eight reportable operating segments: the silver produced by the San Dimas, Peñasquito and Antamina mines, the gold produced by the Sudbury and Salobo mines, the silver and gold produced by the Constancia mine and the Other mines and corporate operations.

Three Months Ended December 31, 2016
	Ounces Produced[2]	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Sales	Gross Margin	Impairment Charges	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,429	1,571	$16.54	$4.28	$1.11	$25,975	$17,516	$-	$17,516	$19,253	$140,575
Peñasquito	1,328	1,270	17.33	4.09	3.05	22,016	12,941	-	12,941	16,819	418,077
Antamina	1,599	1,488	16.76	3.31	9.94	24,941	5,222	-	5,222	20,010	815,806
Constancia	723	702	17.29	5.90	7.41	12,129	2,788	-	2,788	8,192	275,971
Other [4]	2,510	2,475	17.03	5.45	5.61	42,149	14,759	-	14,759	29,555	785,570
Total silver	7,589	7,506	$16.95	$4.59	$5.26	$127,210	$53,226	$-	$53,226	$93,829	$2,435,999
Gold
Sudbury [5]	11,028	10,183	$1,193	$400	$787	$12,149	$61	$(71,000)	$(70,939)	$8,107	$401,535
Salobo	71,328	73,646	1,198	400	382	88,200	30,609	-	30,609	58,742	2,904,835
Constancia	3,151	3,343	1,214	400	409	4,059	1,354	-	1,354	2,735	125,670
Other [6]	21,825	21,759	1,235	343	522	26,873	8,061	-	8,061	24,349	51,233
Total gold	107,332	108,931	$1,205	$389	$449	$131,281	$40,085	$(71,000)	$(30,915)	$93,933	$3,483,273
Operating results						$258,491	$93,311	$(71,000)	$22,311	$187,762	$5,919,272
Corporate costs
General and administrative									$(4,124)	$(5,662)
Interest expense									(6,664)	(6,839)
Other									(844)	(559)
Income tax recovery									186	-
Total corporate costs									$(11,446)	$(13,060)	$234,047
									$10,865	$174,702	$6,153,319

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 43 of this MD&A.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Cozamin, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended December 31, 2016 were as follows:
Three Months Ended December 31, 2016
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	71.1	15,218	15,249	$ 16.95	$ 5.04	$ 11.91	$ 5.80	$ 6.11
Gold equivalent basis	71.1	214,097	214,529	$ 1,205	$ 358	$ 847	$ 412	$ 435

1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) on page 43 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 44 of this MD&A.

SILVER WHEATON 2016 ANNUAL REPORT [17]

Three Months Ended December 31, 2015
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Gross Margin	Impairment Charges	Net Loss	Cash Flow From Operations	Total Assets
Silver
San Dimas	2,317	2,097	$14.28	$4.24	$0.88	$29,954	$19,218	$-	$19,218	$21,061	$146,555
Peñasquito	1,766	2,086	15.40	4.07	2.85	32,125	17,700	-	17,700	23,636	430,847
Antamina	2,403	1,340	14.07	2.80	9.93	18,858	1,802	-	1,802	15,110	886,981
Constancia	637	511	15.06	5.90	7.77	7,697	707	-	707	4,681	293,931
Other [4]	3,161	2,717	14.89	4.20	4.21	40,453	17,606	(130,292)	(112,686)	29,166	828,352
	10,284	8,751	$14.75	$4.06	$4.17	$129,087	$57,033	$(130,292)	$(73,259)	$93,654	$2,586,666
Gold
Sudbury [5]	13,678	6,256	$1,113	$400	$841	$6,965	$(801)	$(49,439)	$(50,240)	$4,463	$506,250
Salobo	39,395	44,491	1,103	400	420	49,051	12,579	-	12,579	31,255	2,156,757
Constancia	4,617	4,473	1,102	400	397	4,931	1,363	-	1,363	3,142	131,925
Other [6]	14,676	9,679	1,081	373	593	10,462	1,113	(51,170)	(50,057)	6,948	87,814
	72,366	64,899	$1,100	$396	$485	$71,409	$14,254	$(100,609)	$(86,355)	$45,808	$2,882,746
Operating results						$200,496	$71,287	$(230,901)	$(159,614)	$139,462	$5,469,412
Corporate costs
General and administrative									$(9,011)	$(4,757)
Interest expense									(1,364)	(391)
Other									(396)	(925)
Income tax recovery									1,122	-
Total corporate costs									$(9,649)	$(6,073)	$162,799
									$(169,263)	$133,389	$5,632,211

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 43 of this MD&A.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero and 777 silver interests in addition to the non-operating Rosemont, Keno Hill, Aljustrel, Loma de La Plata and Pascua-Lama silver interests.

5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended December 31, 2015 were as follows:

Three Months Ended December 31, 2015
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	74.8	15,699	13,607	$ 14.73	$ 4.50	$ 10.23	$ 4.99	$ 5.24
Gold equivalent basis	74.8	209,783	181,838	$ 1,103	$ 337	$ 766	$ 374	$ 392
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) on page 43 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 44 of this MD&A.

SILVER WHEATON 2016 ANNUAL REPORT [18]

Silver Production
For the three months ended December 31, 2016, attributable silver production was 7.6 million ounces relative to 10.3 million ounces for the comparable period in 2015, with the 2.7 million ounce decrease being primarily attributable to the following factors:

•	888,000 ounce (38%) decrease related to the San Dimas mine, due primarily to lower throughput and grades;

•
804,000 ounce (33%) decrease related to the silver stream at the Antamina mine, primarily due to the closing of the Antamina PMPA in the fourth quarter of 2015 which provided for the delivery of Glencore's portion of silver sold from Antamina to an offtaker as of September 30, 2015, resulting in reported production in the fourth quarter of 2015 including some material processed in the previous quarter; and

•	438,000 ounce (25%) decrease related to the Peñasquito mine, primarily due to lower grades as a result of mine sequencing.

Gold Production
For the three months ended December 31, 2016, attributable gold production was 107,300 ounces relative to 72,400 ounces for the comparable period in 2015, with the 34,900 ounce increase being primarily attributable to the following factors:

•
31,900 ounce (81%) increase related to the Salobo mine, due primarily to the acquisition of an additional 25% gold interest in the Salobo mine as referenced in the Gold interest section of this MD&A, with the two lines operating at 98% of nameplate capacity in the three months ended December 31, 2016 compared with 89% during the comparable period of the prior year; and

•	7,100 ounce (49%) increase related to gold production at the Other mines, due primarily to higher grades at Minto; partially offset by

•	2,700 ounce (19%) decrease related to the Sudbury mines, due primarily to lower throughput and grades, partially offset by higher recoveries.

Net Earnings (Loss) and Cash Flow from Operations
For the three months ended December 31, 2016, net earnings and cash flow from operations were $11 million and $175 million, respectively, relative to a net loss of $169 million and cash flow from operations of $133 million for the comparable period in 2015, with the $180 million increase in net earnings being primarily attributable to the following factors:

•	$15 million decrease related to a 27% decrease in payable silver ounces produced;

•	$6 million increase related to a 49% increase in payable gold ounces produced;

•
$26 million increase due to an increase in the operating margin per ounce, due primarily to a 15% increase in the average realized selling price per silver ounce sold and a 10% increase in the average realized selling price per gold ounce sold; and

•
$160 million increase as a result of a lower impairment charge taken during the three months ended December 31, 2016 as compared to December 31, 2015, as more fully explained in the Impairment of Silver and Gold Interests section of this MD&A.

SILVER WHEATON 2016 ANNUAL REPORT [19]

Year Ended December 31, 2016
	Ounces Produced [2]	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Sales	Gross Margin	Impairment Charges	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	5,212	5,407	$17.00	$4.26	$1.11	$91,929	$62,918	$-	$62,918	$68,898	$140,575
Peñasquito	5,034	4,183	17.02	4.09	3.05	71,196	41,315	-	41,315	54,085	418,077
Antamina	6,796	7,167	16.87	3.37	9.94	120,916	25,507	-	25,507	96,736	815,806
Constancia	2,759	2,424	16.93	5.90	7.41	41,019	8,762	-	8,762	26,926	275,971
Other [4]	10,578	9,141	16.98	5.10	4.68	155,281	65,876	-	65,876	110,364	785,570
	30,379	28,322	$16.96	$4.42	$5.32	$480,341	$204,378	$-	$204,378	$357,009	$2,435,999
Gold
Sudbury [5]	44,756	42,835	$1,246	$400	$787	$53,384	$2,535	$(71,000)	$(68,465)	$36,281	$401,535
Salobo	213,597	204,451	1,240	400	398	253,582	90,371	-	90,371	171,802	2,904,835
Constancia	14,945	15,282	1,230	400	409	18,792	6,425	-	6,425	12,693	125,670
Other [6]	80,405	67,441	1,267	358	542	85,458	24,712	-	24,712	66,527	51,233
	353,703	330,009	$1,246	$391	$479	$411,216	$124,043	$(71,000)	$53,043	$287,303	$3,483,273
Operating results						$891,557	$328,421	$(71,000)	$257,421	$644,312	$5,919,272
Corporate costs
General and administrative									$(34,439)	$(32,563)
Interest expense									(24,193)	(23,317)
Other									(4,982)	(4,131)
Income tax recovery									1,330	-
Total corporate costs									$(62,284)	$(60,011)	$234,047
									$195,137	$584,301	$6,153,319

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 43 of this MD&A.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Cozamin, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the year ended December 31, 2016 were as follows:

Year Ended December 31, 2016
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	72.9	56,169	52,388	$ 17.02	$ 4.86	$ 12.16	$ 5.89	$ 6.27
Gold equivalent basis	72.9	770,289	718,430	$ 1,241	$ 354	$ 887	$ 430	$ 457
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) on page 43 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 44 of this MD&A.

SILVER WHEATON 2016 ANNUAL REPORT [20]

Year Ended December 31, 2015
	Ounces Produced [2]	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Sales	Gross Margin	Impairment Charges	Net Loss	Cash Flow From Operations	Total Assets
Silver
San Dimas	7,449	7,277	$15.56	$4.22	$0.88	$113,198	$76,122	$-	$76,122	$82,518	$146,555
Peñasquito	7,237	7,132	16.00	4.07	2.85	114,083	64,759	-	64,759	85,057	430,847
Antamina	2,403	1,340	14.07	2.80	9.93	18,858	1,802	-	1,802	15,110	886,981
Constancia	1,996	1,160	15.56	5.90	7.77	18,053	2,191	-	2,191	11,209	293,931
Other [4]	11,649	9,657	15.68	4.19	4.30	151,386	69,414	(184,014)	(114,600)	111,984	828,352
	30,734	26,566	$15.64	$4.17	$3.41	$415,578	$214,288	$(184,014)	$30,274	$305,878	$2,586,666
Gold
Sudbury [5]	37,839	33,481	$1,171	$400	$841	$39,201	$(2,364)	$(49,439)	$(51,803)	$25,371	$506,250
Salobo	138,343	108,398	1,146	400	420	124,250	35,389	-	35,389	80,890	2,156,757
Constancia	14,404	10,397	1,141	400	397	11,860	3,568	-	3,568	7,700	131,925
Other [6]	52,371	50,073	1,154	371	603	57,798	9,011	(151,469)	(142,458)	38,895	87,814
	242,957	202,349	$1,152	$393	$534	$233,109	$45,604	$(200,908)	$(155,304)	$152,856	$2,882,746
Operating results						$648,687	$259,892	$(384,922)	$(125,030)	$458,734	$5,469,412
Corporate costs
General and administrative									$(32,237)	$(21,807)
Interest expense									(4,090)	(2,697)
Other									(4,076)	(2,871)
Income tax recovery									3,391	-
Total corporate costs									$(37,012)	$(27,375)	$162,799
									$(162,042)	$431,359	$5,632,211

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 43 of this MD&A.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero and 777 silver interests in addition to the non-operating Rosemont, Keno Hill, Aljustrel, Loma de La Plata and Pascua-Lama silver interests.

5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the year ended December 31, 2015 were as follows:

Year Ended December 31, 2015
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	74.0	48,701	41,529	$ 15.62	$ 4.58	$ 11.04	$ 4.78	$ 6.26
Gold equivalent basis	74.0	658,551	561,570	$ 1,155	$ 339	$ 816	$ 354	$ 462
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) on page 43 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 44 of this MD&A.

SILVER WHEATON 2016 ANNUAL REPORT [21]

Silver Production
For the year ended December 31, 2016, attributable silver production was 30.4 million ounces, relative to 30.7 million ounces for the comparable period in 2015, with the 0.4 million ounce decrease being primarily attributable to the following factors:

•	4.4 million ounce (183%) increase related to the silver stream at the Antamina mine, with 2015 reflecting approximately 3 months of production from Antamina; offset by

•
2.2 million ounce (30%) decrease related to the San Dimas mine which, as reported by Primero in their January 18, 2017 press release, was primarily the result of 2016 production being impacted by the implementation of enhanced ground support in early-2016, and later by high unplanned worker absences and lack of compliance to the mine plans. This resulted in reduced underground development rates and ventilation restrictions which reduced mine productivity; and

•
2.2 million ounce (30%) decrease related to the Peñasquito mine which, as per Goldcorp's 2016 annual report, was primarily due to lower throughput resulting from harder ore types processed and a longer than anticipated period to ramp up to full production following a planned 10 day shut down in the second quarter coupled with lower grades as a result of mine sequencing.

Gold Production
For the year ended December 31, 2016, attributable gold production was 353,700 ounces, relative to 243,000 ounces for the comparable period in 2015, with the 110,700 ounce increase being primarily attributable to the following factors:

•
75,300 ounce (54%) increase related to the Salobo mine, primarily due to higher grades and throughput in addition to the acquisition of an additional 25% gold interest in the Salobo mine applying to gold produced from July 1, 2016;

•	27,700 ounce (53%) increase related to gold production at the Other mines, primarily due to the mining of higher grade material at Minto; and

•	6,900 ounce (18%) increase related to the Sudbury mine, primarily due to higher grades and recovery.

Net Earnings (Loss) and Cash Flow from Operations
For the year ended December 31, 2016, net earnings and cash flow from operations were $195 million and $584 million, respectively, relative to a net loss of $162 million and cash flow from operations of $431 million for the comparable period in 2015, with the $357 million increase in net earnings being primarily attributable to the following factors:

•	$25 million increase related to a 47% increase in payable gold ounces produced;

•	$32 million decrease related to the composition of mines from which silver and gold is produced;

•	$9 million increase as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

i.	$8 million increase relating to the Salobo mine;

ii.	$4 million increase relating to the Other silver interests, primarily attributable to Zinkgruvan;

iii.	$4 million increase relating to the San Dimas mine; and

iv.	$3 million increase relating to the Constancia mine; partially offset by

v.	$8 million decrease relating to the Peñasquito mine.

•
$67 million increase due to an increase in the operating margin per ounce, due primarily to an 8% increase in the average realized selling price per ounce of silver and gold sold, partially offset by a 56% increase in depletion per silver ounce sold resulting from the addition of the Antamina silver interest which has a higher depletion rate as compared to silver interests acquired previously;

•
$314 million increase as a result of a lower impairment charge taken during the year ended December 31, 2016 as compared to December 31, 2015, as more fully explained in the Impairment of Silver and Gold Interests section of this MD&A; and

SILVER WHEATON 2016 ANNUAL REPORT [22]

•	$25 million decrease as a result of an increase in corporate costs as explained in the Corporate Costs section of this MD&A ($33 million decrease from a cash flow perspective).

Impairment of Silver and Gold Interests

Management considers each precious metal purchase agreement ("PMPA") to be a separate cash generating unit ("CGU"), which is the lowest level for which cash inflows are largely independent of those of other assets.  At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment exists.   If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each PMPA is the higher of fair value less costs of disposal ("FVLCD") and value in use ("VIU").  In determining the recoverable amounts of each of the Company's CGU's, the Company uses the FVLCD as this will generally be greater than or equal to the VIU.

To determine the FVLCD that could be received from each PMPA in an arm's length transaction at the measurement date, the Company estimates a range of potential values using the net asset value ("NAV") methodology and the net present value ("NPV") methodology (as described below), and then selects a value within this range which is the most representative of the estimated recoverable amount of the stream.

NAV is estimated by using an appropriate discount rate to calculate the present value of the expected future cash flows associated with each mineral category.  The discount rates used across the portfolio of PMPAs range from 5% to 10% (2015 – 5% to 10%), and silver and gold prices used, which are based on the consensus derived from a number of sources including analysts and other market observers, range from $19.34 to $20.99 and $1,312 to $1,337, respectively (2015 - $16.00 to $17.50 and $1,156 to $1,214, respectively).  The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves.  A market multiple is applied to the NAV computed in order to assess the estimated fair value.  Silver and precious metal companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, with this market multiple being generally understood to take account of a variety of additional value and risk factors such as the ability to find and produce more metal than what is currently included in the life of mine plan, the benefit of silver and gold price optionality, the potential remaining mine life and adjustments for relative mine and country risk. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a silver and gold interest. The NAV multiples applied to the various PMPA's at December 31, 2016 and December 31, 2015 ranged from 0.9 to 1.6.

NPV is estimated by using a nominal discount rate to calculate the present value of expected future cash flows.  The nominal discount rate is based on the Company's weighted average cost of capital, adjusted for any differences assessed in the risk profile associated with the relevant PMPA relative to the risk profile associated with the overall portfolio of PMPAs.   The nominal discount rates used across the portfolio of PMPAs range from 4% to 20% (2015 – 4% to 24%), and the nominal silver and gold prices of $17.13 and $1,218 are used for the current year with a 2% inflationary factor being applied thereafter (2015 - $14.00 and $1,100 with a 2% inflationary factor being applied thereafter).

The expected future cash flows are management's best estimates of expected future revenues and costs.  Under each valuation methodology, expected future revenues reflect an estimate of future payable production for each mine at which the Company has a PMPA based on detailed life of mine plans received from each of the partners. Expected future revenues also reflect management's estimated long-term metal prices.  Estimated future cash costs are generally fixed based on the terms of each PMPA, as disclosed in the Contractual Obligations and Contingencies section of this MD&A.

If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value.  A previously recognized impairment charge is reversed only if there has been a change in the estimates used to determine the PMPA's recoverable amount since the impairment charge was recognized. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

Based on the Company's analysis, the following PMPAs were determined to have an indicator of impairment at December 31, 2016 and December 31, 2015, respectively:

SILVER WHEATON 2016 ANNUAL REPORT [23]

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2016	2015	2016	2015
Silver interests
Other silver interests
Barrick	$ -	$ 109,723	$ -	$ 109,723
777	-	10,056	-	63,778
Keno Hill	-	10,513	-	10,513
Gold interests
Sudbury	71,000	49,439	71,000	49,439
Other gold interests
777	-	51,170	-	151,469
Total impairment charges	$ 71,000	$ 230,901	$ 71,000	$ 384,922

Sudbury
During 2015, the Company recognized continued losses per ounce relative to its Sudbury gold interest (the "Sudbury PMPA"), which management considered to be an indicator of impairment. The Sudbury PMPA, which was acquired in March 2013 for $624 million (including warrants having an exercise price of $65 which were valued at $54 million), had a carrying value at December 31, 2015 of $556 million. Management estimated that the recoverable amount at December 31, 2015 under the Sudbury PMPA was $506 million, representing its FVLCD and resulting in an impairment charge of $49 million. The recoverable amount related to the Sudbury PMPA was estimated using a discount rate ranging from 5% to 7%. As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of gold and operating performance, it is classified within Level 3 of the fair value hierarchy.

Vale has recently completed a detailed study on the Sudbury mines in an effort to improve operating margins. This has resulted in a number of changes to Vale's anticipated mine plan, with the resulting 2017 to 2032 mine plan having approximately 20% less recoverable gold production than previously estimated, and this reduction in recoverable ounces was considered to be an indicator of impairment related to the Sudbury PMPA as at December 31, 2016. The Sudbury PMPA had a carrying value at December 31, 2016 of $473 million. Management has estimated that the recoverable amount at December 31, 2016 under the Sudbury PMPA was $402 million, representing its FVLCD and resulting in an impairment charge of $71 million. The recoverable amount related to the Sudbury PMPA was estimated using a discount rate ranging from 5% to 11%. As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of gold and operating performance, it is classified within Level 3 of the fair value hierarchy.

Barrick
As per Barrick's 2015 annual financial statements, Compañía Minera Nevada ("CMN"), Barrick's Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, filed a Temporary Closure Plan relative to the Pascua-Lama project with the Chilean mining authority. Barrick goes on to further state that there is significant uncertainty with respect to the estimated timeline and the estimated remaining construction costs for the Pascua-Lama project. These factors, coupled with the ongoing legal/regulatory issues related to the development of the Pascua-Lama project, was an indicator of impairment relative to the Barrick silver interest ("Barrick PMPA"). The Barrick PMPA, which was acquired for total consideration of $661 million (including capitalized interest in the amount of $84 million), had a carrying value at December 31, 2015 of $608 million. Management estimated that the recoverable amount at December 31, 2015 under the Barrick PMPA was $498 million, representing its FVLCD and resulting in an impairment charge of $110 million. The recoverable amount related to the Barrick PMPA was estimated using a discount rate ranging from 7% to 13%. As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver, construction timelines and operating performance, it is classified within Level 3 of the fair value hierarchy.

777
During the third quarter of 2015, the Company's management was informed that as a result of an unsuccessful drilling program at 777, the management of Hudbay believe that the mine life for 777 is unlikely to be extended beyond 2020.  As a result, the estimate of future production from 777 was reduced, with this reduction representing an indicator of impairment related to the 777 silver and gold interest ("777 PMPA"). At September 30, 2015, management estimated that the recoverable amount under the 777 PMPA was $148 million, representing its FVLCD and resulting in an impairment charge of $154 million. During the fourth quarter of 2015, the Company was provided with a new mine plan related to the 777 mine from the management of Hudbay.

SILVER WHEATON 2016 ANNUAL REPORT [24]

Based on this new mine plan, total recoverable ounces for the remaining mine life were approximately 39% lower than previously estimated, and this reduction in recoverable ounces was a further indicator of impairment related to the 777 PMPA. At December 31, 2015, management estimated that the recoverable amount under the 777 PMPA was $82 million, representing its FVLCD and resulting in a further impairment charge of $61 million, for a total impairment during 2015 of $215 million. The recoverable amount related to the 777 PMPA was estimated using a discount rate ranging from 11% to 15%. As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold and operating performance, it is classified within Level 3 of the fair value hierarchy.

Keno Hill
As stated in Alexco's third quarter 2015 MD&A, in September 2013 Alexco implemented an interim suspension of operations at the Bellekeno mine within the Keno Hill silver district in order to evaluate the newly discovered Flame & Moth deposit, renegotiate third party contracts and review other opportunities to reduce future all-in sustaining costs, with the aim of repositioning Keno Hill for long-term, sustainable operations. The delay in receiving deliveries relative to Keno Hill was an indicator of impairment related to the Keno Hill silver interest ("Keno Hill PMPA"). At December 31, 2015, management estimated that the recoverable amount under the Keno Hill PMPA was $33 million, representing its FVLCD and resulting in an impairment charge of $11 million. The recoverable amount related to the Keno Hill PMPA was estimated using a discount rate ranging from 7% to 17%. As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and operating performance, it is classified within Level 3 of the fair value hierarchy.

Sensitivity Analysis
As part of the review of the recoverable amounts, the Company performs a sensitivity analysis on silver and gold prices, which are key assumptions that impact the impairment calculations relative to the silver and gold interests which have indicators of impairment. Assuming a 10% decrease in gold price assumptions, while holding all other variables constant, the Company estimates that it would have taken an additional impairment charge relative to the Sudbury PMPA of $49 million during the year ended December 31, 2016.

Corporate Costs

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2016	2015	2016	2015
General and administrative	$ 4,124	$ 9,011	$ 34,439	$ 32,237
Other
Other expense	$ 844	$ 396	$ 4,982	$ 4,076
Interest expense	6,664	1,364	24,193	4,090
Income tax recovery	(186)	(1,122)	(1,330)	(3,391)
Total other corporate costs	$ 7,322	$ 638	$ 27,845	$ 4,775
Total corporate costs	$ 11,446	$ 9,649	$ 62,284	$ 37,012

SILVER WHEATON 2016 ANNUAL REPORT [25]

General and Administrative

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2016	2015	2016	2015
Salaries and benefits
Salaries and benefits, excluding PSUs	$ 2,998	$ 2,807	$ 11,931	$ 11,456
PSUs	(4,227)	949	(633)	1,975
Total salaries and benefits	$ (1,229)	$ 3,756	$ 11,298	$ 13,431
Depreciation	256	244	952	621
Charitable donations	476	181	1,976	1,965
Professional fees	1,193	809	6,168	2,040
Other	2,191	2,622	8,985	8,020
Cash settled general and administrative	$ 2,887	$ 7,612	$ 29,379	$ 26,077
Equity settled stock based compensation (a non-cash expense)	1,237	1,399	5,060	6,160
Total general and administrative	$ 4,124	$ 9,011	$ 34,439	$ 32,237

For the three months ended December 31, 2016, general and administrative expenses decreased by $5 million relative to the comparable period in the previous year, with the decrease being primarily the result of the reversal of previously accrued costs associated with the Company's performance share units ("PSUs") which was a result of a reduction in the estimated multiplier associated with these PSUs (please see Valuation of Stock Based Compensation on page 39 of this MD&A for more information on valuing PSUs)

For the year ended December 31, 2016, general and administrative expenses increased by $2 million relative to the comparable period in the previous year with the increase being primarily due to higher professional fees relating to the Company's ongoing dispute with the Canada Revenue Agency, partially offset by the reversal of previously accrued costs associated with the Company's PSUs.

Other Expense

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2016	2015	2016	2015
Dividend income	$ (9)	$ (23)	$ (37)	$ (126)
Interest income	(70)	(17)	(147)	(122)
Stand-by fees	550	810	2,801	3,462
Letter of guarantee	374	-	1,185	-
Foreign exchange (gain) loss	(131)	(248)	479	(1,133)
Amortization of credit facility origination fees - undrawn facilities	138	205	636	923
Write off of credit facility origination fees upon the repayment of the non-revolving term loan	-	-	-	1,315
Other	(8)	(331)	65	(243)
Total other expense	$ 844	$ 396	$ 4,982	$ 4,076

SILVER WHEATON 2016 ANNUAL REPORT [26]

Interest Costs

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2016	2015	2016	2015
Average principle outstanding during period	$ 1,275,344	$ 903,111	$ 1,148,500	$ 815,939
Average effective interest rate during period	2.09%	1.75%	2.11%	1.74%
Total interest costs incurred during period	$ 6,664	$ 3,944	$ 24,193	$ 14,224
Interest costs allocated as follows:
Interest costs expensed during the period	$ 6,664	$ 1,364	$ 24,193	$ 4,090
Interest costs capitalized during the period	-	2,580	-	10,134
Total interest costs incurred during period	$ 6,664	$ 3,944	$ 24,193	$ 14,224

During the three months ended December 31, 2016, the Company incurred interest costs of $7 million at an effective interest rate of 2.09%, all of which was expensed.  During the three months ended December 31, 2015, the Company incurred interest costs of $4 million at an effective interest rate of 1.75%, of which $3 million was capitalized in relation to the Barrick silver interest, with the remainder being expensed.

During the year ended December 31, 2016, the Company incurred interest costs of $24 million at an effective interest rate of 2.11%, all of which was expensed.  During the year ended December 31, 2015, the Company incurred interest costs of $14 million at an effective interest rate of 1.74%, of which $10 million was capitalized in relation to the Barrick silver interest, with the remainder being expensed.

Liquidity and Capital Resources1

As at December 31, 2016, the Company had cash and cash equivalents of $124 million (December 31, 2015 - $103 million) and working capital of $109 million (December 31, 2015 – $93 million).

Three Months Ended December 31, 2016
During the three months ended December 31, 2016, the Company generated operating cash flows of $175 million compared with $133 million during the comparable period of 2015, with the increase being primarily related to an increase in the number of gold ounces sold coupled with an increase in the price realized on the sale of silver and gold ounces, partially offset by higher interest payments.

During the three months ended December 31, 2016, the Company had net cash outflows from financing activities of $174 million, which was primarily the result of repayments under the Company's revolving term loan ("Revolving Facility") in the amount of $152 million and dividend payments of $23 million, partially offset by proceeds from the exercise of stock options in the amount of $1 million. During the three months ended December 31, 2015, the Company had net cash inflows from financing activities of $793 million, which was primarily the result of a net drawdown under the Company's Revolving Facility in the amount of $819 million which was used to partially fund the acquisition of the Antamina precious metal purchase agreement, partially offset by dividend payments totaling $18 million and the repurchase of common shares under the previously announced NCIB totaling $8 million.

During the three months ended December 31, 2016, the Company had net cash outflows from investing activities of $2 million, which was related to the upfront cash payment of $2 million paid to Panoro related to the Cotabambas Early Deposit Agreement. During the three months ended December 31, 2015, the Company had net cash outflows from investing activities of $904 million, which was primarily related to a $900 million payment to Glencore in connection with the Antamina precious metal purchase agreement.

1 Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2016 ANNUAL REPORT [27]

Year Ended December 31, 2016
During the year ended December 31, 2016, the Company generated operating cash flows of $584 million compared with $431 million during the comparable period of 2015, with the increase being primarily related to an increase in the number of gold ounces sold coupled with an increase in the price realized on the sale of silver and gold ounces, partially offset by higher interest payments.

During the year ended December 31, 2016, the Company had net cash inflows from financing activities of $242 million, which was primarily the result of (i) the receipt of $607 million related to the bought deal equity financing which closed during April 2016; and (ii) advances in the amount of $780 million taken under the Company's Revolving Facility which was used to partially fund the second amendment to the Salobo precious metal purchase agreement; partially offset by (iii) repayments under the Company's Revolving Facility in the amount of $1,053 million; (iv) dividend payments totaling $79 million; and (v) the repurchase of common shares under the previously announced normal course issuer bid ("NCIB") totaling $33 million. During the year ended December 31, 2015, the Company had net cash inflows from financing activities of $1.2 billion. On March 17, 2015, in connection with the amended Salobo precious metal purchase agreement, the Company closed a bought deal equity financing, raising net proceeds of $770 million.  Additionally, during the year the Company drew $1.6 billion under its Revolving Facility and repaid $1.2 billion of bank debt, including a $1 billion non-revolving term loan.  In addition, the Company distributed $69 million of dividends and repurchased $9 million of common shares during 2015.

During the year ended December 31, 2016, the Company had net cash outflows from investing activities of $805 million, which was primarily related to the upfront cash payment of $800 million paid to Vale related to the second amendment to the Salobo precious metal purchase agreement as well as upfront cash payments totaling $4 million paid to Panoro related to the Cotabambas Early Deposit Agreement. During the year ended December 31, 2015, the Company had net cash outflows from investing activities of $1.8 billion, which was primarily related to a $900 million payment to Vale in connection with the second amendment to the Salobo precious metal purchase agreement in addition to a $900 million payment to Glencore in connection with the Antamina precious metal purchase agreement.

In the opinion of management, the $124 million of cash and cash equivalents as at December 31, 2016, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

SILVER WHEATON 2016 ANNUAL REPORT [28]

Contractual Obligations and Contingencies1

Silver and Gold Interests
The following table summarizes the Company's commitments to make per-ounce cash payments for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1,2]		Term of Agreement	Date of Original Contract
	Silver	Gold	Silver	Gold
San Dimas	100% [3]	0%	$4.28	n/a	Life of Mine	15-Oct-04
Peñasquito	25%	0%	$4.13	n/a	Life of Mine	24-Jul-07
Salobo	0%	75%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Antamina	33.75%	0%	20% of Spot	n/a	Life of Mine	3-Nov-15
Constancia	100%	50% [4]	$5.90 [5]	$400 [5]	Life of Mine	8-Aug-12
Other
Los Filos	100%	0%	$4.29	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.27	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% [6]	0%	$8.74 [7]	n/a	Life of Mine	23-Mar-06
Stratoni	100%	0%	$4.18 [8]	n/a	Life of Mine	23-Apr-07
Minto	100%	100% [9]	$4.14	$318	Life of Mine	20-Nov-08
Cozamin	100%	0%	$4.28	n/a	10 years	4-Apr-07
Neves-Corvo	100%	0%	$4.18	n/a	50 years	5-Jun-07
Aljustrel	100% [10]	0%	$4.06	n/a	50 years	5-Jun-07
Keno Hill	25%	0%	$3.90 [11]	n/a	Life of Mine	2-Oct-08
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	8.5 years	8-Sep-09
Pierina	100%	0%	$3.90	n/a	8.5 years [12]	8-Sep-09
Veladero	100% [13]	0%	$3.90	n/a	8.5 years	8-Sep-09
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a [14]
777	100%	50%	$6.02 [5]	$408 [5]	Life of Mine	8-Aug-12
Early Deposit
Toroparu	50%	10%	$3.90	$400	Life of Mine	11-Nov-13
Cotabambas	100% [15]	25% [15]	$5.90	$450	Life of Mine	21-Mar-16

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)
Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.24 per ounce, subject to an annual inflationary factor.

3)	Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
5)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
6)	Silver Wheaton is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
7)
Should the market price of silver exceed $20 per ounce, in addition to the $8.74 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.74 per ounce of silver delivered.

8)
In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Silver Wheaton and Eldorado Gold agreed to modify the Stratoni silver purchase agreement. The primary modification is to increase the production price per ounce of silver delivered to Silver Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Silver Wheaton's defined area of interest ("Expansion Drilling"); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated.

9)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)	Silver Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
11)
In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by March 31, 2017 at Alexco's option. Certain provisions of the amended agreement are not applicable to the Bermingham deposit properties, with the result being that the original silver purchase agreement will continue to apply to those properties.

12)	As per Barrick's disclosure, closure activities were initiated at Pierina in August 2013.
13)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
14)	Terms of the agreement not yet finalized.
15)
Once 90 million silver equivalent ounces attributable to Silver Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

1 Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2016 ANNUAL REPORT [29]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2017	2018 - 2020	2021 - 2022	After 2022	Sub-Total	Other Commitments	Total
Bank debt [1]	$-	$-	$1,193,000	$-	$1,193,000	$-	$1,193,000
Interest [2]	30,804	107,260	5,858	-	143,922	-	143,922
Silver and gold interest payments [3]
Rosemont [4]	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas	1,500	4,500	3,000	1,000	10,000	126,000	136,000
Operating leases	1,224	3,496	1,794	1,884	8,398	-	8,398
Total contractual obligations	$33,528	$115,256	$1,203,652	$2,884	$1,355,320	$527,550	$1,882,870

1)	At December 31, 2016, the Company had $1.2 billion drawn and outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).
4)	Includes contingent transaction costs of $1 million.

Rosemont
In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata
In connection with the Company's election to convert the debenture with Pan American Silver Corp. ("Pan American") into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Toroparu
In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Sandspring an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2017 if the feasibility documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Silver Wheaton elects to terminate, Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Silver Wheaton elects to reduce the streams, Sandspring may return the amount of the deposit already advanced less $2 million to Silver Wheaton and terminate the agreement.

Cotabambas
In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $4 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $10 million to Panoro, spread over up to eight years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

Salobo
The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum ("Mtpa"). If actual throughput is expanded above 28 Mtpa within a predetermined period, and depending on the grade of material processed, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021.

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Other1
Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

2005 – 2010 Taxation Years: Canada Revenue Agency Dispute
On September 24, 2015, the Company received Notices of Reassessment (the "Reassessments") from the Canada Revenue Agency ("CRA") totaling Cdn$353 million for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years. The CRA's position in the Reassessments is that the transfer pricing provisions of the Income Tax Act (Canada) (the "Act") relating to income earned by the Company's foreign subsidiaries outside of Canada should apply such that the income of Silver Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company's foreign subsidiaries for the 2005-2010 taxation years. Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Silver Wheaton is vigorously defending its tax filing positions.

On January 8, 2016, Silver Wheaton commenced an appeal in the Tax Court of Canada. Silver Wheaton was required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. Rather than making this deposit in cash, on March 15, 2016, Silver Wheaton posted security in the form of a letter of guarantee in the amount of Cdn$192 million, which included interest accrued to March 2016 plus estimated interest for the following year. On March 15, 2017, an additional letter of guarantee in the amount of Cdn$10 million was delivered to the CRA as security for estimated interest for the following year. The timing for the court process is uncertain.

2011 – 2013 Taxation Years: Audit of International Transactions
The CRA has also commenced an audit of the Company's international transactions covering the 2011-2013 taxation years, which is currently ongoing. The Company has not received any proposal or notices of reassessment for the 2011-2013 taxation years in connection with this audit.

1 The assessment by management of the expected impact of the Reassessments on the Company is "forward-looking information". Statements in respect of the impact of the Reassessments are based on the expectation that the Company will be successful in challenging the Reassessments by CRA. Statements in respect of the Reassessments and estimates of any future taxes that the CRA may assert are payable are subject to known and unknown risks including that the Company's interpretation of, or compliance with, tax laws, is found to be incorrect. Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with this information.

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For ease of reference, the following provides an overview of the current status of CRA matters:

	CRA Position/Status	Potential Income Inclusion	Potential Income Tax Payable	Payments Made	Timing
2005-2010 Taxation Years
Transfer pricing provisions of the Act should apply such that Silver Wheaton's income subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by Silver Wheaton's foreign subsidiaries.
CRA has reassessed Silver Wheaton and is seeking to increase Silver Wheaton's income subject to tax in Canada by Cdn$715 million.
CRA has reassessed Silver Wheaton and is seeking to impose income tax of Cdn$201 million. In addition, transfer pricing penalties of Cdn$72 million and interest (calculated to September 24, 2015) and other penalties of Cdn$81 million have been assessed for total of Cdn$353 million.(1),(4)
				Silver Wheaton has posted security in the form of letters of guarantee totaling Cdn$202 million which includes interest accrued to March 2017 plus estimated interest for the following year.(1),(4)	An appeal in the Tax Court of Canada commenced January 8, 2016. Timing of resolution of the matter in court is uncertain.
2011-2013 Taxation Years	CRA audit commenced January 19, 2016. CRA has not issued a proposal or reassessment.	If CRA were to reassess on similar basis as 2005-2010 taxation years, CRA would seek to increase Silver Wheaton's income subject to tax in Canada by approximately $1.2 billion. (2)	If CRA were to reassess on similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $310 million.(2), (3)	N/A	Time to complete CRA audit unknown.
2014-2016 Taxation Years	Remain open to audit by CRA.	If CRA were to audit and then reassess on similar basis as 2005-2010 taxation years, CRA would seek to increase Silver Wheaton's income subject to tax in Canada by approximately $550 million. (2)	If CRA were to audit and then reassess on similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $142 million. (2), (3)	N/A	N/A

1)	Estimates of interest given as of the date stated. Interest accrues until payment date.
2)
For precious metal purchase agreements with upfront payments paid in the form of a deposit, the estimates of income inclusion and tax payable are based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal.

3)	This amount does not include potential interest and penalties to the extent may be applicable.
4)
As a consequence of the CRA's reassessment of the 2005-2010 taxation years, CRA has denied non-capital losses of US$12 million and US$14 million that the Company had carried forward and applied to the 2011 and 2012 taxation years, respectively.  Accordingly, the Company has carried back non-capital losses from subsequent taxation years to eliminate the taxable income in the 2011 and 2012 taxation years.  However, interest and penalties of US$1.3 million remained owing, 50% of which has been paid as the Company filed Notices of Objection with respect to the reassessments of the 2011 and 2012 taxation years. The reassessments do not relate to the CRA international audit of the 2011-2013 taxation years.

Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with this information.

U.S. Shareholder Class Action
During July 2015, after the Company disclosed that the CRA was proposing that they would issue the Reassessments, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the Proposal (the "Complaints").

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the "Defendants") and a lead plaintiff (the "Plaintiff") was selected. On December 18, 2015, the Plaintiff filed a consolidated amended complaint (the "Amended Complaint"). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company's business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Specifically, the Amended Complaint focuses on the Reassessments. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company's securities during an alleged class period of March 30, 2011 to July 6, 2015.

At a hearing on June 6, 2016, the Court denied the Defendants' motion to dismiss. A denial of such a motion is not a ruling on the merits of the claims in the lawsuit. The Plaintiff has moved to certify the purported class and the Defendants have filed an opposition. No trial date has been set.
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The Company believes the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

Canadian Shareholder Class Action
By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Silver Wheaton Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer.  The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Silver Wheaton common shares in Silver Wheaton's March 2015 public offering, and (ii) acquired Silver Wheaton common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with outstanding litigation.

Share Capital
On March 17, 2015, in conjunction with the March 2015 amendments made to the Salobo precious metal purchase agreement, the Company announced that it had closed a bought deal equity financing, raising gross proceeds of $800 million through the issuance of 38,930,000 common shares at $20.55 per share. After deducting underwriter commissions, the Company raised total net proceeds of approximately $770 million.

On April 14, 2016, the Company completed a bought deal equity financing (the "Offering"), whereby a total of 38,105,250 common shares (inclusive of the underwriters' over-allotment option) of Silver Wheaton were sold at a price of $16.60 per share, for aggregate gross proceeds to Silver Wheaton of approximately $633 million. After deducting underwriter commissions, the Company raised total net proceeds of approximately $607 million, which was used to repay a portion of the debt that was drawn on the Company's $2 billion revolving credit facility in November 2015 for the $900 million purchase of the silver stream on the Antamina mine in Peru.

During the year ended December 31, 2016, the Company received cash proceeds of $22 million from the exercise of 963,250 share purchase options at a weighted average exercise price of Cdn$29.44 per option. During the year ended December 31, 2015, the Company received cash proceeds of $3 million from the exercise of 229,000 share purchase options at a weighted average exercise price of Cdn$15.89 per option.

The Company received TSX approval to purchase up to 20,229,671 common shares over a period of twelve months ending on September 22, 2016. The Company repurchased 3,060,454 common shares under the NCIB at an average price of $13.81 per share, including 2,295,665 common shares repurchased during the year ended December 31, 2016 at an average price of $14.43 per share. The NCIB continued in effect until its expiration on September 22, 2016.

As of March 21, 2017, there were 441,484,717 outstanding common shares, 4,033,900 share purchase options, 191,381 restricted share units and 10,000,000 share purchase warrants.

Risks and Uncertainties

The primary risk factors affecting the Company are set forth below. For discussion of additional risk factors, please refer to the Company's Annual Information Form, which is available on the Company's website, www.silverwheaton.com, and on SEDAR, www.sedar.com, or is available upon request from the Company.

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Commodity Prices
The price of the common shares and the Company's financial results may be significantly and adversely affected by a decline in the price of silver or gold. The price of silver and gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control, including, but not limited to, the sale or purchase of silver and gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver and gold producing countries throughout the world. The silver and gold markets tend to be cyclical, and a general downturn could result in a significant decrease in the Company's revenue. Any such price decline may have a material adverse effect on the Company.

In the event that the prevailing market price of silver or gold is at or below the price at which the Company can purchase such commodities pursuant to the terms of the precious metal purchase agreements associated with its silver and gold interests, the Company will not generate positive cash flow or earnings.

The "Mining Operations" consist of the San Dimas mine, the Zinkgruvan mine, the Yauliyacu mine, the Stratoni mine, the Los Filos mine, the Peñasquito mine, the Keno Hill mine, the Neves-Corvo mine, the Cozamin mine, the Minto mine, the Barrick mines (including the Pascua-Lama project), the Aljustrel mine, the 777 mine, the Salobo mine, the Sudbury mines, the Constancia mine, the Antamina mine, the Rosemont project, the Loma de La Plata project, the Toroparu project and the Cotabambas project. Silver and gold are by-product metals at all of the Mining Operations, other than at the Keno Hill district, including the Bellekeno mine in the Yukon Territory, Canada (the "Keno Hill mines"), the Loma de La Plata (the "Loma de La Plata project") zone of the Navidad project in Argentina and the Toroparu project located in Guyana, and therefore, the economic cut-off applied to the reporting of silver and gold reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Risks Relating to the Mining Operations
To the extent that they relate to the production of silver or gold from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, as more fully described in the Company's Annual Information Form to be filed on or about March 31, 2017.

No Control Over Mining Operations
The Company has agreed to purchase a certain percentage of the silver and/or gold produced by the Mining Operations. The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation of the Mining Operations. The owners and operators will generally have the power to determine the manner in which the relevant properties subject to the asset portfolio are exploited, including decisions to expand, advance, continue, reduce, suspend or discontinue production from a property and decisions about the marketing of products extracted from the property. The interests of the Company and the operators of the relevant properties may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company, (ii) take action contrary to the Company's policies or objectives, (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third party's ability to perform its obligations under the precious metal purchase agreements. At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations, including if the costs to operate the mine exceed the revenues from operations. Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted silver or gold production targets in any specified period or if the operations shut down, suspend or discontinue on a temporary or permanent basis. There can be no assurance that the silver or gold production from such properties will ultimately meet forecasts or targets.  In addition, payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. The precious metal purchase agreement payments are calculated by the operators based on reported production and calculations of the Company's payments are subject to, and dependent upon, the adequacy and accuracy of the operators' production and accounting functions. Failure to receive payments under the precious metal purchase agreements to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information, including production estimates, in its analyses, forecasts and assessments relating to its own business. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company's ability to accurately forecast or achieve its stated objectives may be materially impaired.

Taxes
A significant portion of the Company's operating profit is derived from its subsidiaries, including Silver Wheaton (Caymans) Ltd. which is incorporated and operated in the Cayman Islands and historically, Silverstone Resources (Barbados) Corp., which was incorporated and operated in Barbados, such that the Company's profits are subject to low income tax.

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The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company's subsidiaries or the Mining Operations are located, or to which shipments of silver or gold are made, could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company's profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company.

Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time. If we are unable to resolve any of these matters favourably, there may be a material adverse effect on the Company.

Canada Revenue Agency Dispute and Audit of International Transactions
As more fully disclosed in the Other Contractual Obligation and Contingencies section on page 31 of this MD&A under the headings "2005 – 2010 Taxation Years: Canada Revenue Agency Dispute" and "2011 – 2013 Taxation Years: Audit of International Transactions", the Company has received Reassessments from the CRA for the 2005-2010 taxation years which are currently under dispute. If the Company were ultimately unsuccessful in defending its tax filing positions, it would result in the Company having to pay the full amount of any reassessed tax, interest and penalties.

Additionally, the CRA has commenced an audit of the Company's international transactions covering the 2011-2013 taxation years, which is currently ongoing.

The Company's international transactions for taxation years subsequent to 2013 are not under audit, however they remain open to audit by the CRA. There is a risk that the CRA may take similar positions in those years as they have done in the Reassessments and that such positions will result in the issuance of notices of reassessment for material amounts.

In the event that the CRA issues one or more additional notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position. If the Company is unable to resolve any of these matters favourably, or if the CRA issues one or more additional notices of reassessment for material amounts of tax, interest and penalties, there may be a material adverse effect on the Company.

Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with this information.

Credit and Liquidity Risk
The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has precious metal purchase agreements which may experience financial, operational or other difficulties, including insolvency, which could limit or suspend those companies' ability to perform their obligations under those precious metal purchase agreements; (ii) through financial institutions that hold the Company's cash and cash equivalents; (iii) through companies that have payables to the Company, including concentrate customers; (iv) through the Company's insurance providers; and (v) through the Company's lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company's operations could be adversely impacted and the trading price of the common shares could be adversely affected.

For instance, in respect item (i) above and the San Dimas precious metal purchase agreement with Primero, Primero has indicated that there is material uncertainty related to its ability to continue as a going concern. In the event that Primero is not able to continue to operate as a going concern, then, in Silver Wheaton's opinion, Primero may (i) be unable to deliver some or all of the silver ounces due under the Primero SPA; (ii) otherwise default in its obligations under the Primero SPA; (iii) cease operations at San Dimas if it is uneconomic to continue to operate the mine; or (iv) become insolvent.  As a result, any of these or other adverse financial or operational consequences on Primero may also have a material adverse effect on Silver Wheaton's business, financial condition, results of operation and cash flows. In addition, there is no assurance that Silver Wheaton will be successful in enforcing its rights under the security interest granted by Primero and the guarantee granted by Goldcorp.

Hedging Risk
The Company has a policy that permits hedging its foreign exchange and interest rate exposures to reduce the risks associated with currency and interest rate fluctuations. The Company also has adopted a policy to allow the forward sale of forecast silver and gold deliveries provided that such sales shall not extend beyond the end of a financial quarter of the Company.

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Hedging involves certain inherent risks including: (a) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counterparty is able to offer the Company; (b) market liquidity risk – the risk that the Company has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk – the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out of the money on their settlement dates.

There is no assurance that a hedging program designed to reduce the risks associated with foreign exchange/currency, interest rate or commodity fluctuations will be successful. Although hedging may protect the Company from adverse changes in foreign exchange/currency, interest rate or commodity fluctuations, it may also prevent the Company from fully benefitting from positive changes.

Competition
The Company competes with other companies for precious metal purchase agreements and similar transactions. Some of these companies may possess greater financial and technical resources than the Company. Such competition may result in the Company being unable to enter into desirable precious metal purchase agreements or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its precious metal purchase agreements. Existing or future competition in the mining industry could materially adversely affect the Company's prospects for entering into additional precious metal purchase agreements in the future.

Acquisition Strategy
As part of the Company's business strategy, it has sought and will continue to seek new exploration, development and mining opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

In the event that the Company chooses to raise debt capital to finance any acquisition, the Company's leverage will be increased. In addition, if the Company chooses to complete an equity financing to finance any acquisition, shareholders may suffer dilution.

In addition, the introduction of new tax laws or regulations or accounting rules or policies or rating agency policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies or rating agency policies, could make precious metal purchase agreements less attractive to counterparties. Such changes could adversely affect the Company's ability to enter into new precious metal purchase agreements.

Market Price of the Common Shares
The Common Shares are listed and posted for trading on the TSX and on the NYSE. An investment in the Company's securities is highly speculative and the price of the Common Shares has fluctuated significantly in the past. During the year ended December 31, 2016, the trading price of the Company's common shares on the NYSE has ranged from a low of $10.04 per share to a high of $31.35 per share and on the TSX has ranged from a low of Cdn$14.51 per share to a high of Cdn$40.80 per share. The market price of the Company's common shares may increase or decrease in response to a number of events and factors, including those factors set out in the Company's Annual Information Form to be filed on or about March 31, 2017 and the factors listed under the heading "Cautionary Note Regarding Forward-Looking Statements."

In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance or prospects of such companies. These market and industry fluctuations may adversely affect the market price of the Company's common shares, regardless of the Company's operating performance. The variables which are not directly related to the Company's success and are, therefore, not within the Company's control, include other developments that affect the market for mining company shares, macroeconomic developments globally, the breadth of the public market for the Company's common shares and the attractiveness of alternative investments and particular industries. The effect of these and other factors on the market price of the Company's common shares on the exchanges on which they trade has historically made the Company's common share price volatile and suggests that the Company's common share price will continue to be volatile in the future.

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It is not uncommon for securities class actions to be brought against publicly listed companies following periods of volatility or significant decline in the market price of their securities. The Company is currently the subject of litigation in a securities class action complaint in the United States (see "U.S. Shareholder Class Action" on page 32 of this MD&A) and in Canada (see "Canadian Shareholder Class Action" on page 33 of this MD&A).

Equity Price Risk
The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this MD&A, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. The Company does not actively trade these investments.

Dividend Policy
The declaration, timing, amount and payment of dividends are at the discretion of the Board of Directors and will depend upon the Company's future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.

Dependence Upon Key Management Personnel
The Company is dependent on the services of a small number of key executives who are highly skilled and experienced. The loss of these persons or the Company's inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Litigation
The Company is from time to time involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Company is unable to resolve these disputes favorably, it may have a material adverse effect on the Company. The Company is currently the subject of litigation in a securities class action complaint in the United States (see "U.S. Shareholder Class Action" on page 32 of this MD&A) and in Canada (see "Canadian Shareholder Class Action" on page 33 of this MD&A).

Securities litigation, including current proceedings against the Company as well as potential future proceedings, could result in substantial costs and damages and divert the Company's management's attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company's financial position. The Company believes the allegations are without merit and intends to vigorously defend against this matter.

Unknown Defects and Impairments
A defect in a streaming transaction and/or a precious metal purchase agreement may arise to defeat or impair the claim of the Company to such streaming transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management's estimate of the recoverable amount for any precious metal purchase agreement. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management's best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company's carrying value in the precious metal purchase agreements could have a material adverse effect on the Company.

Security Over Underlying Assets
There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event related to a mining operator occur that precludes a party from performing its obligations under the precious metal purchase agreement, the Company would have to enforce its security interest. In the event that the mining operator has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

In addition, because many of the Mining Operations are owned and operated by foreign affiliates, the Company's security interests may be subject to enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in North America, and the Company's security interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in Canadian courts will be enforceable in any of those jurisdictions. If the Company is unable to enforce its security interests, there may be a material adverse effect on the Company.

Information Systems and Cyber Security
Silver Wheaton's information systems, and those of its counterparties under the precious metal purchase agreements, third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company's information through fraud or other means of deceiving the Company's counterparties under its precious metal purchase agreements, third-party service providers or vendors.

SILVER WHEATON 2016 ANNUAL REPORT [37]

Silver Wheaton's operations depend, in part, on how well Silver Wheaton and its suppliers, as well as counterparties under the precious metal purchase agreements, protect networks, equipment, information technology ("IT") systems and software against damage from a number of threats. Silver Wheaton has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its operations. The Company's operations and Mining Operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that Silver Wheaton will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

Any future significant compromise or breach of the Company's data security, whether external or internal, or misuse of data, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company's reputation. In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to Silver Wheaton's business and counterparties to the precious metal purchase agreements, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company or its counterparties may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Other Risks

Critical Accounting Estimates
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Note 2 of the Company's consolidated financial statements describes all of the significant accounting policies.

Silver and Gold Interests

Attributable Reserve and Resource Estimates
Silver and gold interests are significant assets of the Company, with a carrying value of $5.9 billion at December 31, 2016. This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of silver or gold contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has precious metal purchase agreements. Resources are estimates of the amount of silver or gold contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has precious metal purchase agreements. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator's exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company's percentage entitlement to silver and gold produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgement as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company's silver and gold interests and depletion charges.

SILVER WHEATON 2016 ANNUAL REPORT [38]

Depletion
As described above, the cost of these silver and gold interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.  The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained silver and gold, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.
Impairment of Assets
As more fully described in the Impairment of Silver and Gold Interests section of this MD&A, the Company assesses each precious metal purchase agreement at the end of every reporting period to determine whether any indication of impairment exists. If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

Valuation of Stock Based Compensation
The Company has various forms of stock based compensation, including share purchase options, restricted share units ("RSUs") and performance share units ("PSUs"). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described below.

The Company recognizes a stock based compensation expense for all share purchase options and RSUs awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for PSUs which are awarded to eligible employees and are settled in cash. The related expense is based on the value of the anticipated settlement and multiplier for current performance at the end of the associated performance periods. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of compensation expense is adjusted at the end of each reporting period to reflect the fair market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.

Revenue Recognition
Revenue from the sale of silver and gold is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers.  Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker.  The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter.  No forward contracts were outstanding at December 31, 2016 or December 31, 2015.  The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders.  Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the "Quotational Period") pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  Final settlement generally occurs from three to six months after shipment. The Company's provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale.  The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

SILVER WHEATON 2016 ANNUAL REPORT [39]

At December 31, 2016, the Company had outstanding provisionally priced sales of $8 million (December 31, 2015 - $8 million) where the quotational period pricing was estimated based on the forward price for silver. These sales consisted of 0.5 million ounces of silver and NIL ounces of gold (December 31, 2015 - 0.3 million ounces of silver and 3,300 ounces of gold) which had a fair value loss adjustment of approximately $0.1 million (December 31, 2015 - fair value loss adjustment of approximately $0.4 million) associated with the embedded derivative. For each one cent per ounce increase or decrease in the realized silver price, revenue would increase or decrease by approximately $5,000 (December 31, 2015 - $2,700) and for each one dollar per ounce increase or decrease in the realized gold price, revenue would increase or decrease by $NIL (December 31, 2015 - $3,300).

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations. No forward contracts were outstanding at December 31, 2016.

The Company owns equity interests in several publicly traded mineral exploration, development and mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2018:

•
IFRS 9 (2014) – Financial Instruments (amended 2014): In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9"). The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010. The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

•
IFRS 15 – Revenue from Contracts with Customers: In May 2014 the IASB and the Financial Accounting Standards Board ("FASB") completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

Standards required to be applied for periods beginning on or after January 1, 2019:

•
IFRS 16 – Leases: In January 2016 the IASB and the FASB completed its joint project to address concerns by users of financial statements in respect of reduced comparability between financial statements due to the different accounting treatment applied to operating leases as compared to finance leases by removing the distinction between operating leases and finance leases and rather having all leases accounted for as a finance lease, subject to limited exceptions for short-term leases and leases of low value assets. The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

Early adoption of the above standards is permitted.

SILVER WHEATON 2016 ANNUAL REPORT [40]

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of silver and gold on a per ounce basis; and (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2016	2015	2016	2015
Net earnings (loss)	$10,865	$(169,263)	$195,137	$(162,042)
Add back - impairment loss, net of tax	71,000	226,673	71,000	372,399
Adjusted net earnings	$81,865	$57,410	$266,137	$210,357
Divided by:
Basic weighted average number of shares outstanding	441,299	403,909	430,461	395,755
Diluted weighted average number of shares outstanding	441,784	404,079	430,845	395,938
Equals:
Adjusted earnings per share - basic	$0.19	$0.14	$0.62	$0.53
Adjusted earnings per share - diluted	$0.19	$0.14	$0.62	$0.53

SILVER WHEATON 2016 ANNUAL REPORT [41]

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2016	2015	2016	2015
Cash generated by operating activities	$174,702	$133,389	$584,301	$431,359
Divided by:
Basic weighted average number of shares outstanding	441,299	403,909	430,461	395,755
Diluted weighted average number of shares outstanding	441,784	404,079	430,845	395,938
Equals:
Operating cash flow per share - basic	$0.40	$0.33	$1.36	$1.09
Operating cash flow per share - diluted	$0.40	$0.33	$1.36	$1.09

SILVER WHEATON 2016 ANNUAL REPORT [42]

iii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for gold ounces sold and per ounce amounts)	2016	2015	2016	2015
Cost of sales	$165,180	$129,209	$563,136	$388,795
Less: depletion	(88,366)	(67,962)	(308,702)	(198,581)
Cash cost of sales	$76,814	$61,247	$254,434	$190,214
Cash cost of sales is comprised of:
Total cash cost of silver sold	$34,486	$35,551	$125,242	$110,728
Total cash cost of gold sold	42,328	25,696	129,192	79,486
Total cash cost of sales	$76,814	$61,247	$254,434	$190,214
Divided by:
Total silver ounces sold	7,506	8,751	28,322	26,566
Total gold ounces sold	108,931	64,899	330,009	202,349
Equals:
Average cash cost of silver (per ounce)	$4.59	$4.06	$4.42	$4.17
Average cash cost of gold (per ounce)	$389	$396	$391	$393

SILVER WHEATON 2016 ANNUAL REPORT [43]

iv.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company's ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for gold ounces sold and per ounce amounts)	2016	2015	2016	2015
Total sales:
Silver	$127,210	$129,087	$480,341	$415,578
Gold	$131,281	$71,409	$411,216	$233,109
Divided by:
Total silver ounces sold	7,506	8,751	28,322	26,566
Total gold ounces sold	108,931	64,899	330,009	202,349
Equals:
Average realized price of silver (per ounce)	$16.95	$14.75	$16.96	$15.64
Average realized price of gold (per ounce)	$1,205	$1,100	$1,246	$1,152
Less:
Average cash cost of silver [1] (per ounce)	$(4.59)	$(4.06)	$(4.42)	$(4.17)
Average cash cost of gold [1] (per ounce)	$(389)	$(396)	$(391)	$(393)
Equals:
Cash operating margin per silver ounce sold	$12.36	$10.69	$12.54	$11.47
As a percentage of realized price of silver	73%	72%	74%	73%
Cash operating margin per gold ounce sold	$816	$704	$855	$759
As a percentage of realized price of gold	68%	64%	69%	66%

1)	Refer to discussion on non-IFRS measure (iii) on page 43 of this MD&A.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Subsequent Events

Declaration of Dividend
On March 21, 2017, the Board of Directors declared a dividend in the amount of $0.07 per common share as per the Company's stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the operating cash flow of the previous four quarters. This dividend is payable to shareholders of record on April 05, 2017 and is expected to be distributed on or about April 21, 2017. The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Controls and Procedures

Disclosure Controls and Procedures
Silver Wheaton's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of December 31, 2016. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton's disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2016.

SILVER WHEATON 2016 ANNUAL REPORT [44]

Internal Control Over Financial Reporting
The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company's internal control over financial reporting during the year ended December 31, 2016 that would materially affect, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2016.

Limitation of Controls and Procedures
The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SILVER WHEATON 2016 ANNUAL REPORT [45]

Attributable Reserves and Resources (1)

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver and/or gold only) for the mines relating to which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company's percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2016, unless otherwise noted. The tables are based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date. The most current Mineral Reserves and Mineral Resources will be available on the Company's website.

Attributable Proven and Probable Reserves (1,2,3,8,21)
As of December 31, 2016 unless otherwise noted (6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (10)
Mill	98.5	32.8	103.7	48.8	24.6	38.6	147.3	30.1	142.3	75-80%
Heap Leach	2.1	23.0	1.6	0.5	20.8	0.3	2.6	22.6	1.9	22-28%
San Dimas (10, 11)	1.0	361.0	11.5	3.0	308.0	29.7	4.0	321.2	41.2	92%
Antamina (33.75%) (12,13)
Copper	38.8	8.0	10.0	64.1	8.0	16.5	102.9	8.0	26.5	71%
Copper-Zinc	19.9	17.0	10.9	63.5	13.0	26.5	83.4	14.0	37.4	71%
Pascua-Lama (25%)	7.3	70.3	16.5	62.2	67.6	135.2	69.5	67.9	151.7	82%
Veladero (12)	2.0	17.1	1.1	35.9	17.1	19.8	37.9	17.1	20.9	8%
Lagunas Norte (12)	4.5	4.5	0.6	16.0	4.5	2.3	20.5	4.5	2.9	34%
Constancia	451.7	3.0	43.0	128.7	2.8	11.4	580.4	2.9	54.4	70%
Zinkgruvan
Zinc	7.4	81.0	19.2	3.4	51.0	5.6	10.8	71.6	24.8	83%
Copper	3.6	29.0	3.3	-	-	-	3.6	29.0	3.3	70%
Neves-Corvo
Copper	6.4	35.0	7.2	19.7	35.0	22.2	26.1	35.0	29.4	24%
Zinc	7.4	75.0	17.9	16.0	63.0	32.5	23.4	66.8	50.4	30%
Yauliyacu (14)	1.6	239.0	12.5	5.1	170.0	27.9	6.7	186.7	40.4	83%
777 (15)	3.3	26.7	2.8	3.0	27.8	2.7	6.3	27.2	5.5	48%
Stratoni	0.4	172.0	2.4	0.2	184.0	1.3	0.7	176.2	3.7	80%
Cozamin (12)	-	-	-	0.3	49.0	0.5	0.3	49.0	0.5	74%
Minto	1.7	8.3	0.5	3.8	5.2	0.6	5.5	6.1	1.1	78%
Los Filos	23.9	5.4	4.1	16.8	10.4	5.6	40.7	7.4	9.7	5%
Rosemont (16)	279.5	4.1	37.0	325.8	4.1	43.1	605.3	4.1	80.1	76%
Metates Royalty (17)	4.3	17.2	2.4	12.3	13.1	5.2	16.5	14.2	7.5	66%
Total Silver			308.2			427.4			735.6
Gold
Salobo (75%) (10)	467.8	0.36	5.48	415.9	0.30	3.95	883.7	0.33	9.44	68%
Sudbury (70%) (12)	-	-	-	39.2	0.44	0.55	39.2	0.44	0.55	77%
Constancia (50%)	225.9	0.05	0.37	64.4	0.07	0.14	290.2	0.05	0.51	61%
777 (12,15)	2.0	1.80	0.12	1.8	1.80	0.11	3.9	1.80	0.22	59%
Minto	1.7	1.19	0.06	3.8	0.64	0.08	5.5	0.81	0.14	77%
Toroparu (10%) (18)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.00	0.41	89%
Metates Royalty (17)	4.3	0.70	0.10	12.3	0.45	0.18	16.5	0.52	0.27	91%
Total Gold			6.23			5.32			11.55

SILVER WHEATON 2016 ANNUAL REPORT [46]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,21)
As of December 31, 2016 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (10)
Mill	29.6	27.2	25.9	46.3	22.8	33.9	75.9	24.5	59.8
Heap Leach	1.8	32.1	1.9	3.8	23.6	2.9	5.6	26.4	4.8
San Dimas (10, 11)	0.7	371.4	7.8	1.4	223.6	9.8	2.0	271.5	17.6
Antamina (33.75%) (12,13)
Copper	15.5	6.0	3.0	111.4	9.0	32.2	126.9	8.6	35.2
Copper-Zinc	6.4	16.0	3.3	46.6	18.0	27.0	53.0	17.8	30.3
Pascua-Lama (25%)	3.4	28.9	3.2	35.8	25.4	29.3	39.2	25.7	32.4
Constancia	171.7	2.3	12.9	304.3	1.9	19.0	476.0	2.1	31.9
Zinkgruvan
Zinc	1.5	99.4	4.7	5.2	103.2	17.2	6.6	102.3	21.9
Copper	1.6	35.2	1.8	0.6	36.0	0.7	2.2	35.4	2.5
Neves-Corvo
Copper	8.6	49.2	13.6	36.4	49.3	57.6	45.0	49.3	71.2
Zinc	8.4	57.0	15.3	76.0	54.0	131.9	84.4	54.3	147.2
Yauliyacu (14)	3.6	233.0	26.8	11.2	215.2	77.4	14.8	219.5	104.2
777 (15)	-	-	-	0.7	26.3	0.6	0.7	26.3	0.6
Stratoni	0.3	193.5	1.7	0.2	203.8	1.4	0.5	198.0	3.1
Minto	6.2	2.6	0.5	32.6	3.1	3.2	38.8	3.0	3.8
Los Filos	111.7	6.3	22.7	270.2	9.3	81.2	381.8	8.5	103.9
Rosemont (16)	38.5	3.0	3.7	197.7	2.7	17.1	236.2	2.7	20.8
Aljustrel (19)	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Keno Hill (25%)
Underground	-	-	-	0.9	510.1	14.5	0.9	510.1	14.5
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Cotabambas (20)	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3
Toroparu (50%) (18)	22.2	1.2	0.8	97.9	0.7	2.3	120.1	0.8	3.1
Total Silver			152.3			631.3			783.6
Gold
Salobo (75%) (10)	28.0	0.44	0.39	143.0	0.31	1.43	171.0	0.33	1.82
Sudbury (70%) (12)	-	-	-	11.5	0.20	0.07	11.5	0.20	0.07
Constancia (50%)	85.8	0.04	0.11	152.2	0.03	0.16	238.0	0.04	0.28
777 (12,15)	-	-	-	0.4	1.83	0.02	0.4	1.83	0.02
Minto	6.2	0.30	0.06	32.6	0.33	0.35	38.8	0.33	0.41
Cotabambas (25%) (20)	-	-	-	29.3	0.23	0.22	29.3	0.23	0.22
Toroparu (10%) (18)	0.9	0.87	0.03	7.9	0.83	0.21	8.8	0.84	0.24
Total Gold			0.59			2.47			3.05

SILVER WHEATON 2016 ANNUAL REPORT [47]

Attributable Inferred Resources (1,2,3,4,5,9,21)
As of December 31, 2016 unless otherwise noted (6)

	Inferred
	Tonnage	Grade	Contained
	Mt	g/t	Moz
Silver
Peñasquito (25%) (10)
Mill	7.1	19.4	4.4
Heap Leach	0.01	5.0	0.002
San Dimas (10, 11)	7.2	317.3	73.5
Antamina (33.75) (12,13)
Copper	219.4	8.0	56.4
Copper-Zinc	115.9	15.0	55.9
Pascua-Lama (25%)	3.8	17.8	2.2
Constancia	138.1	1.7	7.5
Zinkgruvan
Zinc	7.9	83.0	21.0
Copper	0.2	25.0	0.2
Neves-Corvo
Copper	12.8	37.0	15.2
Zinc	11.4	52.0	19.0
Yauliyacu (14)	0.5	275.3	4.7
777 (15)	0.7	32.6	0.7
Stratoni	0.5	169.0	2.7
Minto	25.3	2.5	2.1
Los Filos	162.7	9.8	51.3
Rosemont (16)	104.5	3.3	11.1
Aljustrel (19)	8.7	50.4	14.0
Keno Hill (25%)
Underground	0.3	433.4	4.2
Loma de La Plata (12.5%)	0.2	76.0	0.4
Cotabambas (20)	605.3	2.3	45.4
Toroparu (50%) (18)	64.8	0.1	0.2
Metates Royalty (17)	0.8	9.5	0.2
Total Silver			392.1
Gold
Salobo (75%) (10)	144.1	0.28	1.31
Sudbury (70%) (12)	9.8	0.37	0.12
Constancia (50%)	69.0	0.02	0.04
777 (12,15)	0.3	1.76	0.02
Minto	25.3	0.25	0.20
Cotabambas (25%) (20)	151.3	0.17	0.84
Toroparu (10%) (18)	13.0	0.74	0.31
Metates Royalty (17)	0.8	0.39	0.01
Total Gold			2.85

SILVER WHEATON 2016 ANNUAL REPORT [48]

Notes:
1.
All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects ("NI 43-101"), or the 2012 Australasian Joint Ore Reserves Committee (JORC)  Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") and millions of ounces ("Moz").
3.	Qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are as follows:
a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Ryan Ulansky, M.A.Sc., P.Eng. (Senior Director, Engineering), both employees of the Company (the "Company's QPs").
4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves.  The Company's QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2016 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources for Aljustrel's Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.
b.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.
c.	Mineral Resources and Mineral Reserves for the 777, Cozamin, Minto and Stratoni mines are reported as of December 31, 2015.
d.
Mineral Resources for Keno Hill's Elsa Tailings project are reported as of April 22, 2010, Lucky Queen project as of July 27, 2011, Onek project as of October 15, 2014, Flame and Moth project as of April 28, 2015, Bermingham project as of January 3, 2017, Bellekeno mine Inferred Mineral Resources as of September 30, 2012 and Bellekeno mine Indicated Mineral Resources as of September 30, 2013.

e.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.
f.	Mineral Resources and Mineral Reserves for the Los Filos, Peñasquito, Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2016.
g.	Mineral Resources and Mineral Reserves for the Metates royalty are reported as of April 29, 2016.
h.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of August 28, 2012.
i.	Mineral Resources and Mineral Reserves for gold at the Toroparu project are reported as of March 31, 2013 and Mineral Resources for silver are reported as of September 1, 2014.
7.	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:
a.	Antamina mine - $2.97 per pound copper, $1.03 per pound zinc, $10.70 per pound molybdenum and $18.72 per ounce silver.
b.	Constancia mine - $6.04 per tonne NSR cut-off assuming $1,260 per ounce gold, $18.00 per ounce silver, $3.00 per pound copper and $11.00 per pound molybdenum.
c.	Cozamin mine - $42.00 per tonne NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper, $0.85 per pound lead and $0.80 per pound zinc.
d.	Lagunas Norte and Veladero mines - $1,000 per ounce gold and $13.75 per ounce silver.
e.	Los Filos mine - $1,200 per ounce gold and $18.00 per ounce silver.
f.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.
g.	Minto mine – 0.5% copper cut-off for Open Pit and $64.40 per tonne NSR cut-off for Underground assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.
h.	Neves-Corvo mine – 1.3% copper equivalent cut-off for the copper Reserves and 5.2% zinc equivalent cut-off for the zinc Reserves, both assuming $2.75 per pound copper, $1.00 per pound lead and zinc.
i.	Pascua-Lama project - $1,200 per ounce gold, $16.50 per ounce silver and $2.75 per pound copper.
j.	Peñasquito mine - $1,200 per ounce gold, $18.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
k.	Rosemont project - $4.90 per ton NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.
l.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,200 per ounce gold and $2.86 per pound copper.
m.	San Dimas mine – 3.22 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $17.00 per ounce silver.
n.	Stratoni mine – 15.54% zinc equivalent cut-off assuming $0.91 per pound lead and zinc.
o.	Sudbury mines - $1,200 per ounce gold, $6.63 per pound nickel, $2.39 per pound copper, $1,150 per ounce platinum, $750 per ounce palladium and $12.50 per pound cobalt.
p.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.
q.	Yauliyacu mine - $18.00 per ounce silver, $2.64 per pound copper, $0.89 per pound lead and $0.99 per pound zinc.
r.	Zinkgruvan mine – 3.9% zinc equivalent cut-off for the zinc Reserve and 1.5% copper cut-off for the copper Reserve, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.
s.	777 mine – $1,190 per ounce gold, $16.50 per ounce silver, $2.75 per pound copper and $1.16 per pound zinc.
9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:
a.	Aljustrel mine – 4.5% zinc cut-off for Feitais and Moinho mines zinc Resources and 4.0% zinc cut-off for Estação zinc Resources.
b.	Antamina mine - $2.97 per pound copper, $1.03 per pound zinc, $10.70 per pound molybdenum and $18.72 per ounce silver.
c.	Constancia mine – $6.04 per tonne NSR cut-off assuming $1,260 per ounce gold, $18.00 per ounce silver, $3.00 per pound copper and $11.00 per pound molybdenum.
d.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23,00 per ounce silver, $3.20 per pound copper and $12,50 per pound molybdenum.

SILVER WHEATON 2016 ANNUAL REPORT [49]

e.	Keno Hill mines:
i.	Bellekeno mine – Cdn$185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.
ii.	Flame and Moth – Cdn$185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.94 per pound lead and $1.00 per pound zinc.
iii.	Lucky Queen project – Cdn$185 per tonne NSR cut-off assuming $1,100 per ounce gold, $18.50 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
iv.	Onek project – Cdn$185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
v.	Bermingham – Cdn$185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.95 per pound lead and $1.00 per pound zinc.
vi.	Elsa Tailings project – 50 grams per tonne silver cut-off.
f.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.
g.	Los Filos mine - $1,400 per ounce gold and $20.00 per ounce silver.
h.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.
i.	Minto mine – 0.5% copper cut-off.
j.	Neves-Corvo mine – 1.0% copper cut-off for the copper Resource and 3.0% zinc cut-off for the zinc Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.
k.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.
l.	Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.00 per pound lead and zinc.
m.	Rosemont project – 0.30% copper equivalent cut-off for Mixed and 0.15% copper equivalent for Sulfide assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.
n.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,200 per ounce gold and $2.86 per pound copper.
o.	San Dimas mine – 2.00 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $17.00 per ounce silver.
p.	Stratoni mine – 15.54% zinc equivalent cut-off assuming $0.91 per pound lead and zinc.
q.	Sudbury mines - $1,200 per ounce gold, $6.63 per pound nickel, $2.39 per pound copper, $1,150 per ounce platinum, $750 per ounce palladium and $12.50 per pound cobalt.
r.	Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold.
s.	Yauliyacu mine – $18.00 per ounce silver, $2.64 per pound copper and $0.89 per pound lead and $0.99 per pound zinc.
t.	Zinkgruvan mine – 3.9% zinc equivalent cut-off for the zinc Resource and 1.0% copper cut-off for the copper Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.
u.	777 mine – $1,190 per ounce gold, $16.50 per ounce silver, $2.75 per pound copper and $1.16 per pound zinc.
10.	The scientific and technical information in this document regarding the Peñasquito mine and the San Dimas mine was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:
a.	Peñasquito - Goldcorp management's discussion and analysis filed on October 26, 2016; and
b.	San Dimas - Primero news release dated February 22, 2017.
    The Company QP's have approved this partner disclosed scientific and technical information in respect of the Peñasquito mine and the San Dimas mine Mineral Resource and Mineral Reserve estimates, as well as, the Company's Mineral Resource and Mineral Reserve estimates for the Salobo mine.
11.
The San Dimas silver purchase agreement provides that Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at the San Dimas mine and 50% of any excess, for the life of mine.

12.
The Company's attributable Mineral Resources and Mineral Reserves for the Lagunas Norte, Veladero, Cozamin, and Antamina silver interests, in addition to the Sudbury and 777 gold interests, have been constrained to the production expected for the various contracts.

13.
The Antamina silver purchase agreement in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at the Company's discretion.  Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

14.
The Yauliyacu silver purchase agreement provides that Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at the Yauliyacu mine and 50% of any excess, for the life of mine.

15.
The 777 precious metal purchase agreement ("777 PMPA") provides that Hudbay will deliver 100% of the payable silver for the life of mine and 100% of the payable gold until completion of the Constancia mine, after which the gold stream will reduce to 50%.  The gold figures in this table represent the attributable 777 mine Mineral Resources and Mineral Reserves constrained to the production expected for the 777 precious metal purchase agreement.

16.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the SX/EW leach material since this process does not recover silver.
17.
Effective August 7, 2014, the Company entered into an agreement for a 1.5% net smelter returns royalty on Chesapeake Gold Corp's (Chesapeake) Metates property, located in Mexico.  As part of the agreement, Chesapeake will have the right at any time for a period of five years to repurchase two-thirds of the royalty, with the Company retaining a 0.5% royalty interest.

18.
The Company's agreement with Sandspring is an early deposit structure whereby the Company will have the option not to proceed with the 10% gold stream and 50% silver stream on the Toroparu project following the delivery of a bankable definitive feasibility study.

19.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.
20.
Under the terms of the Cotabambas Early Deposit Agreement, the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces attributable to the Company have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

21.
Silver and gold are produced as by-product metal at all operations with the exception of silver at the Keno Hill mines and Loma de La Plata project and gold at the Toroparu project; therefore, the economic cut-off applied to the reporting of silver and gold Mineral Resources and Mineral Reserves will be influenced by changes in the commodity prices of other metals at the time of reporting.

Statements made in this section contain forward-looking information. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.
SILVER WHEATON 2016 ANNUAL REPORT [50]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
•	Proposed name change from Silver Wheaton Corp. to Wheaton Precious Metals Corp.;
•	projected increases to Silver Wheaton's production and cash flow profile;
•	the expansion and exploration potential at the Salobo and San Dimas mines;
•	projected changes to Silver Wheaton's production mix;
•	anticipated increases in total throughput;
•	the effect of the SAT legal claim on Primero's business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019;
•	the impact on Primero of the unionized employee strike at the San Dimas mine;
•	the ability of Primero to continue as a going concern;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2017 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates and produced but not yet delivered ounces;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company's business structure;
•
the Company's position relating to any dispute with the CRA and the Company's intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2013; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company's intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class action litigation.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•
risks related to the satisfaction of each party's obligations in accordance with the terms of the precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;

•	fluctuations in the price of commodities;
•
risks related to the Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

•
the absence of control over Mining Operations and having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

SILVER WHEATON 2016 ANNUAL REPORT [51]

•
Primero is not able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise have an adverse impact on the business, financial condition or results of operation of Primero;

•	Primero not being able to continue as a going concern;
•	Primero not being able to obtain a satisfactory resolution of the unionized employee strike at the San Dimas mine within three months;
•	Primero not being able to secure additional funding, resume San Dimas mine operations to normal operating capacity, reduce cash outflows or have a successful outcome to a strategic review process;
•
differences in the interpretation or application of tax laws and regulations or accounting policies and rules; and Silver Wheaton's interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect or the tax impact to the Company's business operations is materially different than currently contemplated;

•	any challenge by the CRA of the Company's tax filings is successful and the potential negative impact to the Company's previous and future tax filings;
•	the Company's business or ability to enter into precious metal purchase agreements is materially impacted as a result of any CRA reassessment;
•	any reassessment of the Company's tax filings and the continuation or timing of any such process is outside the Company's control;
•	any requirement to pay reassessed tax;
•	the Company is not assessed taxes on its foreign subsidiary's income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company's financial position;
•	litigation risk associated with a challenge to the Company's tax filings;
•	credit and liquidity risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to Silver Wheaton's acquisition strategy;
•	risks related to the market price of the common shares of Silver Wheaton;
•	equity price risks related to Silver Wheaton's holding of long‑term investments in other exploration and mining companies;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Silver Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•
risks related to the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

•	risks related to environmental regulations and climate change;
•	the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	fluctuation in the commodity prices other than silver or gold;
•	the ability of Silver Wheaton and the Mining Operations to obtain adequate financing;

SILVER WHEATON 2016 ANNUAL REPORT [52]

•	the ability of Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and
•
other risks discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Silver Wheaton's Form 40-F to be filed March 31, 2017 and Form 6-K filed March 21, 2017 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	the satisfaction of each party's obligations in accordance with the precious metal purchase agreements;
•	no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	the continuing ability to fund or obtain funding for outstanding commitments;
•	that Primero is able to obtain a satisfactory resolution of the unionized employee strike at the San Dimas mine within three months;
•	that Primero is able to continue as a going concern;
•	Silver Wheaton's ability to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
•	Silver Wheaton will be successful in challenging any reassessment by the CRA;
•	Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	Silver Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	Silver Wheaton will not change its business as a result of any CRA reassessment;
•	Silver Wheaton's ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•
any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Silver Wheaton's Canadian income, including the Company's position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal;

•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Silver Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

SILVER WHEATON 2016 ANNUAL REPORT [53]

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton's Annual Information Form for the year ended December 31, 2016 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2017, available on SEDAR at www.sedar.com. Silver Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Silver Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Silver Wheaton's Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

SILVER WHEATON 2016 ANNUAL REPORT [54]

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Silver Wheaton Corp. ("Silver Wheaton") were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Financial information appearing throughout our Management's Discussion and Analysis ("MD&A") is consistent with these consolidated financial statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain and rely on a comprehensive system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained.  These controls include business planning; delegation of authority; careful selection and hiring of staff; accountability for performance within appropriate and well-defined areas of responsibility; and the communication of policies and guidelines of business conduct throughout the company.

The Board of Directors oversees management's responsibilities for financial reporting through the Audit Committee, which is composed entirely of directors who are neither officers nor employees of Silver Wheaton.  The Audit Committee reviews Silver Wheaton's interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors.  Other key responsibilities of the Audit Committee include monitoring Silver Wheaton's system of internal controls, monitoring its compliance with legal and regulatory requirements, selecting the external auditors and reviewing the qualifications, independence and performance of the external auditors.

Deloitte LLP, Independent Registered Public Accounting Firm, appointed by the shareholders of Silver Wheaton upon the recommendation of the Audit Committee and Board, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

/s/ Randy Smallwood	/s/ Gary Brown

Randy Smallwood	Gary Brown

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 21, 2017

SILVER WHEATON 2016 ANNUAL REPORT [55]

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Silver Wheaton Corp.

We have audited the accompanying consolidated financial statements of Silver Wheaton Corp. and subsidiaries (the "Company"), which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, and the consolidated statements of earnings (loss), consolidated statements of comprehensive income (loss), consolidated statements of cash flows, and consolidated statements of shareholders' equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silver Wheaton Corp. and subsidiaries as at December 31, 2016 and December 31, 2015, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2017 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 21, 2017

SILVER WHEATON 2016 ANNUAL REPORT [56]

Management's Report on Internal Control Over Financial Reporting

Management of Silver Wheaton Corp. ("Silver Wheaton") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to Silver Wheaton's assets
ii.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and Silver Wheaton receipts and expenditures are made only in accordance with authorizations of management and Silver Wheaton's directors

iii.
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Silver Wheaton's assets that could have a material effect on Silver Wheaton's financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Silver Wheaton's internal control over financial reporting as of December 31, 2016, based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2016, Silver Wheaton's internal control over financial reporting was effective.

The effectiveness of Silver Wheaton's internal control over financial reporting, as of December 31, 2016, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company's consolidated financial statements as of and for the year ended December 31, 2016, as stated in their report.

/s/ Randy Smallwood	/s/ Gary Brown

Randy Smallwood	Gary Brown

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 21, 2017

SILVER WHEATON 2016 ANNUAL REPORT [57]

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Silver Wheaton Corp.

We have audited the internal control over financial reporting of Silver Wheaton Corp. and subsidiaries (the "Company") as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated March 21, 2017 expressed an unmodified/unqualified opinion on those financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada
March 21, 2017

SILVER WHEATON 2016 ANNUAL REPORT [58]

Consolidated Statements of Earnings (Loss)

		Years Ended December 31
(US dollars and shares in thousands, except per share amounts)	Note	2016	2015
Sales	5	$891,557	$648,687
Cost of sales
Cost of sales, excluding depletion		$254,434	$190,214
Depletion	10	308,702	198,581
Total cost of sales		$563,136	$388,795
Gross margin		$328,421	$259,892
Expenses
General and administrative [1]	6	$34,439	$32,237
Impairment charges	11	71,000	384,922
Interest expense	14	24,193	4,090
Other expense	7	4,982	4,076
		$134,614	$425,325
Earnings (loss) before income taxes		$193,807	$(165,433)
Income tax recovery	20	1,330	3,391
Net earnings (loss)		$195,137	$(162,042)

Basic earnings per share		$0.45	$(0.41)
Diluted earnings per share		$0.45	$(0.41)
Weighted average number of shares outstanding
Basic	18	430,461	395,755
Diluted	18	430,845	395,938
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses		$5,060	$6,160

The accompanying notes form an integral part of these consolidated financial statements.

SILVER WHEATON 2016 ANNUAL REPORT [59]

Consolidated Statements of Comprehensive Income (Loss)

		Years Ended December 31
(US dollars in thousands)	Note	2016	2015
Net earnings (loss)		$195,137	$(162,042)
Other comprehensive income (loss)
Items that will not be reclassified to net earnings
Gain (loss) on long-term investments - common shares held	9	44,845	(13,085)
Deferred income tax expense	20	(846)	-
Total other comprehensive income (loss)		$43,999	$(13,085)
Total comprehensive income (loss)		$239,136	$(175,127)

The accompanying notes form an integral part of these consolidated financial statements.

SILVER WHEATON 2016 ANNUAL REPORT [60]

Consolidated Balance Sheets

	Note	As at December 31	As at December 31
(US dollars in thousands)		2016	2015
Assets
Current assets
Cash and cash equivalents		$124,295	$103,297
Accounts receivable	8	2,316	1,124
Other		1,481	1,455
Total current assets		$128,092	$105,876
Non-current assets
Silver and gold interests	10	$5,919,272	$5,469,412
Early deposit - silver and gold interests	12	20,064	15,725
Royalty interest	13	9,107	9,107
Long-term investments	9	64,621	19,776
Other		12,163	12,315
Total non-current assets		$6,025,227	$5,526,335
Total assets		$6,153,319	$5,632,211
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$18,829	$10,664
Current portion of performance share units	17.1	228	1,904
Total current liabilities		$19,057	$12,568
Non-current liabilities
Bank debt	14.1	$1,193,000	$1,466,000
Deferred income taxes	20	262	176
Performance share units	17.1	1,012	2,732
Total non-current liabilities		$1,194,274	$1,468,908
Total liabilities		$1,213,331	$1,481,476
Shareholders' equity
Issued capital	15	$3,445,914	$2,815,569
Reserves	16	55,301	(23,197)
Retained earnings		1,438,773	1,358,363
Total shareholders' equity		$4,939,988	$4,150,735
Total liabilities and shareholders' equity		$6,153,319	$5,632,211
Commitments and contingencies	14, 23

/s/ Randy Smallwood	/s/ John Brough
Randy Smallwood	John Brough
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

SILVER WHEATON 2016 ANNUAL REPORT [61]

Consolidated Statements of Cash Flows

		Years Ended December 31
(US dollars in thousands)	Note	2016	2015
Operating activities
Net earnings (loss)		$195,137	$(162,042)
Adjustments for
Depreciation and depletion		309,654	199,202
Amortization of credit facility origination fees:
Interest expense		825	238
Amortization of credit facility origination fees - undrawn facilities	7	636	923
Write off of credit facility origination fees upon repayment of NRT Loan	7	-	1,315
Impairment charges	11	71,000	384,922
Interest expense		23,368	3,852
Equity settled stock based compensation		5,060	6,160
Performance share units	17.1	(3,535)	534
Deferred income tax recovery	20	(1,302)	(3,599)
Investment income recognized in net earnings		(184)	(247)
Other		(226)	(509)
Change in non-cash working capital	19	7,039	3,185
Cash generated from operations before interest paid and received		$607,472	$433,934
Interest paid - expensed		(23,317)	(2,697)
Interest received		146	122
Cash generated from operating activities		$584,301	$431,359
Financing activities
Bank debt repaid	14.1	$(1,053,000)	$(1,174,000)
Bank debt drawn	14.1	780,000	1,640,000
Credit facility origination fees	14.1	(1,300)	(4,242)
Shares issued	15.1	632,547	800,000
Share issue costs	15.1	(25,996)	(31,785)
Repurchase of share capital	15.1	(33,126)	(9,120)
Share purchase options exercised	16.2	21,931	2,887
Dividends paid	15.2	(78,708)	(68,593)
Cash generated from financing activities		$242,348	$1,155,147
Investing activities
Silver and gold interests	10	$(800,432)	$(1,800,117)
Interest paid - capitalized to silver interests		(615)	(9,213)
Early deposit - silver and gold interests	12	(4,087)	(2,125)
Proceeds on disposal of silver interest		-	25,000
Proceeds on disposal of long-term investments		-	12
Dividend income received		37	126
Other		(338)	(4,832)
Cash used for investing activities		$(805,435)	$(1,791,149)
Effect of exchange rate changes on cash and cash equivalents		$(216)	$(158)
Increase (decrease) in cash and cash equivalents		$20,998	$(204,801)
Cash and cash equivalents, beginning of year		103,297	308,098
Cash and cash equivalents, end of year		$124,295	$103,297
The accompanying notes form an integral part of these consolidated financial statements.

SILVER WHEATON 2016 ANNUAL REPORT [62]

Consolidated Statements of Shareholders' Equity

			Reserves
(US dollars in thousands)	Number of Shares (000's)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI [1] Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total
At January 1, 2015	364,778	$2,037,923	$53,717	$24,214	$3,307	$(110,079)	$(28,841)	$1,619,654	$3,628,736
Total comprehensive income
Net loss		$-	$-	$-	$-	$-	$-	$(162,042)	$(162,042)
OCI [1]		-	-	-	-	(13,085)	(13,085)	-	(13,085)
Total comprehensive loss		$-	$-	$-	$-	$(13,085)	$(13,085)	$(162,042)	$(175,127)
Shares issued	38,930	$800,000	$-	$-	$-	$-	$-	$-	$800,000
Share issue costs		(31,375)	-	-	-	-	-	-	(31,375)
DIT [1] recovery (expense)		(2,833)	-	-	-	-	-	-	(2,833)
Shares cancelled (Note 15.1)	(777)	(5,331)	-	-	-	-	-	(3,789)	(9,120)
SBC [1] expense		-	-	5,312	848	-	6,160	-	6,160
Options [1] exercised	229	4,127	-	(1,240)	-	-	(1,240)	-	2,887
RSUs [1] released	32	842	-	-	(842)	-	(842)	-	-
DRIP [1]	847	12,216	-	-	-	-	-	-	12,216
Dividends (Note 15.2)		-	-	-	-	-	-	(80,809)	(80,809)
Realized loss on disposal of LTIs [1] (Note 9)		-	-	-	-	14,651	14,651	(14,651)	-
At December 31, 2015	404,039	$2,815,569	$53,717	$28,286	$3,313	$(108,513)	$(23,197)	$1,358,363	$4,150,735
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$195,137	$195,137
OCI [1]		-	-	-	-	43,999	43,999	-	43,999
Total comprehensive income		$-	$-	$-	$-	$43,999	$43,999	$195,137	$239,136
Shares issued	38,105	$632,547	$-	$-	$-	$-	$-	$-	$632,547
Share issue costs		(26,405)	-	-	-	-	-	-	(26,405)
DIT [1] recovery (expense)		(542)	-	-	-	-	-	-	(542)
Shares cancelled (Note 15.1)	(2,295)	(16,017)	-	-	-	-	-	(17,109)	(33,126)
SBC [1] expense		-	-	4,326	734	-	5,060	-	5,060
Options [1] exercised	963	28,480	-	(6,549)	-	-	(6,549)	-	21,931
RSUs [1] released	19	378	-	-	(378)	-	(378)	-	-
DRIP [1]	625	11,904	-	-	-	-	-	-	11,904
Dividends (Note 15.2)		-	-	-	-	-	-	(90,612)	(90,612)
Warrants [1] modification (Note 16.1)		-	29,360	-	-	-	29,360	-	29,360
Realized loss on disposal of LTIs [1] (Note 9)		-	-	-	-	7,006	7,006	(7,006)	-
At December 31, 2016	441,456	$3,445,914	$83,077	$26,063	$3,669	$(57,508)	$55,301	$1,438,773	$4,939,988
1)
Definitions as follows: "OCI" = Other Comprehensive Income (Loss); "SBC" = Equity Settled Stock Based Compensation; "Options" = Share Purchase Options; "RSUs" = Restricted Share Units; "DRIP" = Dividend Reinvestment Plan; "DIT" = Deferred Income Taxes; "LTI's" = Long-Term Investments; "Warrants" = Share Purchase Warrants.

The accompanying notes form an integral part of these consolidated financial statements.

SILVER WHEATON 2016 ANNUAL REPORT [63]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

1.	Description of Business and Nature of Operations

Silver Wheaton Corp. ("Silver Wheaton" or the "Company") is a mining company which generates its revenue primarily from the sale of silver and gold. Silver Wheaton Corp., which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol SLW.

The Company had entered into 19 long-term purchase agreements and two early deposit long-term purchase agreements associated with silver and/or gold ("precious metal purchase agreements"), relating to 30 different mining assets (22 of which are currently operating and 8 of which are at various stages of development), whereby Silver Wheaton acquires silver and gold production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce delivered which is fixed by contract, generally at or below the prevailing market price.  During the year ended December 31, 2016, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.42 and $391, respectively. The primary drivers of the Company's financial results are the volume of silver and gold production at the various mines and the price of silver and gold realized by Silver Wheaton upon sale.

The consolidated financial statements of the Company for the year ended December 31, 2016 were authorized for issue as of March 21, 2017 in accordance with a resolution of the Board of Directors.

2.	Significant Accounting Policies

2.1.	Basis of Presentation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") on a historical cost basis, except for financial assets which are not held for the purpose of collecting contractual cash flows on specified dates, derivative assets and derivative liabilities which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States ("US") dollars, which is the Company's functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000's) unless otherwise noted. References to "Cdn$" refer to Canadian dollars.

2.2.	Statement of Compliance
These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The preparation of financial statements in accordance with IFRS requires the use of certain accounting estimates.  It also requires management to exercise judgment in applying the Company's accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

2.3.	Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries Silver Wheaton (Caymans) Ltd., Silver Wheaton Luxembourg S.a.r.l. and Wheaton Precious Metals (Cayman) Co.

Subsidiaries are fully consolidated from the date on which the Company obtains a controlling interest.  Control is defined as an investor's power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor's returns through its power over the investee.  Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

2.4.	Cash and Cash Equivalents
Cash and cash equivalents include cash and highly liquid money market investments including short-term deposits, treasury bills, commercial paper, bankers' depository notes and bankers' acceptances with terms to maturity of less than three months.

SILVER WHEATON 2016 ANNUAL REPORT [64]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

2.5.	Revenue Recognition
Revenue from the sale of silver and gold is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers.  Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker.  The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter.  No forward contracts were outstanding at December 31, 2016 or December 31, 2015.  The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders.  Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the "Quotational Period") pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  Final settlement generally occurs from three to six months after shipment. The Company's provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale.  The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

2.6.	Financial Instruments
In November 2009, the IASB introduced IFRS 9, Financial Instruments ("IFRS 9"), which is part of a project to replace IAS 39, Financial Instruments: Recognition and Measurement.  Adoption of IFRS 9 is required by January 1, 2018, with early adoption permitted.  The Company has elected to adopt IFRS 9 (2009) and the related consequential amendments effective January 1, 2010.

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net earnings) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net earnings are recognized immediately in net earnings.

2.7.	Financial Assets
Financial assets are subsequently measured at either amortized cost or fair value, depending on the classification of the financial assets.

Financial Assets at Fair Value Through Other Comprehensive Income ("FVTOCI")
The Company's long-term investments in common shares held are for long-term strategic purposes and not for trading.  Upon the adoption of IFRS 9 (2009), the Company made an irrevocable election to designate these long-term investments in common shares held as FVTOCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value in net earnings.

Long-term investments in common shares held are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized as a component of other comprehensive income ("OCI") and accumulated in the long-term investment revaluation reserve. The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

SILVER WHEATON 2016 ANNUAL REPORT [65]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

Dividends on these long-term investments in common shares held are recognized as a component of net earnings in the period they are received under the classification Other (Income) Expense.

Financial Assets at Fair Value Through Net Earnings ("FVTNE")
Cash and cash equivalents are stated at FVTNE.

As discussed in Note 2.5, the Company's provisionally priced sales contain an embedded derivative that is premeasured at fair value at the end of each reporting period.  Fair value gains and losses related to the embedded derivative are included in revenue in the period they occur.

Financial Assets at Amortized Cost
Other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity.  Where necessary, other receivables are reported net of allowances for uncollectable amounts.

Foreign Exchange Gains and Losses
The fair value of financial assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. The foreign exchange component forms part of its fair value gain or loss. Therefore,

•	For financial assets that are classified as FVTNE, the foreign exchange component is recognized as a component of net earnings;

•	For financial assets that are classified as FVTOCI, the foreign exchange component is recognized as a component of OCI; and

•
For financial assets that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings.

Derecognition of Financial Assets
The Company derecognizes a financial asset only when the contractual rights to cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset that is classified as FVTOCI, the cumulative gain or loss (net of tax) previously accumulated in the long-term investment revaluation reserve is not reclassified to net earnings, but is reclassified to retained earnings.

2.8.	Financial Liabilities and Equity Instruments
Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. All financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTNE, depending on the classification of the instrument.

Equity Instruments
An equity instrument is a contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received less direct issue costs (net of any current or deferred income tax recovery attributable to such costs).

Share Purchase Warrants Issued
Share purchase warrants issued with an exercise price denominated in the Company's functional currency (US dollars) are considered equity instruments with the consideration received reflected within shareholders' equity under the classification of share purchase warrants reserve.  Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price.

SILVER WHEATON 2016 ANNUAL REPORT [66]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

Other Financial Liabilities
Accounts payable and accrued liabilities and bank debt are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Foreign Exchange Gains and Losses
The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period.  Therefore,

•
For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings, and

•	For financial liabilities that are classified as FVTNE, the foreign exchange component forms part of the fair value gains or losses and is recognized as a component of net earnings.

Derecognition of Financial Liabilities
The Company derecognizes financial liabilities when the Company's obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized as a component of net earnings.

2.9.	Silver and Gold Interests
Agreements for which settlement is called for in silver and/or gold, the amount of which is based on production at the mines, are stated at cost less accumulated depletion and accumulated impairment charges, if any.

The cost of the asset is comprised of its purchase price, any closing costs directly attributable to acquiring the asset, and, for qualifying assets, borrowing costs.  The purchase price is the aggregate cash amount paid and the fair value of any other non-cash consideration given to acquire the asset.

Depletion
The cost of these silver and gold interests is separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.   The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves.

Asset Impairment
Management considers each precious metal purchase agreement ("PMPA") to be a separate cash generating unit ("CGU"), which is the lowest level for which cash inflows are largely independent of those of other assets.  At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment exists.   If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each PMPA is the higher of fair value less cost of disposal ("FVLCD") and value in use ("VIU").  In determining the recoverable amounts of each of the Company's CGU's, the Company uses the FVLCD as this will generally be greater than or equal to the VIU.

To determine the FVLCD that could be received from each PMPA in an arm's length transaction at the measurement date, the Company estimates a range of potential values using the net asset value ("NAV") methodology and the net present value ("NPV") methodology (as described below), and then selects a value within this range which is the most representative of the estimated recoverable amount of the stream.

NAV is estimated by using an appropriate discount rate to calculate the present value of the expected future cash flows associated with each mineral category.  The discount rates used across the portfolio of PMPAs range from 5% to 10% (2015 – 5% to 10%), and silver and gold prices used, which are based on the consensus derived from a number of sources including analysts and other market observers, range from $19.34 to $20.99 and $1,312 to $1,337, respectively (2015 - $16.00 to $17.50 and $1,156 to $1,214, respectively).  The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves.  A market multiple is applied to the NAV computed in order to assess the estimated fair value.

SILVER WHEATON 2016 ANNUAL REPORT [67]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

Silver and precious metal companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, with this market multiple being generally understood to take account of a variety of additional value and risk factors such as the ability to find and produce more metal than what is currently included in the life of mine plan, the benefit of silver and gold price optionality, the potential remaining mine life and adjustments for relative mine and country risk. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a silver and gold interest. The NAV multiples applied to the various PMPA's at December 31, 2016 and December 31, 2015 ranged from 0.9 to 1.6.

NPV is estimated by using a nominal discount rate to calculate the present value of expected future cash flows.  The nominal discount rate is based on the Company's weighted average cost of capital, adjusted for any differences assessed in the risk profile associated with the relevant PMPA relative to the risk profile associated with the overall portfolio of PMPAs.   The nominal discount rates used across the portfolio of PMPAs range from 4% to 20% (2015 – 4% to 24%), and the nominal silver and gold prices of $17.13 and $1,218 are used for the current year with a 2% inflationary factor being applied thereafter (2015 - $14.00 and $1,100 with a 2% inflationary factor being applied thereafter).

The expected future cash flows are management's best estimates of expected future revenues and costs.  Under each valuation methodology, expected future revenues reflect an estimate of future payable production for each mine at which the Company has a PMPA based on detailed life of mine plans received from each of the partners. Expected future revenues also reflect management's estimated long-term metal prices.  Estimated future cash costs are generally fixed based on the terms of each PMPA as disclosed in Note 23.

If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value.  A previously recognized impairment charge is reversed only if there has been a change in the estimates used to determine the PMPA's recoverable amount since the impairment charge was recognized. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

2.10.	Borrowing and Debt Issue Costs
Borrowing costs allocable to qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use, are capitalized and included in the carrying amounts of the related assets until such time as the assets are substantially ready for their intended use.  Borrowing costs that do not relate to the acquisition or construction of qualifying assets are reflected as a component of net earnings under the classification Interest Expense, as incurred.  For the purposes of determining whether borrowing costs are allocable to qualifying assets, general borrowings are first considered to relate to qualifying assets to the extent of the cumulative investment made by the Company.

Debt issue costs on non-revolving facilities are treated as an adjustment to the carrying amount of the original liability and are amortized over the life of the new or modified liability.  Debt issue costs on revolving facilities are recorded as an asset under the classification Other long-term assets and are amortized over the life of the new or modified credit facility.

2.11.	Stock Based Payment Transactions
The Company recognizes a stock based compensation expense for all share purchase options and restricted share units ("RSUs") awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity.  The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.  The fair value of RSUs is the market value of the underlying shares at the date of grant.  At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for performance share units ("PSUs") which are awarded to eligible employees and are settled in cash.  Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period.  This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet.  The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair market value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

SILVER WHEATON 2016 ANNUAL REPORT [68]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

2.12.	Income Taxes
Income tax expense comprises current and deferred income tax.  Current and deferred income taxes are recognized as a component of net earnings except to the extent that it relates to items recognized directly in equity or as a component of OCI.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  Deferred income tax assets and liabilities are measured using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and which are expected to apply when the related deferred income tax assets are realized or the deferred income tax liabilities are settled.

Deferred income tax liabilities are generally recognized for all taxable temporary differences.  Deferred income tax assets are generally recognized for all deductible temporary differences and the carry forward of unused tax losses and tax credits to the extent that it is probable that reversing taxable temporary differences or sufficient taxable income will be available against which those deductible temporary differences and the carry forward of unused tax losses and tax credits can be utilized.

Deferred income tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.  Deferred income tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred income tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that reversing taxable temporary differences or sufficient taxable income will be available to allow all or part of the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are not recognized for temporary differences arising from the initial recognition (other than in a business combination) of assets and liabilities in a transaction which does not affect either the accounting income or the taxable income.  In addition, deferred income tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

2.13.	Earnings Per Share
Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

2.14.	Foreign Currency Translation
The functional currency is the currency of the primary economic environment in which an entity operates.  The consolidated financial statements are presented in US dollars, which is the functional currency of the Company and its subsidiaries.  Foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date.  Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date.  Foreign currency transactions are translated at the US dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of net earnings except for the foreign exchange gains and losses on the Company's long-term investments in common shares held which are reflected as a component of OCI and accumulated in a separate component of the investments revaluation reserve which is a component of shareholders' equity until they are realized as a result of a disposal, at which time the accumulated foreign exchange gain or loss is reallocated from the investments reserve to retained earnings.

SILVER WHEATON 2016 ANNUAL REPORT [69]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

2.15.	Leasing
Leases are classified as finance leases whenever the terms of the lease transfer substantially all of the risks and rewards of ownership to the lessee.  All other leases are classified as operating leases.  At December 31, 2016 and December 31, 2015, the Company was not a party to any finance leases.

The Company as the Lessee
Operating lease payments are recognized on a straight-line basis over the term of the lease, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability.  The aggregate benefit of incentives is recognized as a reduction to rental expense on a straight-line basis over the term of the lease, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

2.16.	Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount required to settle the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

2.17.	Future Changes in Accounting Policies
The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2018:
•
IFRS 9 (2014) – Financial Instruments (amended 2014): In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9"). The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010. The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

•
IFRS 15 – Revenue from Contracts with Customers: In May 2014 the IASB and the Financial Accounting Standards Board ("FASB") completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

Standards required to be applied for periods beginning on or after January 1, 2019:
•
IFRS 16 – Leases: In January 2016 the IASB and the FASB completed its joint project to address concerns by users of financial statements in respect of reduced comparability between financial statements due to the different accounting treatment applied to operating leases as compared to finance leases by removing the distinction between operating leases and finance leases and rather having all leases accounted for as a finance lease, subject to limited exceptions for short-term leases and leases of low value assets. The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

Early adoption of the above standards is permitted.

SILVER WHEATON 2016 ANNUAL REPORT [70]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

3.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

3.1.	Attributable Reserve, Resource and Exploration Potential Estimates
Silver and gold interests are significant assets of the Company, with a carrying value of $5.9 billion at December 31, 2016. This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of silver or gold contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has precious metal purchase agreements. Resources are estimates of the amount of silver or gold contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has precious metal purchase agreements. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator's exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company's percentage entitlement to silver and gold produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgement as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company's silver and gold interests and depletion charges.

3.2.	Depletion
As described in Note 2.9, the Company's silver and gold interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.  The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained silver and gold, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

3.3.	Impairment of Assets
As more fully described in Note 2.9, the Company assesses each precious metal purchase agreement at the end of every reporting period to determine whether any indication of impairment exists. If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

The price of silver and gold has been extremely volatile over the past several years and should price levels decline in the future for an extended period of time, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment. Should the Company conclude that it has an indication of impairment at any balance sheet date, the Company is required to perform an impairment assessment.

SILVER WHEATON 2016 ANNUAL REPORT [71]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

3.4.	Valuation of Stock Based Compensation
As more fully described in Note 2.11, the Company has various forms of stock based compensation, including share purchase options, restricted share units ("RSUs") and performance share units ("PSUs"). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 16.2, 16.3, and 17.1, respectively.

3.5.	Contingencies
Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time, including a dispute with the Canada Revenue Agency ("CRA") in respect of the Company's international transactions covering the 2005 to 2010 taxation years and an audit of the Company's international transactions covering the 2011 to 2013 taxation years. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.  Refer to Note 23 for more information.

Critical Accounting Judgments

3.6.	Functional Currency
The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The entities' revenues are denominated in US dollars;
•	The entities' cash cost of sales are denominated in US dollars;
•	The majority of the entities' cash is held in US dollars; and
•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

3.7.	Income Taxes
The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company's subsidiaries or the mining operations are located or to which shipments of silver or gold are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. Refer to Note 23 for more information.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of silver and gold. The estimates and assumptions are consistent with those used in testing asset impairment of precious metal purchase agreements. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

SILVER WHEATON 2016 ANNUAL REPORT [72]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

4.	Financial Instruments

4.1.	Capital Risk Management
The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt (Note 14) and equity attributable to common shareholders, comprising of issued capital (Note 15), accumulated reserves (Note 16) and retained earnings.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 14).

The Company is in compliance with the debt covenants at December 31, 2016, as described in Note 14.1.

4.2.	Categories of Financial Assets and Liabilities
Cash and cash equivalents are reported at fair value. Other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, other receivables are reported net of allowances for uncollectable amounts. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company's long-term investments in common shares held. As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI. Financial liabilities are reported at amortized cost using the effective interest method. The following table summarizes the classification of the Company's financial assets and liabilities:

	Note	December 31	December 31
(in thousands)		2016	2015
Financial assets
Fair value through net earnings
Cash and cash equivalents		$124,295	$103,297
Trade receivables from provisional concentrate sales, net of fair value adjustment	5	503	815
Fair value through other comprehensive income
Long-term investments - common shares held	9	64,621	19,776
Amortized cost
Other accounts receivable	8	1,813	309
		$191,232	$124,197
Financial liabilities
Fair value through net earnings
Accrued liabilities from provisional concentrate sales related to fair value adjustment, net of trade receivable	5	$1,170	$-
Amortized cost
Accounts payable and accrued liabilities		16,892	10,614
Bank debt	14	1,193,000	1,466,000
		$1,211,062	$1,476,614

4.3.	Credit Risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

SILVER WHEATON 2016 ANNUAL REPORT [73]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests surplus cash in short-term, high credit quality, money market instruments.  In addition, counterparties used to sell silver and gold are all large, international organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and, overall, the Company's credit risk has not changed significantly from the prior year.

At December 31, 2016 and December 31, 2015, there were no significant trade receivables owed to the Company which were past due. The Company's maximum exposure to credit risk related to its financial assets is as follows:

		December 31	December 31
(in thousands)	Note	2016	2015
Cash and cash equivalents		$124,295	$103,297
Trade receivables from provisional concentrate sales, net of fair value adjustment	8	503	815
Other accounts receivables	8	1,813	309
		$126,611	$104,421

4.4.	Liquidity Risk
The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at December 31, 2016, the Company had cash and cash equivalents of $124 million (December 31, 2015 - $103 million) and working capital of $109 million (December 31, 2015 - $93 million).

Silver Wheaton holds common shares of several publicly traded mineral exploration, development and mining companies (Note 9) with a combined market value at December 31, 2016 of $65 million (December 31, 2015 - $20 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company's planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.

The following table summarizes the timing associated with the Company's remaining contractual payments relating to its financial liabilities and commitments. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows. To the extent that applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.

SILVER WHEATON 2016 ANNUAL REPORT [74]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

As at December 31, 2016
(in thousands)	2017	2018	2019	2020	2021	Thereafter	Commitments	Total
Non-derivative financial liabilities and commitments
Bank debt [1]	$-	$-	$-	$-	$1,193,000	$-	$-	$1,193,000
Interest on bank debt [2]	30,804	35,940	35,432	35,888	5,858	-	-	143,922
Silver and gold interest payments [3]
Rosemont [4]	-	-	-	-	-	-	231,150	231,150
Loma de La Plata [5]	-	-	-	-	-	-	32,400	32,400
Toroparu [6]	-	-	-	-	-	-	138,000	138,000
Cotabambas [7]	1,500	1,500	1,500	1,500	1,500	2,500	126,000	136,000
Accounts payable and accrued liabilities	16,892	-	-	-	-	-	-	16,892
Performance share units	227	286	727	-	-	-	-	1,240
Derivative financial liabilities
Accrued liabilities from provisional concentrate sales related to fair value adjustment, net of trade receivable	1,170	-	-	-	-	-	-	1,170
Total	$50,593	$37,726	$37,659	$37,388	$1,200,358	$2,500	$527,550	$1,893,774

1)	On February 27, 2017, the term of the revolving credit facility was extended by an additional year, with the facility now maturing on February 27, 2022
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)
The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum ("Mtpa"). If actual throughput is expanded above 28 Mtpa within a predetermined period, and depending on the grade of material processed, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. This contingent liability is not reflected in the above table.

4)
In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay contingent transaction costs of $1 million in addition to a commitment to pay Hudbay total upfront cash payments of $230 million, payable on an installment basis, to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

5)
In connection with the Company's election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

6)
During the 60 day period following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Feasibility Documentation"), or after December 31, 2017 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable or, at Sandspring's option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil.

7)
In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $4 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $10 million to Panoro, spread over up to eight years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

SILVER WHEATON 2016 ANNUAL REPORT [75]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

4.5.	Currency Risk
The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the US dollar.  The carrying amounts of the Company's Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	December 31	December 31
(in thousands)	2016	2015
Monetary assets
Cash and cash equivalents	$1,258	$932
Accounts receivable	170	103
Long-term investments - common shares held	57,223	17,205
Other long-term assets	670	68
	$59,321	$18,308
Monetary liabilities
Accounts payable and accrued liabilities	$6,181	$5,331
Performance share units	1,043	4,130
	$7,224	$9,461

The following tables detail the Company's sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in exchange rates.

	As at December 31, 2016
	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease
Increase (decrease) in net earnings	$(513)	$513
Increase (decrease) in other comprehensive income	5,722	(5,722)
Increase (decrease) in total comprehensive income	$5,209	$(5,209)

	As at December 31, 2015
	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease
Increase (decrease) in net earnings	$(836)	$836
Increase (decrease) in other comprehensive income	1,721	(1,721)
Increase (decrease) in total comprehensive income	$885	$(885)

4.6.	Interest Rate Risk
The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company's outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the year ended December 31, 2016, the weighted average effective interest rate paid by the Company on its outstanding borrowings was 2.11% (2015 – 1.74%).

SILVER WHEATON 2016 ANNUAL REPORT [76]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

For the year ended December 31, 2016, all of the interest costs incurred were reflected as a component of net earnings. For the year ended December 31, 2015, a portion of the interest incurred by the Company was capitalized as it relates to the acquisition of the Barrick silver interest, which was under development during the period, with the remainder being reflected as a component of net earnings. During the year ended December 31, 2016, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expensed by approximately $11 million. During the year ended December 31, 2015, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest capitalized by approximately $5 million and the amount of interest expensed by approximately $2 million.

4.7.	Other Price Risk
The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.

If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the years ended December 31, 2016 and December 31, 2015 would have increased/decreased by approximately $6 million and $2 million, respectively, as a result of changes in the fair value of common shares held.

4.8.	Fair Value Estimation
The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements ("IFRS 13").

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company's financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2016
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$124,295	$124,295	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	503	-	503	-
Accrued liabilities from provisional concentrate sales related to fair value adjustment, net of trade receivable	(1,170)	-	(1,170)	-
Long-term investments - common shares held	64,621	64,621	-	-
	$188,249	$188,916	$(667)	$-

SILVER WHEATON 2016 ANNUAL REPORT [77]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

	December 31, 2015
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$103,297	$103,297	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	815	-	815	-
Long-term investments - common shares held	19,776	19,776	-	-
	$123,888	$123,073	$815	$-

The Company's cash and cash equivalents are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy.

The Company's trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of silver and gold to the expected date of final settlement (Note 5). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

The Company's long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, other receivables are reported net of allowances for uncollectable amounts.

The Company's bank debt (Note 14.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

5.	Revenue

	Years Ended December 31
(in thousands)	2016		2015
Sales
Silver
Silver credit sales	$404,020	45%	$349,644	54%
Concentrate sales	76,321	9%	65,934	10%
	$480,341	54%	$415,578	64%
Gold
Gold credit sales	$365,825	41%	$213,414	33%
Concentrate sales	45,391	5%	19,695	3%
	$411,216	46%	$233,109	36%
Total sales revenue	$891,557	100%	$648,687	100%

Silver and Gold Credit Sales
Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers. Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker. The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at December 31, 2016 or December 31, 2015. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

SILVER WHEATON 2016 ANNUAL REPORT [78]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

Concentrate Sales
Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the "Quotational Period") pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays. Final settlement generally occurs from three to six months after shipment. The Company's provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

At December 31, 2016, the Company had outstanding provisionally priced sales of $8 million (December 31, 2015 - $8 million) where the quotational period pricing was estimated based on the forward price for silver. These sales consisted of 0.5 million ounces of silver and NIL ounces of gold (December 31, 2015 - 0.3 million ounces of silver and 3,300 ounces of gold) which had a fair value loss adjustment of approximately $0.1 million (December 31, 2015 - fair value loss adjustment of approximately $0.4 million) associated with the embedded derivative. For each one cent per ounce increase or decrease in the realized silver price, revenue would increase or decrease by approximately $5,000 (December 31, 2015 - $2,700) and for each one dollar per ounce increase or decrease in the realized gold price, revenue would increase or decrease by $NIL (December 31, 2015 - $3,300).

6.	General and Administrative

		Years Ended December 31
(in thousands)	Note	2016	2015
Salaries and benefits
Salaries and benefits, excluding PSUs		$11,931	$11,456
PSUs	17.1	(633)	1,975
Total salaries and benefits		$11,298	$13,431
Depreciation		952	621
Charitable donations		1,976	1,965
Professional fees		6,168	2,040
Other		8,985	8,020
Cash settled general and administrative		$29,379	$26,077
Equity settled stock based compensation (a non-cash expense)		5,060	6,160
Total general and administrative		$34,439	$32,237

SILVER WHEATON 2016 ANNUAL REPORT [79]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

7.	Other Expense (Income)

		Years Ended December 31
(in thousands)	Note	2016	2015
Dividend income		$(37)	$(126)
Interest income		(147)	(122)
Stand-by fees	14.1	2,801	3,462
Letter of guarantee	14.2	1,185	-
Foreign exchange loss (gain)		479	(1,133)
Amortization of credit facility origination fees - undrawn facilities	14.1	636	923
Write off of credit facility origination fees upon the repayment of the non-revolving term loan	14.1	-	1,315
Other		65	(243)
Total other expense (income)		$4,982	$4,076

Write Off of Debt Issue Costs upon the Repayment of the Non-Revolving Term Loan
On February 27, 2015, the Company repaid its non-revolving term ("NRT") loan and, as a result, expensed the remaining unamortized credit facility origination fees of $1 million on that date.

8.	Accounts Receivable

		December 31	December 31
(in thousands)	Note	2016	2015
Trade receivables from provisional concentrate sales, net of fair value adjustment	5	$503	$815
Other accounts receivables		1,813	309
Total accounts receivable		$2,316	$1,124

9.	Long-Term Investments

	December 31, 2016
(in thousands)	Fair Value	Fair Value Adjustment Gains Included in OCI	Realized Loss on Disposal
Bear Creek	$23,217	$17,658	$-
Other	41,404	27,187	(7,006)
Total common shares held	$64,621	$44,845	$(7,006)

SILVER WHEATON 2016 ANNUAL REPORT [80]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

	December 31, 2015
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI	Realized Loss on Disposal
Bear Creek	$5,558	$(10,678)	$-
Revett	-	(1,401)	(11,870)
Other	14,218	(1,006)	(2,781)
Total common shares held	$19,776	$(13,085)	$(14,651)

The Company's long-term investments in common shares ("LTI's") are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income ("OCI"). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Bear Creek
At December 31, 2016, Silver Wheaton owned approximately 13.3 million (December 31, 2015 - 13.3 million) common shares of Bear Creek Mining Corporation ("Bear Creek"), representing approximately 13% (December 31, 2015 - 14%) of the outstanding shares of Bear Creek. At December 31, 2016, the fair value of the Company's investment in Bear Creek was $23 million (December 31, 2015 - $6 million).

Revett
In June 2015, the Company disposed of its investment of 5.3 million common shares of Revett Minerals Inc. ("Revett") after the acquisition of Revett by Hecla Mining Company ("Hecla"), resulting in a realized loss of $12 million.  The Company received 0.9 million common shares of Hecla as consideration for its disposal of Revett.

Other
At December 31, 2016, Silver Wheaton owned common shares of several other publicly traded mineral exploration, development and mining companies. As Silver Wheaton's investment represents less than 10% of the outstanding shares of each of the respective companies and is not considered material to Silver Wheaton's overall financial position, these investments have been reflected in these financial statements as part of Other long-term investments.

In September 2016, the Company disposed of its investment of 2.5 million common shares of Mines Management Inc. ("Mines Management") after the acquisition of Mines Management by Hecla, resulting in a realized loss of $7 million.  The Company received 0.6 million common shares of Hecla as consideration for its disposal of Mines Management.

The shares of Mines Management and Hecla, discussed above, have been reflected as a component of Other long-term investments in these financial statements.

At December 31, 2016, the fair value of the Other long-term investments was $41 million (December 31, 2015 - $14 million).

SILVER WHEATON 2016 ANNUAL REPORT [81]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

10.	Silver and Gold Interests

Year Ended December 31, 2016
Cost				Accumulated Depletion & Impairment				Carrying Amount Dec 31, 2016
(in thousands)	Balance Jan 1, 2016	Additions	Balance Dec 31, 2016	Balance Jan 1, 2016	Depletion	Impairment	Balance Dec 31, 2016
Silver interests
San Dimas	$190,331	$-	$190,331	$(43,776)	$(5,980)	$-	$(49,756)	$140,575
Peñasquito	524,626	-	524,626	(93,779)	(12,770)	-	(106,549)	418,077
Antamina	900,289	54	900,343	(13,308)	(71,229)	-	(84,537)	815,806
Constancia	302,948	-	302,948	(9,017)	(17,960)	-	(26,977)	275,971
Other [1]	1,329,731	-	1,329,731	(501,379)	(42,782)	-	(544,161)	785,570
	$3,247,925	$54	$3,247,979	$(661,259)	$(150,721)	$-	$(811,980)	$2,435,999
Gold interests
Sudbury [2]	$623,864	$-	$623,864	$(117,614)	$(33,715)	$(71,000)	$(222,329)	$401,535
Salobo	2,230,368	829,508	3,059,876	(73,611)	(81,430)	-	(155,041)	2,904,835
Constancia	136,058	-	136,058	(4,133)	(6,255)	-	(10,388)	125,670
Other [3]	402,232	-	402,232	(314,418)	(36,581)	-	(350,999)	51,233
	$3,392,522	$829,508	$4,222,030	$(509,776)	$(157,981)	$(71,000)	$(738,757)	$3,483,273
	$6,640,447	$829,562	$7,470,009	$(1,171,035)	$(308,702)	$(71,000)	$(1,550,737)	$5,919,272

1)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont and 777 silver interests.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Minto, Rosemont and 777 gold interests.

SILVER WHEATON 2016 ANNUAL REPORT [82]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

	Year Ended December 31, 2015
	Cost			Accumulated Depletion & Impairment				Carrying Amount Dec 31, 2015
(in thousands)	Balance Jan 1, 2015	Additions	Balance Dec 31, 2015	Balance Jan 1, 2015	Depletion	Impairment	Balance Dec 31, 2015
Silver interests
San Dimas	$190,331	$-	$190,331	$(37,380)	$(6,396)	$-	$(43,776)	$146,555
Peñasquito	524,626	-	524,626	(73,481)	(20,298)	-	(93,779)	430,847
Antamina	-	900,289	900,289	-	(13,308)	-	(13,308)	886,981
Constancia	302,948	-	302,948	-	(9,017)	-	(9,017)	293,931
Other [1]	1,325,427	4,304	1,329,731	(275,822)	(41,543)	(184,014)	(501,379)	828,352
	$2,343,332	$904,593	$3,247,925	$(386,683)	$(90,562)	$(184,014)	$(661,259)	$2,586,666
Gold interests
Sudbury [2]	$623,864	$-	$623,864	$(40,002)	$(28,173)	$(49,439)	$(117,614)	$506,250
Salobo	1,330,311	900,057	2,230,368	(28,109)	(45,502)	-	(73,611)	2,156,757
Constancia	136,058	-	136,058	-	(4,133)	-	(4,133)	131,925
Other [3]	402,232	-	402,232	(132,738)	(30,211)	(151,469)	(314,418)	87,814
	$2,492,465	$900,057	$3,392,522	$(200,849)	$(108,019)	$(200,908)	$(509,776)	$2,882,746
	$4,835,797	$1,804,650	$6,640,447	$(587,532)	$(198,581)	$(384,922)	$(1,171,035)	$5,469,412

1)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont and 777 silver interests.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Minto, Rosemont and 777 gold interests.

SILVER WHEATON 2016 ANNUAL REPORT [83]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	December 31, 2016			December 31, 2015
(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total
Silver interests
San Dimas	$35,023	$105,552	$140,575	$19,443	$127,112	$146,555
Peñasquito	282,547	135,530	418,077	251,133	179,714	430,847
Antamina	431,170	384,636	815,806	502,115	384,866	886,981
Constancia	255,119	20,852	275,971	273,079	20,852	293,931
Other [1]	96,391	689,179	785,570	117,647	710,705	828,352
	$1,100,250	$1,335,749	$2,435,999	$1,163,417	$1,423,249	$2,586,666
Gold interests
Sudbury [2]	$333,868	$67,667	$401,535	$366,480	$139,770	$506,250
Salobo	2,315,355	589,480	2,904,835	1,765,166	391,591	2,156,757
Constancia	117,691	7,979	125,670	124,177	7,748	131,925
Other [3]	51,233	-	51,233	80,830	6,984	87,814
	$2,818,147	$665,126	$3,483,273	$2,336,653	$546,093	$2,882,746
	$3,918,397	$2,000,875	$5,919,272	$3,500,070	$1,969,342	$5,469,412

1)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Cozamin Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont and 777 silver interests.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Minto, Rosemont and 777 gold interests.

Salobo
On February 28, 2013, the Company entered into an agreement to acquire from Vale S.A. ("Vale") an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.  On March 2, 2015, the Company agreed to amend the agreement to include an additional amount of gold equal to 25% of the life of mine gold production from Salobo, increasing the gold stream from 25% to 50% of the life of mine gold production from Salobo.

On August 2, 2016, the Company agreed to make a second amendment to the agreement with Vale to acquire an additional amount of gold equal to 25% of the life of mine gold production, with the Company being entitled to the additional attributable gold production for which an offtaker payment is received after July 1, 2016. With this amendment, the Company increased the gold stream from 50% to 75% of the life of mine gold production from Salobo.

Under the second amendment to the agreement, the Company paid Vale cash consideration of $800 million for the increased gold stream and amended the 10 million Silver Wheaton common share purchase warrants previously issued to Vale in connection with the Sudbury precious metal purchase agreement which expire on February 28, 2023 to reduce the strike price from $65 to $43.75 per common share (Note 16.1). The estimated value of the warrant amendment was $29 million. In addition, the Company is required to make ongoing payments of the lesser of $400 per ounce of gold (subject to a 1% annual inflation adjustment now commencing in 2019) or the prevailing market price per ounce of gold delivered for the full 75% of gold production.

SILVER WHEATON 2016 ANNUAL REPORT [84]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

Antamina
On November 3, 2015, the Company entered into an agreement to acquire from Glencore an amount of silver equal to Glencore's 33.75% of the Antamina silver production until the delivery of 140 million ounces of silver and 22.5% of silver production thereafter for life of mine at a fixed 100% payable rate for a total upfront cash payment of $900 million.  In addition, Silver Wheaton will make ongoing payments of 20% of spot price per silver ounce delivered under the contract.

The cost of the silver interest acquired is comprised of the following:

(in thousands)
Cost:
Cash	$900,000
Acquisition costs	343
$900,343

11.	Impairment of Silver and Gold Interests

As more fully described in Note 2.9, at every reporting period the Company assesses each precious metal purchase agreement to determine whether any indication of impairment exists.  Based on the Company's analysis, the following precious metal purchase agreements were determined to be impaired:

	Years Ended December 31
(in thousands)	2016	2015
Silver interests
Other Silver Interests
Barrick	$-	$109,723
777	-	63,778
Keno Hill	-	10,513
Gold interests
Sudbury	71,000	49,439
Other Gold Interests
777	-	151,469
Total impairment charges	$71,000	$384,922

Sudbury
During 2015, the Company recognized continued losses per ounce relative to its Sudbury gold interest (the "Sudbury PMPA"), which management considered to be an indicator of impairment. The Sudbury PMPA, which was acquired from Vale in March 2013 for $624 million (including warrants having an exercise price of $65 which were valued at $54 million), had a carrying value at December 31, 2015 of $556 million. Management estimated that the recoverable amount at December 31, 2015 under the Sudbury PMPA was $506 million, representing its FVLCD and resulting in an impairment charge of $49 million. The recoverable amount related to the Sudbury PMPA was estimated using a discount rate ranging from 5% to 7%. As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of gold and operating performance, it is classified within Level 3 of the fair value hierarchy.

Vale has recently completed a detailed study on the Sudbury mines in an effort to improve operating margins. This has resulted in a number of changes to Vale's anticipated mine plan, with the resulting 2017 to 2032 mine plan having approximately 20% less recoverable gold production than previously estimated, and this reduction in recoverable ounces was considered to be an indicator of impairment related to the Sudbury PMPA as at December 31, 2016. The Sudbury PMPA had a carrying value at December 31, 2016 of $473 million. Management has estimated that the recoverable amount at December 31, 2016 under the Sudbury PMPA was $402 million, representing its FVLCD and resulting in an impairment charge of $71 million. The recoverable amount related to the Sudbury PMPA was estimated using a discount rate ranging from 5% to 11%. As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of gold and operating performance, it is classified within Level 3 of the fair value hierarchy.

SILVER WHEATON 2016 ANNUAL REPORT [85]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

Barrick
As per Barrick's 2015 annual financial statements, Compañía Minera Nevada ("CMN"), Barrick's Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, filed a Temporary Closure Plan relative to the Pascua-Lama project with the Chilean mining authority. Barrick goes on to further state that there is significant uncertainty with respect to the estimated timeline and the estimated remaining construction costs for the Pascua-Lama project. These factors, coupled with the ongoing legal/regulatory issues related to the development of the Pascua-Lama project, was an indicator of impairment relative to the Barrick silver interest ("Barrick PMPA"). The Barrick PMPA, which was acquired for total consideration of $661 million (including capitalized interest in the amount of $84 million), had a carrying value at December 31, 2015 of $608 million. Management estimated that the recoverable amount at December 31, 2015 under the Barrick PMPA was $498 million, representing its FVLCD and resulting in an impairment charge of $110 million. The recoverable amount related to the Barrick PMPA was estimated using a discount rate ranging from 7% to 13%. As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver, construction timelines and operating performance, it is classified within Level 3 of the fair value hierarchy.

777
During the third quarter of 2015, the Company's management was informed that as a result of an unsuccessful drilling program at 777, the management of Hudbay believe that the mine life for 777 is unlikely to be extended beyond 2020.  As a result, the estimate of future production from 777 was reduced, with this reduction representing an indicator of impairment related to the 777 silver and gold interest ("777 PMPA"). At September 30, 2015, management estimated that the recoverable amount under the 777 PMPA was $148 million, representing its FVLCD and resulting in an impairment charge of $154 million. During the fourth quarter of 2015, the Company was provided with a new mine plan related to the 777 mine from the management of Hudbay. Based on this new mine plan, total recoverable ounces for the remaining mine life were approximately 39% lower than previously estimated, and this reduction in recoverable ounces was a further indicator of impairment related to the 777 PMPA. At December 31, 2015, management estimated that the recoverable amount under the 777 PMPA was $82 million, representing its FVLCD and resulting in a further impairment charge of $61 million, for a total impairment during 2015 of $215 million. The recoverable amount related to the 777 PMPA was estimated using a discount rate ranging from 11% to 15%. As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold and operating performance, it is classified within Level 3 of the fair value hierarchy.

Keno Hill
As stated in Alexco's third quarter 2015 MD&A, in September 2013 Alexco implemented an interim suspension of operations at the Bellekeno mine within the Keno Hill silver district in order to evaluate the newly discovered Flame & Moth deposit, renegotiate third party contracts and review other opportunities to reduce future all-in sustaining costs, with the aim of repositioning Keno Hill for long-term, sustainable operations. The delay in receiving deliveries relative to Keno Hill was an indicator of impairment related to the Keno Hill silver interest ("Keno Hill PMPA"). At December 31, 2015, management estimated that the recoverable amount under the Keno Hill PMPA was $33 million, representing its FVLCD and resulting in an impairment charge of $11 million. The recoverable amount related to the Keno Hill PMPA was estimated using a discount rate ranging from 7% to 17%. As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and operating performance, it is classified within Level 3 of the fair value hierarchy.

Sensitivity Analysis
As part of the review of the recoverable amounts, the Company performs a sensitivity analysis on silver and gold prices, which are key assumptions that impact the impairment calculations relative to the silver and gold interests which have indicators of impairment. Assuming a 10% decrease in gold price assumptions, while holding all other variables constant, the Company estimates that it would have taken an additional impairment charge relative to the Sudbury PMPA of $49 million during the year ended December 31, 2016.

12.	Early Deposit – Silver and Gold Interests

The Company has entered into two early deposit precious metal purchase agreements relative to early stage development projects whereby Silver Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Silver Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Silver and Gold Interests.

SILVER WHEATON 2016 ANNUAL REPORT [86]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

Toroparu
On November 11, 2013, the Company entered into an agreement (amended on April 22, 2015) to acquire from Sandspring Resources Ltd. ("Sandspring") an amount of silver and gold equal to 50% of the silver production and 10% of the gold production from its Toroparu project ("Toroparu"), located in the Republic of Guyana, South America, for the life of mine (the "Toroparu Early Deposit Agreement"). Under the Toroparu Early Deposit Agreement, Silver Wheaton agreed to pay Sandspring a total upfront cash consideration of $154 million, of which $16 million has been paid to date, with the additional $138 million payable on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Following the delivery of certain feasibility documentation or after December 31, 2017 if the feasibility documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Silver Wheaton elects to terminate, Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Silver Wheaton elects to reduce the streams, Sandspring may return the amount of the deposit already advanced less $2 million to Silver Wheaton and terminate the agreement.

Cotabambas
On March 21, 2016, the Company entered into the Cotabambas Early Deposit Agreement to acquire from Panoro Minerals Ltd. ("Panoro") an amount of silver and gold equal to 100% of the silver production and 25% of the gold production from its Cotabambas project located in Peru until 90 million silver equivalent ounces attributable to the Company have been produced, at which point the stream will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine. Under the terms of the agreement, Silver Wheaton will pay a total upfront cash consideration of $140 million, of which $4 million has been paid to date, $10 million is payable on an installment basis spread out over a period of up to eight years (subject to certain conditions), with the remainder to be payable on an installment basis to partially fund construction of the mine once certain conditions have been satisfied. In addition, Silver Wheaton will make ongoing payments of the lesser of $5.90 per ounce of silver and $450 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year after the completion test is satisfied) or the prevailing market price per ounce of silver and gold delivered.

Following the delivery of certain feasibility documentation, the Company may elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the $14 million paid less $2 million, with this repayment being due upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

13.	Royalty Interest

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the "Royalty") in the Metates properties from Chesapeake Gold Corp. ("Chesapeake") for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million and at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (⅔) of the Royalty, or 1%, for the sum of $9 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

SILVER WHEATON 2016 ANNUAL REPORT [87]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

14.	Credit Facilities

14.1.	Bank Debt

December 31, 2016
(in thousands)	Revolving Facility
Current portion	$-
Long-term portion	1,193,000
Gross bank debt outstanding [1]	$1,193,000
Year ended December 31, 2016:
Interest capitalized during the period	$-
Interest expensed during the period	24,193
Total interest incurred during the period	$24,193
Effective interest rate	2.11%

1)	There is $6 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other.

	December 31, 2015
(in thousands)	NRT Loan¹	Revolving Facility	Total
Current portion	$-	$-	$-
Long-term portion	-	1,466,000	1,466,000
Gross bank debt outstanding [2]	$-	$1,466,000	$1,466,000
Year ended December 31, 2015:
Interest capitalized during the period	$1,533	$8,600	$10,133
Interest expensed during the period	1,332	2,758	4,090
Total interest incurred during the period	$2,865	$11,358	$14,223
Effective interest rate	1.72%	1.75%	1.74%

1)	The NRT Loan was fully repaid on February 27, 2015.
2)	There was $6 million unamortized debt issue costs at December 31, 2015 associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other.

On February 27, 2015, the Company amended its Revolving Facility by increasing the available credit from $1 billion to $2 billion and then used proceeds drawn from this amended Revolving Facility together with cash on hand to repay the $1 billion of debt previously outstanding under its non-revolving term loan and terminated that loan.

On February 27, 2017, the term of the Revolving Facility was extended by an additional year, with the facility now maturing on February 27, 2022.

The Company's Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants.

At the Company's option, amounts drawn under the Revolving Facility incur interest based on the Company's leverage ratio at either (i) LIBOR plus 1.20% to 2.20%; or (ii) the Bank of Nova Scotia's Base Rate plus 0.20% to 1.20%.  Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company's leverage ratio.

SILVER WHEATON 2016 ANNUAL REPORT [88]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

14.2.	Letter of Guarantee
As more fully disclosed in Note 23, on March 15, 2016, the Company entered into a Letter of Guarantee in favour of Her Majesty the Queen in Right of Canada, as represented by the Minister of National Revenue in the amount of Cdn$192 million. The Letter of Guarantee, which renews annually and has no set expiration date, carries an annual fee of 100 basis points.

On March 15, 2017, an additional letter of guarantee in the amount of Cdn$10 million was delivered to the CRA as security for estimated interest for the following year.

15.	Issued Capital

		December 31	December 31
(US dollars in thousands)	Note	2016	2015
Issued capital
Share capital issued and outstanding: 441,456,217 common shares (December 31, 2015: 404,039,065 common shares)	15.1	$3,445,914	$2,815,569

15.1.	Shares Issued (Cancelled)
The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at December 31, 2016, the Company had no preference shares outstanding.

The Company received TSX approval to purchase up to 20,229,671 common shares over a period of twelve months ending on September 22, 2016. On January 27, 2016, Silver Wheaton announced that it had entered into an automatic securities purchase plan (the "Plan") with a broker in order to facilitate repurchases of its Common Shares under the previously announced normal course issuer bid ("NCIB"). Purchases under the Plan were made by Silver Wheaton's broker based on the parameters prescribed by the TSX and the NYSE, applicable Canadian securities laws and the terms of the parties' written agreement. Under the Plan, the broker was authorized to purchase Common Shares under the NCIB when Silver Wheaton would ordinarily not be permitted.

The Company repurchased 3,060,454 common shares under the NCIB at an average price of $13.81 per share, including 2,295,665 common shares repurchased during the year ended December 31, 2016 at an average price of $14.43 per share.

On April 14, 2016, the Company completed a bought-deal common share financing (the "Offering"), whereby a total of 38,105,250 common shares (inclusive of the underwriters' over-allotment option) of Silver Wheaton were sold at a price of $16.60 per share, for aggregate gross proceeds to Silver Wheaton of approximately $633 million. After deducting underwriter commissions, the Company raised total net proceeds of approximately $607 million, which was used to repay a portion of the debt that was drawn on the Company's $2 billion revolving credit facility in November 2015 for the $900 million purchase of the silver stream on the Antamina mine in Peru.

As a result of the Offering, the Plan was terminated. The NCIB continued in effect until its expiration on September 22, 2016.

SILVER WHEATON 2016 ANNUAL REPORT [89]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

A continuity schedule of the Company's issued and outstanding common shares from January 1, 2015 to December 31, 2016 is presented below:
	Number of Shares	Weighted Average Price
At January 1, 2015	364,777,928
Shares issued [1]	38,930,000	US$20.55
Shares cancelled 2, [3]	(777,214)	US$6.86
Share purchase options exercised [4]	229,000	Cdn$15.89
Restricted share units released [4]	32,287	$0.00
Dividend reinvestment plan [5]	847,064	US$14.42
At December 31, 2015	404,039,065
Shares issued	38,105,250	US$16.60
Shares cancelled [3]	(2,295,665)	US$6.98
Share purchase options exercised [4]	963,250	Cdn$29.44
Restricted share units released [4]	19,386	$0.00
Dividend reinvestment plan [5]	624,931	US$19.05
At December 31, 2016	441,456,217

1)
In connection with the March 2, 2015 amendment made to the Salobo precious metal purchase agreement, the Company raised gross proceeds of $800 million through the issuance of 38,930,000 common shares at $20.55 per share.

2)
Includes 119,400 common shares purchased and cancelled in accordance with the NCIB in addition to 12,425 common shares which were cancelled in accordance with the terms of the May 21, 2009 acquisition of Silverstone Resources Corp.

3)	The weighted average price of shares cancelled represents the total weighted average price of the Company's common shares immediately prior to the cancellation of the shares.
4)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
5)
The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 3%.

15.2.	Dividends Declared
During the year ended December 31, 2016, the Company declared and paid dividends to its shareholders in the amount of $0.21 per common share for total dividends of $91 million.  Approximately 13% of shareholders elected to have their dividends reinvested in common shares of the Company under the Company's dividend reinvestment plan ("DRIP"). As a result, $79 million of dividend payments were made in cash and $12 million in common shares issued, with the Company issuing 624,931 common shares under the Company's DRIP.  For the comparable period in 2015, the Company declared and paid dividends to its shareholders in the amount of $0.20 per common share for total dividends of $81 million, with the payment being comprised of $69 million in cash and $12 million in common shares issued, with the Company issuing 847,064 common shares under the Company's DRIP.

As at December 31, 2016, cumulative dividends of $612 million have been declared and paid by the Company.

16.	Reserves

	Note	December 31	December 31
(in thousands)		2016	2015
Reserves
Share purchase warrants	16.1	$83,077	$53,717
Share purchase options	16.2	26,063	28,286
Restricted share units	16.3	3,669	3,313
Long-term investment revaluation reserve, net of tax	16.4	(57,508)	(108,513)
Total reserves		$55,301	$(23,197)

SILVER WHEATON 2016 ANNUAL REPORT [90]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

16.1.	Share Purchase Warrants
A continuity schedule of the Company's share purchase warrants ("warrants") from January 1, 2015 to December 31, 2016 is presented below:
	Warrants Outstanding	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve
At January 1, 2015 and December 31, 2015	10,000,000	$65.00	1.00	$53,717
Modification to terms		(21.25)	1.00	29,360
At December 31, 2016	10,000,000	$43.75	1.00	$83,077

In connection with the Company's acquisition of the Sudbury gold interest (Note 10), on February 28, 2013, the Company issued to Vale warrants to purchase 10 million common shares of Silver Wheaton at an exercise price of $65 per warrant. The warrants, which expire on February 28, 2023, were valued using a Black-Scholes option pricing model.

In connection with the Company's second amendment to the Salobo gold interest (Note 10), on August 16, 2016 the exercise price of these warrants was lowered from $65 to $43.75 per warrant.  This amendment was also valued using a Black-Scholes option pricing model.

Each warrant entitles the holder the right to purchase one of the Company's common shares.

16.2.	Share Purchase Options
The Company has established an equity settled share purchase option plan whereby the Company's Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted for five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company's Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one common share of Silver Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility; historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 30-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:
	Years Ended December 31
	2016	2015
Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$23.37	Cdn$25.48
Expected dividend yield	1.15%	1.06%
Expected volatility	35%	35%
Risk-free interest rate	0.63%	0.44%
Expected option life, in years	2.5	2.5
Weighted average fair value per option granted	Cdn$4.81	Cdn$5.23

SILVER WHEATON 2016 ANNUAL REPORT [91]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

A continuity schedule of the Company's share purchase options reserve from January 1, 2015 to December 31, 2016 is presented below:
(in thousands)	Share Purchase Options Reserve
At January 1, 2015	$24,214
Recognition of fair value of share purchase options issued	5,312
Share purchase options exercised	(1,240)
At December 31, 2015	$28,286
Recognition of fair value of share purchase options issued	4,326
Share purchase options exercised	(6,549)
At December 31, 2016	$26,063

During the year ended December 31, 2016, the Company issued 1,159,900 share purchase options with a weighted average exercise price of Cdn$23.37 per option and a fair value of $4 million or Cdn$4.81 per option. For the comparable period in 2015, the Company issued 1,012,700 share purchase options with a weighted average exercise price of Cdn$25.48 per option and a fair value of $4 million or Cdn$5.23 per option.

Equity settled stock based compensation expense during the year ended December 31, 2016 included the recognition of $4 million of the fair value of the share purchase options issued, compared to $5 million during the comparable period in 2015.

At December 31, 2016, there were 4,097,400 share purchase options outstanding with a weighted average exercise price of Cdn$27.36 per option.  For the comparable period in 2015, there were 4,285,300 share purchase options outstanding with a weighted average exercise price of Cdn$29.88 per option.

The following table summarizes information about the options outstanding and exercisable at December 31, 2016:
Exercise Price (Cdn$)	Exercisable Options	Non-Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life
$23.26	-	940,700	940,700	4.2 years
$24.06[1]	-	189,900	189,900	4.2 years
$25.48	405,400	423,050	828,450	3.2 years
$26.07	738,500	-	738,500	2.2 years
$27.15[1]	66,050	73,650	139,700	3.2 years
$28.59	25,000	-	25,000	0.4 years
$31.24[1]	98,750	-	98,750	2.2 years
$31.48[1]	15,000	-	15,000	1.4 years
$31.88	768,000	-	768,000	1.2 years
$33.71	192,900	-	192,900	0.2 years
$34.30[1]	13,000	-	13,000	2.6 years
$34.55	10,000	-	10,000	1.0 years
$39.25	10,000	-	10,000	0.9 years
$39.52	-	8,000	8,000	4.6 years
$41.89[1]	86,000	-	86,000	1.2 years
$45.62[1]	33,500	-	33,500	0.2 years
	2,462,100	1,635,300	4,097,400	2.6 years
1) US$ share purchase options converted to Cdn$ using the exchange rate of 1.3426, being the Cdn$/US$ exchange rate at December 31, 2016.

SILVER WHEATON 2016 ANNUAL REPORT [92]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

A continuity schedule of the Company's outstanding share purchase options from January 1, 2015 to December 31, 2016 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price
At January 1, 2015	3,501,600	Cdn$29.62
Granted (fair value - $4 million or Cdn$5.23 per option)	1,012,700	25.48
Exercised	(229,000)	15.89
At December 31, 2015	4,285,300	Cdn$29.88
Granted (fair value - $4 million or Cdn$4.81 per option)	1,159,900	23.37
Exercised	(963,250)	29.44
Forfeited	(384,550)	37.08
At December 31, 2016	4,097,400	Cdn$27.36

As it relates to share purchase options, during the year ended December 31, 2016, the weighted average share price at the time of exercise was Cdn$38.68 per share, as compared to Cdn$24.61 per share during the comparable period in 2015.

16.3.	Restricted Share Units ("RSUs")
RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company's common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company's common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company's common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification General and Administrative.

A continuity schedule of the Company's restricted share units reserve from January 1, 2015 to December 31, 2016 is presented below:
(in thousands)	Restricted Share Units Reserve
At January 1, 2015	$3,307
Recognition of fair value of RSUs issued	848
Restricted share units released	(842)
At December 31, 2015	$3,313
Recognition of fair value of RSUs issued	734
Restricted share units released	(378)
At December 31, 2016	$3,669

During the year ended December 31, 2016, the Company issued 40,450 RSUs with a fair value of $1 million or Cdn$23.32 per RSU. For the same period in 2015, the Company issued 38,000 RSUs with a fair value of $1 million or Cdn$25.48 per RSU.

As of December 31, 2016, there were 191,381 RSUs outstanding. For the comparable period in 2015, there were 170,317 RSUs outstanding.

SILVER WHEATON 2016 ANNUAL REPORT [93]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

16.4.	Long-Term Investment Revaluation Reserve
The Company's long-term investments in common shares (Note 9) are held for long-term strategic purposes and not for trading purposes. Upon the application of IFRS 9, Financial Instruments (2009), the Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

A continuity schedule of the Company's long-term investment revaluation reserve from January 1, 2015 to December 31, 2016 is presented below:

	Change in Fair Value Due To:
(in thousands)	Share Price	Foreign Exchange	Tax Effect	Total
At January 1, 2015	$(128,728)	$18,649	$-	$(110,079)
Unrealized gain (loss) on LTIs [1]	(9,467)	(3,618)	-	(13,085)
Reallocate reserve to retained earnings upon disposal of LTIs [1]	16,783	(2,132)	-	14,651
At December 31, 2015	$(121,412)	$12,899	$-	$(108,513)
Unrealized gain (loss) on LTIs [1]	44,865	(20)	(846)	43,999
Reallocate reserve to retained earnings upon disposal of LTIs [1]	7,006	-	-	7,006
At December 31, 2016	$(69,541)	$12,879	$(846)	$(57,508)

1)	LTIs refers to long-term investments in common shares held.

17.	Stock Based Compensation

The Company's stock based compensation consists of share purchase options (Note 16.2), restricted share units (Note 16.3) and performance share units (Note 17.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder's equity section of the Company's balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

17.1.	Performance Share Units ("PSUs")
The Company has established a Performance Share Unit Plan ("the PSU plan") whereby PSUs will be issued to eligible employees as determined by the Company's Board of Directors or the Company's Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Silver Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company's total shareholder return to those achieved by various peer companies, the price of silver and the Philadelphia Gold and Silver Index.

The PSUs accumulate dividend equivalents in the form of additional units based on the dividends paid on the Company's common shares. Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the year ended December 31, 2016, the Company issued 232,000 PSUs as compared to 216,200 PSUs during the comparable period of the previous year.

SILVER WHEATON 2016 ANNUAL REPORT [94]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

General and administrative expense during the year ended December 31, 2016 included a $1 million cost recovery related to the anticipated fair value of the PSUs issued using a performance factor ranging from 2% to 63%, compared to a $2 million accrual during the comparable period in 2015 using a performance factor of 100%.

A continuity schedule of the Company's outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) from January 1, 2015 to December 31, 2016 is presented below:

Number of PSUs Outstanding
At January 1, 2015	511,951
Granted	216,200
Dividend equivalent participation	8,556
Paid	(73,411)
At December 31, 2015	663,296
Granted	232,000
Dividend equivalent participation	7,586
Paid	(166,915)
Forfeited	(18,403)
At December 31, 2016	717,564

18.	Earnings per Share ("EPS") and Diluted Earnings per Share ("Diluted EPS")

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Years Ended December 31
(in thousands)	2016	2015
Basic weighted average number of shares outstanding	430,461	395,755
Effect of dilutive securities
Share purchase options	199	14
Restricted share units	185	169
Diluted weighted average number of shares outstanding	430,845	395,938

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$27.04, compared to Cdn$21.17 for the comparable period in 2015.

SILVER WHEATON 2016 ANNUAL REPORT [95]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

	Years Ended December 31
(in thousands)	2016	2015
Share purchase options	1,400	4,285
Share purchase warrants	10,000	10,000
Total	11,400	14,285

19.	Supplemental Cash Flow Information

	Years Ended December 31
(in thousands)	2016	2015
Change in non-cash working capital
Accounts receivable	$(1,194)	$3,007
Accounts payable and accrued liabilities	8,667	(39)
Other	(434)	217
Total change in non-cash working capital	$7,039	$3,185

20.	Income Taxes

Income tax recognized in net earnings is comprised of the following:

	Years Ended December 31
(in thousands)	2016	2015
Current income tax (recovery) expense related to foreign jurisdictions	$(28)	$208
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$4,053	$(13,089)
Write down (reversal of write down) of previously recognized temporary differences	(5,355)	9,490
Total deferred income tax recovery	$(1,302)	$(3,599)
Income tax recovery recognized in net earnings	$(1,330)	$(3,391)

SILVER WHEATON 2016 ANNUAL REPORT [96]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

Income tax recognized as a component of OCI is comprised of the following:

	Years Ended December 31
(in thousands)	2016	2015
Deferred income tax expense related to the gains on LTIs - common shares held	$846	$-
Deferred income tax expense recognized in OCI	$846	$-

Income tax recognized directly in equity is comprised of the following:

	Years Ended December 31
(in thousands)	2016	2015
Deferred income tax (recovery) expense related to:
Origination and reversal of temporary differences	$(1,447)	$(725)
Write down of previously recognized temporary differences	1,989	3,558
Deferred income tax expense recognized in equity	$542	$2,833

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Years Ended December 31
(in thousands)	2016	2015
Earnings (loss) before income taxes	$193,807	$(165,433)
Canadian federal and provincial income tax rates	26.00%	26.00%
Income tax expense (recovery) based on above rates	$50,390	$(43,013)
Non-deductible stock based compensation and other	4,001	3,083
Differences in tax rates in foreign jurisdictions	(72,898)	(34,880)
Current period unrecognized temporary differences - impairments	16,874	57,925
Current period unrecognized temporary differences	5,658	4,004
Write down (reversal of write down) of previously recognized temporary differences	(5,355)	9,490
Income tax recovery	$(1,330)	$(3,391)

The majority of the Company's income generating activities, including the sale of silver and gold, is conducted by its 100% owned subsidiary Silver Wheaton (Caymans) Ltd., which operates in the Cayman Islands and is not subject to income tax. Refer to Note 23 for more information.

SILVER WHEATON 2016 ANNUAL REPORT [97]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

The recognized deferred income tax assets and liabilities are offset on the balance sheet. The movement in deferred income tax assets and liabilities for the years ended December 31, 2016 and December 31, 2015, respectively, is shown below:

	Year Ended December 31, 2016
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders' Equity	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital losses	$3,486	$19	$-	$3	$3,508
Financing fees	979	(261)	-	(545)	173
Capital losses	-	846	-	-	846
Other	276	(233)	-	-	43
Deferred tax liabilities
Interest capitalized for accounting	(84)	-	-	-	(84)
Long-term investments	-	-	(846)	-	(846)
Silver and gold interests	(4,657)	1,017	-	-	(3,640)
Other	(176)	(86)	-	-	(262)
Total	$(176)	$1,302	$(846)	$(542)	$(262)

	Year Ended December 31, 2015
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders' Equity	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital losses	$14,069	$(7,025)	$-	$(3,558)	$3,486
Financing fees	1,422	(1,168)	-	725	979
Other	2,111	(1,835)	-	-	276
Deferred tax liabilities
Interest capitalized for accounting	(84)	-	-	-	(84)
Silver and gold interests	(18,348)	13,691	-	-	(4,657)
Other	(112)	(64)	-	-	(176)
Total	$(942)	$3,599	$-	$(2,833)	$(176)

SILVER WHEATON 2016 ANNUAL REPORT [98]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

Deferred income tax assets in Canada not recognized are shown below:

	December 31	December 31
	2016	2015
Non-capital losses	$25,002	$16,020
Financing fees	10,480	6,618
Silver and gold interests	70,913	57,925
Other	1,394	1,835
Capital losses	11,019	11,033
Unrealized losses on long-term investments	8,928	14,744
Total	$127,736	$108,175

Deferred income taxes have not been provided on the temporary difference relating to investments in foreign subsidiaries for which the Company can control the timing of and manner in which funds are repatriated and does not plan to repatriate funds to Canada in the foreseeable future that would be subject to tax.  The temporary difference relating to investments in foreign subsidiaries is $311 million as at December 31, 2016, of which $281 million will reverse in the future and be exempt from tax on repatriation, leaving $30 million that would be taxable on repatriation.

At December 31, 2016, the Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years.  If not utilized, the non-capital losses in the amount of $110 million will expire as follows: 2028 – $29 million, 2029 – $9 million, 2033 – $11 million, 2034 – $5 million, 2035 – $21 million, 2036 – $35 million.  In addition, the Company has available net capital losses of $46 million for Canadian income tax purposes which may be carried forward indefinitely to reduce taxable capital gains in future years.
21.	Related Party Transactions

Compensation of Key Management Personnel
Key management personnel compensation, including directors, is as follows:

	Years Ended December 31
(in thousands)	2016	2015
Short-term benefits [1]	$6,478	$6,133
Post-employment benefits	51	49
PSUs [2]	(388)	1,784
Equity settled stock based compensation (a non-cash expense) [3]	3,490	4,184
Total executive compensation	$9,631	$12,150
1) Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.
2)  As more fully disclosed in Note 17.1, PSU compensation expense is recorded on a straight-line basis over the three year vesting period, with the expense being adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

3) As more fully disclosed in Notes 16.2 and 16.3, equity settled stock based compensation expense is recorded on a straight-line basis over the vesting period.

22.	Post-Employment Benefit Costs

The Company sponsors a Group Registered Retirement Savings Plan ("RRSP") for all qualified employees.  Participants in the plan can elect to contribute up to the lesser of (i) 50% of the RRSP contribution limit as established under the Income Tax Act (Canada) or (ii) 9% of their annual base salary, and the Company will match this contribution.  The assets of the Group RRSP are held separately from those of the Company in independently administered funds.

SILVER WHEATON 2016 ANNUAL REPORT [99]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

General and administrative expense during 2016 included $196,000 of contributions to the Group RRSP plan made by the Company, as compared to $192,000 during 2015.

23.	Commitments and Contingencies

Silver and Gold Interests
The following table summarizes the Company's commitments to make per-ounce cash payments for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1,2]		Term of Agreement	Date of Original Contract
	Silver	Gold	Silver	Gold
San Dimas	100% [3]	0%	$4.28	n/a	Life of Mine	15-Oct-04
Peñasquito	25%	0%	$4.13	n/a	Life of Mine	24-Jul-07
Salobo	0%	75%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Antamina	33.75%	0%	20% of Spot	n/a	Life of Mine	3-Nov-15
Constancia	100%	50% [4]	$5.90 [5]	$400 [5]	Life of Mine	8-Aug-12
Other
Los Filos	100%	0%	$4.29	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.27	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% [6]	0%	$8.74 [7]	n/a	Life of Mine	23-Mar-06
Stratoni	100%	0%	$4.18 [8]	n/a	Life of Mine	23-Apr-07
Minto	100%	100% [9]	$4.14	$318	Life of Mine	20-Nov-08
Cozamin	100%	0%	$4.28	n/a	10 years	4-Apr-07
Neves-Corvo	100%	0%	$4.18	n/a	50 years	5-Jun-07
Aljustrel	100% [10]	0%	$4.06	n/a	50 years	5-Jun-07
Keno Hill	25%	0%	$3.90 [11]	n/a	Life of Mine	2-Oct-08
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	8.5 years	8-Sep-09
Pierina	100%	0%	$3.90	n/a	8.5 years [12]	8-Sep-09
Veladero	100% [13]	0%	$3.90	n/a	8.5 years	8-Sep-09
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a [14]
777	100%	50%	$6.02 [5]	$408 [5]	Life of Mine	8-Aug-12
Early Deposit
Toroparu	50%	10%	$3.90	$400	Life of Mine	11-Nov-13
Cotabambas	100% [15]	25% [15]	$5.90	$450	Life of Mine	21-Mar-16

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)
Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.24 per ounce, subject to an annual inflationary factor.

3)	Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
5)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
6)	Silver Wheaton is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
7)
Should the market price of silver exceed $20 per ounce, in addition to the $8.74 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.74 per ounce of silver delivered.

8)
In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Silver Wheaton and Eldorado Gold agreed to modify the Stratoni silver purchase agreement. The primary modification is to increase the production price per ounce of silver delivered to Silver Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Silver Wheaton's defined area of interest ("Expansion Drilling"); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated.

9)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)	Silver Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
11)
In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by March 31, 2017 at Alexco's option. Certain provisions of the amended agreement are not applicable to the Bermingham deposit properties, with the result being that the original silver purchase agreement will continue to apply to those properties.

12)	As per Barrick's disclosure, closure activities were initiated at Pierina in August 2013.
13)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
14)	Terms of the agreement not yet finalized.
15)
Once 90 million silver equivalent ounces attributable to Silver Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

SILVER WHEATON 2016 ANNUAL REPORT [100]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2017	2018 - 2020	2021 - 2022	After 2022	Sub-Total	Other Commitments	Total
Bank debt [1]	$-	$-	$1,193,000	$-	$1,193,000	$-	$1,193,000
Interest [2]	30,804	107,260	5,858	-	143,922	-	143,922
Silver and gold interest payments [3]
Rosemont [4]	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas	1,500	4,500	3,000	1,000	10,000	126,000	136,000
Operating leases	1,224	3,496	1,794	1,884	8,398	-	8,398
Total contractual obligations	$33,528	$115,256	$1,203,652	$2,884	$1,355,320	$527,550	$1,882,870

1)	At December 31, 2016, the Company had $1.2 billion drawn and outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).
4)	Includes contingent transaction costs of $1 million.

Rosemont
In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata
In connection with the Company's election to convert the debenture with Pan American Silver Corp. ("Pan American") into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Toroparu
In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Sandspring an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2017 if the feasibility documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Silver Wheaton elects to terminate, Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Silver Wheaton elects to reduce the streams, Sandspring may return the amount of the deposit already advanced less $2 million to Silver Wheaton and terminate the agreement.

SILVER WHEATON 2016 ANNUAL REPORT [101]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

Cotabambas
In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $4 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $10 million to Panoro, spread over up to eight years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

Salobo
The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum ("Mtpa"). If actual throughput is expanded above 28 Mtpa within a predetermined period, and depending on the grade of material processed, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021.

Other
Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

2005 – 2010 Taxation Years: Canada Revenue Agency Dispute

On September 24, 2015, the Company received Notices of Reassessment (the "Reassessments") from the CRA totaling Cdn$353 million for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years. The CRA's position in the Reassessments is that the transfer pricing provisions of the Income Tax Act (Canada) (the "Act") relating to income earned by the Company's foreign subsidiaries outside of Canada should apply such that the income of Silver Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company's foreign subsidiaries for the 2005-2010 taxation years. Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Silver Wheaton is vigorously defending its tax filing positions.

On January 8, 2016, Silver Wheaton commenced an appeal in the Tax Court of Canada. Silver Wheaton was required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. Rather than making this deposit in cash, on March 15, 2016, Silver Wheaton posted security in the form of a letter of guarantee in the amount of Cdn$192 million, which included interest accrued to March 2016 plus estimated interest for the following year. On March 15, 2017, an additional letter of guarantee in the amount of Cdn$10 million was delivered to the CRA as security for estimated interest for the following year. The timing for the court process is uncertain.

2011 – 2013 Taxation Years: Audit of International Transactions

The CRA has also commenced an audit of the Company's international transactions covering the 2011-2013 taxation years, which is currently ongoing. The Company has not received any proposal or notices of reassessment for the 2011-2013 taxation years in connection with this audit.

SILVER WHEATON 2016 ANNUAL REPORT [102]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

For ease of reference, the following provides an overview of the current status of CRA matters:

	CRA Position/Status	Potential Income Inclusion	Potential Income Tax Payable	Payments Made	Timing
2005-2010 Taxation Years

Transfer pricing provisions of the Act should apply such that Silver Wheaton's income subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by Silver Wheaton's foreign subsidiaries.
CRA has reassessed Silver Wheaton and is seeking to increase Silver Wheaton's income subject to tax in Canada by Cdn$715 million.

CRA has reassessed Silver Wheaton and is seeking to impose income tax of Cdn$201 million. In addition, transfer pricing penalties of Cdn$72 million and interest (calculated to September 24, 2015) and other penalties of Cdn$81 million have been assessed for total of Cdn$353 million.(1), (4)

				Silver Wheaton has posted security in the form of letters of guarantee totaling Cdn$202 million which includes interest accrued to March 2017 plus estimated interest for the following year.(1), (4)	An appeal in the Tax Court of Canada commenced January 8, 2016. Timing of resolution of the matter in court is uncertain.
2011-2013 Taxation Years	CRA audit commenced January 19, 2016. CRA has not issued a proposal or reassessment.	If CRA were to reassess on similar basis as 2005-2010 taxation years, CRA would seek to increase Silver Wheaton's income subject to tax in Canada by approximately $1.2 billion.(2)	If CRA were to reassess on similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $310 million.(2), (3)	N/A	Time to complete CRA audit unknown.
2014-2016 Taxation Years	Remain open to audit by CRA.	If CRA were to audit and then reassess on similar basis as 2005-2010 taxation years, CRA would seek to increase Silver Wheaton's income subject to tax in Canada by approximately $550 million.(2)	If CRA were to audit and then reassess on similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $142 million.(2), (3)	N/A	N/A

1)	Estimates of interest given as of the date stated. Interest accrues until payment date.
2)
For precious metal purchase agreements with upfront payments paid in the form of a deposit, the estimates of income inclusion and tax payable are based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal.

3)	This amount does not include potential interest and penalties to the extent may be applicable.
4)
As a consequence of the CRA's reassessment of the 2005-2010 taxation years, CRA has denied non-capital losses of US$12 million and US$14 million that the Company had carried forward and applied to the 2011 and 2012 taxation years, respectively.  Accordingly, the Company has carried back non-capital losses from subsequent taxation years to eliminate the taxable income in the 2011 and 2012 taxation years.  However, interest and penalties of US$1.3 million remained owing, 50% of which has been paid as the Company filed Notices of Objection with respect to the reassessments of the 2011 and 2012 taxation years. The reassessments do not relate to the CRA international audit of the 2011-2013 taxation years.

SILVER WHEATON 2016 ANNUAL REPORT [103]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue the Reassessments, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the Proposal (the "Complaints").

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the "Defendants") and a lead plaintiff (the "Plaintiff") was selected. On December 18, 2015, the Plaintiff filed a consolidated amended complaint (the "Amended Complaint"). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company's business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Specifically, the Amended Complaint focuses on the Reassessments. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company's securities during an alleged class period of March 30, 2011 to July 6, 2015.

At a hearing on June 6, 2016, the Court denied the Defendants' motion to dismiss. A denial of such a motion is not a ruling on the merits of the claims in the lawsuit. The Plaintiff has moved to certify the purported class and the Defendants have filed an opposition. No trial date has been set.
The Company believes the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

Canadian Shareholder Class Action

By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Silver Wheaton Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer.  The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Silver Wheaton common shares in Silver Wheaton's March 2015 public offering, and (ii) acquired Silver Wheaton common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

SILVER WHEATON 2016 ANNUAL REPORT [104]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

24.	Segmented Information

Operating Segments
The Company's reportable operating segments, which are the components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's Chief Executive Officer ("CEO"), who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Year Ended December 31, 2016
Sales		Cost of Sales	Depletion	Gross Margin	Impairment Charges [1]	Net Earnings (Loss)	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas	$91,929	$23,031	$5,980	$62,918	$-	$62,918	$68,898	$140,575
Peñasquito	71,196	17,111	12,770	41,315	-	41,315	54,085	418,077
Antamina	120,916	24,180	71,229	25,507	-	25,507	96,736	815,806
Constancia	41,019	14,297	17,960	8,762	-	8,762	26,926	275,971
Other [2]	155,281	46,623	42,782	65,876	-	65,876	110,364	785,570
	$480,341	$125,242	$150,721	$204,378	$-	$204,378	$357,009	$2,435,999
Gold
Sudbury [3]	$53,384	$17,134	$33,715	$2,535	$(71,000)	$(68,465)	$36,281	$401,535
Salobo	253,582	81,781	81,430	90,371	-	90,371	171,802	2,904,835
Constancia	18,792	6,112	6,255	6,425	-	6,425	12,693	125,670
Other [4]	85,458	24,165	36,581	24,712	-	24,712	66,527	51,233
	$411,216	$129,192	$157,981	$124,043	$(71,000)	$53,043	$287,303	$3,483,273
Total silver and gold interests	$891,557	$254,434	$308,702	$328,421	$(71,000)	$257,421	$644,312	$5,919,272
Corporate
General and administrative						$(34,439)	$(32,563)
Interest expense						(24,193)	(23,317)
Other						(4,982)	(4,131)
Income tax recovery						1,330	-
Total corporate						$(62,284)	$(60,011)	$234,047
Consolidated						$195,137	$584,301	$6,153,319

1)	See Note 11 for further information.
2)
Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero and 777 silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

3)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
4)
Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto and 777 gold interests and the non-operating Rosemont gold interest.

SILVER WHEATON 2016 ANNUAL REPORT [105]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

Year Ended December 31, 2015
Sales		Cost of Sales	Depletion	Gross Margin	Impairment Charges [1]	Net Loss	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas	$113,198	$30,680	$6,396	$76,122	$-	$76,122	$82,518	$146,555
Peñasquito	114,083	29,026	20,298	64,759	-	64,759	85,057	430,847
Antamina	18,858	3,748	13,308	1,802	-	1,802	15,110	886,981
Constancia	18,053	6,845	9,017	2,191	-	2,191	11,209	293,931
Other [2]	151,386	40,429	41,543	69,414	(184,014)	(114,600)	111,984	828,352
	$415,578	$110,728	$90,562	$214,288	$(184,014)	$30,274	$305,878	$2,586,666
Gold
Sudbury [3]	$39,201	$13,392	$28,173	$(2,364)	$(49,439)	$(51,803)	$25,371	$506,250
Salobo	124,250	43,359	45,502	35,389	-	35,389	80,890	2,156,757
Constancia	11,860	4,159	4,133	3,568	-	3,568	7,700	131,925
Other [4]	57,798	18,576	30,211	9,011	(151,469)	(142,458)	38,895	87,814
	$233,109	$79,486	$108,019	$45,604	$(200,908)	$(155,304)	$152,856	$2,882,746
Total silver and gold interests	$648,687	$190,214	$198,581	$259,892	$(384,922)	$(125,030)	$458,734	$5,469,412
Corporate
General and administrative						$(32,237)	$(21,807)
Interest expense						(4,090)	(2,697)
Other						(4,076)	(2,871)
Income tax recovery						3,391	-
Total corporate						$(37,012)	$(27,375)	$162,799
Consolidated						$(162,042)	$431,359	$5,632,211

1)	See Note 11 for further information.
2)
Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero and 777 silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

3)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
4)
Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto and 777 gold interests and the non-operating Rosemont gold interest.

SILVER WHEATON 2016 ANNUAL REPORT [106]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

Geographical Areas
The Company's geographical information, which is based on the location of the mining operations to which the silver or gold interests relate, are summarized in the tables below:

	Year Ended December 31, 2016
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$150,567	$45,741	$452,768
United States	-	433	-
Mexico	181,190	560,727	-
Europe
Greece	11,261	15,138	-
Portugal	9,311	24,598	-
Sweden	35,721	42,180	-
South America
Argentina / Chile [1]	11,662	502,598	-
Brazil	253,582	-	2,904,835
Peru	238,263	1,244,584	125,670
Consolidated	$891,557	$2,435,999	$3,483,273
1) Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

	Year Ended December 31, 2015
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$103,153	$52,547	$594,064
United States	-	433	-
Mexico	247,636	585,293	-
Europe
Greece	8,529	22,589	-
Portugal	9,610	25,391	-
Sweden	29,558	45,241	-
South America
Argentina / Chile [1]	19,203	506,137	-
Brazil	124,249	-	2,156,757
Peru	106,749	1,349,035	131,925
Consolidated	$648,687	$2,586,666	$2,882,746
1) Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

SILVER WHEATON 2016 ANNUAL REPORT [107]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2016 and 2015 (US Dollars)

25.	Subsequent Events

Declaration of Dividend
On March 21, 2017, the Board of Directors declared a dividend in the amount of $0.07 per common share as per the Company's stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the operating cash flow of the previous four quarters. This dividend is payable to shareholders of record on April 05, 2017 and is expected to be distributed on or about April 21, 2017. The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

SILVER WHEATON 2016 ANNUAL REPORT [108]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
SILVER WHEATON CORP.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Silver Wheaton (Caymans) Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS
LAWRENCE BELL
GEORGE BRACK
JOHN BROUGH
PETER GILLIN
CHANTAL GOSSELIN
DOUGLAS HOLTBY, Chairman
CHARLES JEANNES
EDUARDO LUNA
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President
 & Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
 Investor Relations

HAYTHAM HODALY
Senior Vice President,
 Corporate Development

TRANSFER AGENT
CST Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: inquiries@canstockta.com

AUDITORS
Deloitte LLP
Vancouver, BC

INVESTOR RELATIONS
PATRICK DROUIN
Senior Vice President, Investor Relations
T:  1 604 684 9648
TF: 1 800 380 8687
E:  info@silverwheaton.com

Silver Wheaton® is a registered trademark of Silver Wheaton Corp. in Canada, the United States and certain other jurisdictions.